Exhibit 99.1
Annual Information Form
February 17, 2021

2020 Annual Information Form

Table of Contents

Nomenclature	1
Cautionary Statement on Forward-Looking Information	1
Glossary of Technical Terms	8
Corporate Structure	10
Name, Address and Incorporation	10
Intercorporate Relationships	11
General Development of the Business	13
Three-Year History	13
2018	13
2019	13
2020	14
Description of the Business	16
General	16
Product Summary	17
Copper	17
Zinc	18
Steelmaking Coal	19
Energy	20
Individual Operations	21
Copper	21
Zinc	34
Steelmaking Coal	39
Energy	48
Exploration	50
Corporate	51
Mineral Reserves and Resources	52
Definitions for Mineral Reserves and Mineral Resources	57
Methodologies and Assumptions	58
Comments on Individual Operations	59
Risks and Uncertainties	62
Qualified Persons	62
Oil and Gas Reserves	62
Reserve Categories	63
Fort Hills Mine	63
Other Oil and Gas Information	70
Health, Safety, Community and Environmental Protection	71
Health and Safety	71
Reclamation and Closure	71
Climate Change and Carbon Pricing	72
Water Regulation	73
Social and Environmental Policies	74
Human Resources	75
Technology and Innovation	75
Foreign Operations	76

2020 Annual Information Form

Competitive Conditions	76
Risk Factors	77
Dividends	98
Description of Capital Structure	98
General Description of Capital Structure	98
Share Capital	98
Credit Facilities	99
Public Indebtedness	102
Ratings	103
Market for Securities	105
Trading Price and Volume	105
Directors and Officers	106
Directors	106
Officers	107
Audit Committee Information	110
Mandate of Audit Committee	110
Composition of the Audit Committee	110
Pre-Approval Policies and Procedures	112
Auditor’s Fees	112
Ownership by Directors and Officers and Interests in Material Transactions	113
Legal Proceedings and Regulatory Actions	113
Transfer Agents and Registrars	115
Material Contracts	116
Interests of Experts	116
Disclosure Pursuant to the Requirements of the New York Stock Exchange	116
Non-GAAP Measures	117
Additional Information	118
Schedule A – Audit Committee Charter	A - 1
Schedule B – Report of Management and Directors on Reserves Data and Other Information	B - 1
Schedule C – Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor	C - 1
Schedule D – List of Technical Reports	D - 1

2020 Annual Information Form

Nomenclature
In this Annual Information Form, unless the context otherwise dictates, “we”, “Teck” or the “Company” refers to Teck Resources Limited and its subsidiaries. All dollar amounts expressed throughout this Annual Information Form are in Canadian dollars unless otherwise noted.
Cautionary Statement on Forward-Looking Information
This Annual Information Form contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this Annual Information Form.
These forward-looking statements include, but are not limited to, statements concerning:
■forecast production;
■forecast operating costs, unit costs, capital costs and other costs;
■sales forecasts;
■our strategies, objectives and goals;
■future prices and price volatility for copper, zinc, steelmaking coal, blended bitumen and other products and commodities that we produce and sell, as well as oil, natural gas and petroleum products;
■the demand for and supply of copper, zinc, steelmaking coal, blended bitumen and other products and commodities that we produce and sell;
■expected receipt of regulatory approvals and the expected timing thereof;
■expectations regarding our ability to maintain and renew existing licences and leases for our properties;
■expected receipt or completion of prefeasibility studies, feasibility studies and other studies and the expected timing thereof, including our expectations regarding the requested modification to Antamina’s current Environmental Impact Assessment certificate;
■proposed or expected changes in regulatory frameworks and their anticipated impact on our business;
■our interest and other expenses;
■our tax position and the tax rates applicable to us;
■pipeline capacity for Canadian crude oil and the adequacy of our logistics arrangements related to Fort Hills;
■the timing and costs of construction and production with respect to, and the issuance of the necessary permits and other authorizations required for, certain of our development

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2020 Annual Information Form

and expansion projects, including, among others, the Quebrada Blanca Phase 2 (QB2) project, the NuevaUnión copper project and our Project Satellite projects;
■expected mine lives and the possibility of extending mine lives through the development of new areas or otherwise;
■effectiveness of our tailings and water-related projects to manage increased water volumes at Red Dog, including the expectation that they will minimize potential constraints on production in the future;
■expectations regarding the Neptune Bulk Terminals facility upgrade, including costs, capital expenditures, benefits and timing of completion of the upgrade;
■the closure of our Cardinal River operations and our expectation that we will be able to increase production capacity at our other Elk Valley mines in order to offset production losses from this closure;
■our estimates of the quantity and quality of our mineral and oil reserves and resources;
■expected benefits of the agreements with Westshore and Ridley Terminals, including providing greater flexibility and optionality, contributing to reduced costs and improved performance and reliability;
■our expectation that a portion of coal lands associated with the Swift region of Fording River may be developed and mined under the Greenhills mine plan;
■timing of construction and completion of our Fording River South Active Water Treatment Facility (AWTF) and saturated rock fill (SRF) facilities;
■our expectation that Fording River AWTF will be the last full-scale AWTF and that future treatment facilities will be SRFs;
■expected Elk Valley water treatment spending, capital and operating costs, and plans;
■expected cost of implementing incremental measures under the October 2020 Direction issued by Environment and Climate Change Canada;
■expectations regarding the QB2 project, including expectations regarding financing, timing and amount of contributions, capacity, mine life, regulatory approvals, projected expenditures, and that we will be able to transition to renewable energy for approximately half of the power required for the operation of QB2;
■the production capacity, planned production levels and future production of our operations and other development projects, including Quebrada Blanca Phase 3;
■availability of transportation for our products from our operations to our customers, including our expectations regarding the benefits of our agreements with transportation providers;
■potential impact of transportation, port or pipeline disruptions or production disruptions;
■our expectations for our RACE21™ innovation-driven business transformation program;
■availability of our credit facilities;
■financial assurance requirements related to our projects and related agreements;
■our planned capital expenditures and capital spending and timing for completion of our capital projects;

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■our estimates of reclamation and other costs related to environmental protection;
■our future capital and mine production costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;
■the costs, steps and potential impact of managing water quality at our coal operations, including but not limited to statements under “Description of the Business — Individual Operations — Steelmaking Coal — Elk Valley Water Quality Management” including our expectations regarding our ability to expand our water treatment capacity using active water treatment facilities and saturated rock fill technology, expected timing of construction and completion of our various proposed active water treatment and saturated rock fill facilities, capital spending guidance, our expectations for water treatment capacity in the future, the regulatory process relating to active water treatment and estimates of our long-term costs of water management;
■our expectation that we can upgrade Neptune Bulk Terminals’ operational coal capacity, the benefits associated therewith and our anticipated capital costs and timing for completion thereof;
■expectations regarding the QB2 project, including expectations regarding financing, timing and amount of contributions, capacity, mine life, regulatory approvals, projected expenditures and our expectation that the operation will eventually transition to a fully autonomous fleet and that we will be able to transition to renewable energy for approximately half of the power required for the operation of QB2;
■expected spending and activities at our Project Satellite properties;
■anticipated benefits, timing and costs of the Red Dog mill upgrade project;
■our financial and operating objectives;
■our exploration, environmental, community, health and safety initiatives;
■the outcome of legal and regulatory proceedings and other disputes in which we are involved, including potential charges under the Fisheries Act and the Upper Columbia River Basin litigation, and any timing or other expectations in respect thereof;
■the outcome of our coal sales negotiations and negotiations with metals and concentrate customers concerning treatment charges, price adjustments and premiums;
■our expectation that we will receive a portion of our carbon tax expenditures back under the CleanBC Program for Industry;
■our expectations regarding the amount of Class B subordinate voting shares that might be purchased under the normal course issuer bid and the mechanics thereof;
■our dividend policy and capital allocation framework; and
■general business and economic conditions.
Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control, including risks that may affect our operating or capital plans; risks generally encountered in the permitting and development of mineral and oil and gas properties such as unusual or unexpected geological formations; risks associated with the COVID-19 pandemic and resulting disruption and volatility in financial and commodities markets, restrictions on the conduct of business and global uncertainty; unanticipated metallurgical difficulties, delays associated with permit appeals or other regulatory

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processes, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with any damage to our reputation; risks associated with the Canadian Corruption of Foreign Public Officials Act and similar foreign bribery laws; risks associated with labour disturbances and availability of skilled labour; risks associated with fluctuations in the market prices of our principal commodities, which are cyclical and subject to substantial price fluctuations; risks associated with changes to the tax and royalty regimes in which we operate; risks created through competition for mining and oil and gas properties; risks associated with lack of access to markets; risks associated with mineral and oil and gas reserve estimates; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with access to capital; risks associated with changes to our credit ratings; risks associated with our material financing arrangements and our covenants thereunder; risks associated with climate change, environmental compliance, changes in environmental legislation and regulation, and changes to our reclamation obligations; risks associated with our dependence on third parties for the provision of transportation, port, pipeline and other critical services; risks associated with the need to procure goods and services for our business, projects and operations, including risks relating to availability, prices, quality and timely delivery of goods and services; risks associated with non-performance by contractual counterparties; risks associated with potential disputes with partners and co-owners; risks associated with Indigenous Peoples’ claims and other title risks; social and political risks associated with operations in foreign countries; risks associated with the preparation of our financial statements; risks related to trade barriers or import restrictions; risks of changes in tax laws or their interpretation; risks associated with information technology, including cybersecurity risks and risks associated with the failure of such information technology to achieve the benefits we expect; and risks associated with tax reassessments and legal proceedings. See “Risk Factors” for a discussion of additional risks we face. The amount and timing of actual capital expenditures is dependent upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs to enable the related capital project to be completed as currently anticipated. Certain of our operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. QB2 costs, construction progress and timing of first production is dependent on, among other matters, our continued ability to successfully manage through the impacts of COVID-19. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic. Further factors associated with our Elk Valley Water Quality Plan are discussed under the heading “Description of the Business — Individual Operations — Steelmaking Coal — Elk Valley Water Quality Management”. Declaration and payment of dividends and capital allocation are generally the discretion of the Board, and our dividend policy and capital allocation framework will be reviewed regularly and may change.
Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Annual Information Form. Such statements are based on a number of assumptions that may prove to be incorrect, including, but not limited to, assumptions regarding:
■general business and economic conditions;
■interest rates;
■commodity and power prices;
■acts of foreign or domestic governments and the outcome of legal proceedings;
■the supply and demand for, deliveries of, and the level and volatility of prices of copper, zinc, coal, and blended bitumen and our other metals and minerals, as well as oil, natural gas and other petroleum products;

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2020 Annual Information Form

■the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions;
■the results from studies on our expansion and development projects;
■our costs of production, and our production and productivity levels, as well as those of our competitors;
■our ability to secure adequate transportation, pipeline and port services for our products;
■continuing availability of water and power resources for our operations;
■credit market conditions and conditions in financial markets generally;
■the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms and at a reasonable cost;
■availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements;
■our ability to procure equipment and operating supplies and services in sufficient quantities on a timely basis;
■the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees;
■the satisfactory negotiation of collective agreements with unionized employees;
■the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results;
■engineering and construction timetables and capital costs for our development and expansion projects;
■the benefits of technology for our operations and development projects, including the impact of our RACE21™ program;
■costs of closure, and environmental compliance costs generally, of operations;
■market competition;
■the accuracy of our reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;
■tax benefits and tax rates;
■the outcome of our coal price and volume negotiations with customers;
■the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers;
■curtailment measures on oil production taken by the Government of Alberta;
■the resolution of environmental and other proceedings or disputes;
■the future supply of low-cost power to the Trail smelting and refining complex;
■our ability to obtain, comply with and renew permits, licences and leases in a timely manner; and

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■our ongoing relations with our employees and with our business and joint venture partners.
In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Description of the Business — Individual Operations — Steelmaking Coal — Elk Valley Water Quality Management”. Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study, a CLP/USD exchange rate of 775, as well as there being no unexpected material and negative impact to various contractors, supplies and subcontractors for the QB2 project relating to COVID-19 or otherwise that would impair their ability to provide goods and services as anticipated during the suspension period or ramp-up of construction activities. Expectations regarding our operations are based on numerous assumptions regarding the operations. Assumptions regarding the costs and benefits of the Neptune Bulk Terminals expansion and other projects include assumptions that the relevant project is constructed and operated in accordance with current expectations. Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the credit facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding our Red Dog tailings and water-related projects include assumptions regarding the effectiveness of the projects and future water volumes. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated; that customers and other counterparties perform their contractual obligations; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels, and performance of our steelmaking coal-loading facilities, performance by customers of their contractual obligations, as well as the level of spot pricing sales.
We caution you that the foregoing list of important factors and assumptions is not exhaustive. Other events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, our forward-looking statements. You should also carefully consider the matters discussed under “Risk Factors” in this Annual Information Form and in our “Cautionary Statement on Forward-Looking Statements” section of our Management’s Discussion and Analysis for the year ended December 31, 2020, and subsequent filings, which can be found under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov). Except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.
Scientific and technical information in this Annual Information Form regarding our coal properties was reviewed, approved and verified by Jo-Anna Singleton, P.Geo. and Robin Gold P.Eng., each an employee of Teck Coal Limited and each a Qualified Person under National Instrument 43-101.  Scientific and technical information in this Annual Information Form regarding our other properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person under National Instrument 43-101.

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Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Oil and Gas Reserves
This Annual Information Form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.
In this Annual Information Form we use the term “mineral resources” and its subcategories “measured”, “indicated” and “inferred” mineral resources. Readers are advised that, while such terms are required by Canadian regulations, the U.S. Securities and Exchange Commission (SEC) does not currently require U.S. mining companies in their filings with the SEC to disclose estimates of mineral resources. Investors are cautioned not to assume that any part or all of the mineral resources in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, issuers must not make any disclosure of results of an economic evaluation that includes inferred mineral resources, except in very limited cases. Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is, or will be, economically or legally mineable. SEC rule changes applicable for fiscal years beginning on or after January 1, 2021 will require U.S. mining companies to disclose in their SEC filings mineral resources for material properties. In addition, these revised rules also recognize the subcategories of “measured”, “indicated” and “inferred” mineral resources.
Canadian standards of oil and gas disclosure also differ significantly from the requirements of the SEC, and oil and gas reserve and resource information contained in this Annual Information Form may not be comparable to similar information disclosed by U.S. companies. The oil and gas reserves estimates in this Annual Information Form have been prepared in accordance with National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities, which has been adopted by securities regulatory authorities in Canada and imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities and differs from the oil and gas disclosure standards of the SEC under Subpart 1200 of Regulation S-K. The SEC definitions of proved and probable reserves are different than the definitions contained in National Instrument 51-101. Therefore, proved and probable reserves disclosed in, or in the documents incorporated by reference into, this Annual Information Form in compliance with National Instrument 51-101 may not be comparable to those disclosed by U.S. companies.

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Glossary of Technical Terms
bitumen: a naturally occurring heavy viscous crude oil.
blended bitumen: bitumen blended with diluent to reduce its viscosity, such that the combined product can be easily pumped through a pipeline and placed in storage facilities.
cathode: an electrode in an electrolytic cell where electrons enter that represents the final product of an electrolytic metal refining process.
clean coal: coal that has been processed to separate impurities and is in a form suitable for sale.
coking coal: coal possessing physical and chemical characteristics that facilitate the conversion into coke, which is used in the steelmaking process. Coking coal may also be referred to as metallurgical coal.
concentrate: a product containing valuable minerals from which most of the waste rock in the ore has been eliminated in a mill or concentrator.
crude oil: unrefined liquid hydrocarbons, excluding natural gas liquids.
dump leach: a process that involves dissolving and recovering minerals from typically lower-grade uncrushed ore from a mine dump.
flotation: a method of mineral separation in which a variety of reagents facilitate the attachment of certain minerals on to the surface of a froth while other minerals sink, thus effecting the separation of valuable minerals from non-valuable minerals.
grade: the classification of an ore according to its content of economically valuable material, expressed as grams per tonne for precious metals and as a percentage for most other metals.
hard coking coal: a type of coking coal used primarily for making high-strength coke for use in integrated steel mills.
hypogene: primary sulphide ore located beneath shallow zones of ore affected by weathering processes.
LME: London Metals Exchange.
mill:  a plant in which ore is ground to reduce particle size, physically liberating valuable from non-valuable minerals.
oil sands: sand and rock material that contains bitumen.
ore: naturally occurring material from which minerals of economic value can be extracted at a reasonable profit.
orebody: a contiguous, well-defined mass of material of sufficient ore content to make extraction economically feasible.
pulverized coal injection (PCI) coal: coal that is pulverized and injected into a blast furnace. Those grades of coal used in the PCI process are generally non-coking. PCI grade coal is used primarily as a heat source in the steel making process in partial replacement for high-quality coking coals, which are typically more expensive.
semi-autogenous grinding (SAG): a method of grinding rock in which particle size reduction is achieved through the tumbling action of a rotating grinding mill that primarily utilizes the contact of rock-on-rock supplemented with steel grinding balls to break down particles.
smelter: a plant in which concentrates are processed into an upgraded product by application of heat.

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steelmaking coal: the various grades of coal that are used in the steelmaking process, including both coals to produce coke and coals that are pulverized for injection into the blast furnace as a fuel.
sulphide: a mineral compound containing sulphur but no oxygen.
supergene: near-surface ore that has been subject to secondary enrichment by weathering.
SX-EW: an abbreviation for solvent extraction-electrowinning, a hydrometallurgical process to produce cathode copper from leached copper ores.
tailings: the slurry that remains after selected minerals have been removed from the ore during processing.
thermal coal: coal that is used primarily for its heating value. Thermal coals tend not to have the carbonization properties possessed by coking coals. Most thermal coal is used to produce electricity in thermal power plants.
treatment and refining charges: the charge a mine pays to a smelter as a fee for conversion of concentrates into refined metal.

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2020 Annual Information Form

Corporate Structure
Name, Address and Incorporation
Teck Resources Limited was continued under the Canada Business Corporations Act in 1978. It is the continuing company resulting from the merger in 1963 of the interests of The Teck-Hughes Gold Mines Ltd., Lamaque Gold Mines Limited and Canadian Devonian Petroleum Ltd., companies incorporated in 1913, 1937 and 1951, respectively. Over the years, several other reorganizations have been undertaken. These include our merger with Brameda Resources Limited and The Yukon Consolidated Gold Corporation in 1979, the merger with Highmont Mining Corporation and Iso Mines Limited in 1979, the consolidation with Afton Mines Ltd. in 1981, the merger with Copperfields Mining Corporation in 1983, and the acquisition of 100% of Cominco Ltd. in 2001. On July 23, 2001, Cominco Ltd. changed its name to Teck Cominco Metals Ltd. and on September 12, 2001, we changed our name to Teck Cominco Limited. On January 1, 2008, we amalgamated with our wholly owned subsidiary, Aur Resources Inc., by way of vertical short-form amalgamation under the name Teck Cominco Limited. On April 23, 2009, we changed our name to Teck Resources Limited from Teck Cominco Limited. On June 1, 2009, Teck Cominco Metals Ltd. changed its name to Teck Metals Ltd.
Since 1978, the Articles of Teck have been amended on several occasions to provide for various series of preferred shares and for other corporate purposes. On January 19, 1988, our Articles were amended to provide for the subdivision of our Class A common shares and Class B subordinate voting shares on a two-for-one basis. On September 12, 2001, the Articles were amended to effect the name change to Teck Cominco Limited and to convert each outstanding Class A common share into one new Class A common share and 0.2 Class B subordinate voting shares and to enact “coattail” provisions for the benefit of the Class B subordinate voting shares. Effective May 7, 2007, our Articles were amended to subdivide our Class A common shares and Class B subordinate voting shares on a two-for-one basis. See “Description of Capital Structure” below for a description of the attributes of the Class A common shares and Class B subordinate voting shares. On April 23, 2009, our Articles were amended to effect the name change to Teck Resources Limited as described above.
The registered and principal offices of Teck are located at Suite 3300, 550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

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Intercorporate Relationships
Our financial statements consolidate the accounts of all of our subsidiaries. Our material subsidiaries as at December 31, 2020 are listed below. Unless otherwise indicated, all subsidiaries listed below are wholly owned by Teck. Indentation indicates that the majority of the voting securities of the relevant subsidiary are held by the subsidiary listed above.

Company Name	Jurisdiction of Organization or Formation
Teck South American Holdings Ltd.	Canada
Teck Chilean Holdings Ltd.	Canada
Teck Resources Chile Limitada	Chile
Quebrada Blanca Holdings SpA(1)	Chile
Compañía Minera Teck Quebrada Blanca S.A.(2)	Chile
Teck Base Metals Ltd.	Canada
Teck Metals Ltd.	Canada
Teck Resources Coal Partnership	British Columbia
Fording Partnership	Alberta
Teck Coal Partnership	Alberta
Elkview Mine Limited Partnership(3)	Alberta
Teck Highland Valley Copper Partnership	British Columbia
TCL U.S. Holdings Ltd.	Canada
TCAI Incorporated	Washington, U.S.A.
Teck American Incorporated	Washington, U.S.A.
Teck Alaska Incorporated	Alaska, U.S.A.
(1) 66.67% held, directly or indirectly, by Teck.
(2) 60% held, directly or indirectly, by Teck.
(3) 95% held, directly or indirectly, by Teck.
In addition to the above, we own, directly or indirectly:
■a 21.3% limited partnership interest in Fort Hills Energy Limited Partnership;
■a 90% indirect share interest in Compañía Minera Teck Carmen de Andacollo S.A.; and
■a 22.5% indirect share interest in Compañía Minera Antamina S.A.

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The following chart sets out the relationships among our material subsidiaries as at December 31, 2020. Certain aspects of the ownership structure have been simplified. All material subsidiaries are wholly owned unless otherwise specified.

Teck Resources Limited (Canada)
Teck Highland Valley Copper Partnership (B.C.)
Teck Metals Ltd. (Canada)
Teck Resources Coal Partnership (B.C.)
TCL U.S. Holdings Ltd. (Canada)
21.3%
Fort Hills Energy Limited Partnership (Alberta)
Teck South American Holdings Ltd. (Canada)
Fording Partnership (Alberta)
TCAI Incorporated (U.S.A.)
Teck Base Metals Ltd. (Canada)
Teck Chilean Holdings Ltd. (Canada)
22.5%
Teck Coal Partnership (Alberta)
Teck American Incorporated (U.S.A.)
Compañia Minera Antamina S.A. (Peru)
Teck Resources Chile Limitada (Chile)
95%
90%
66.67%
Elkview Mine Limited Partnership (Alberta)
Teck Alaska Incorporated (U.S.A.)
Compañia Minera Teck Carmen de Andacollo S.A. (Chile)
Quebrada Blanca Holdings SpA (Chile)
90%
Compañia Minera Teck Quebrada Blanca S.A. (Chile)

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2020 Annual Information Form
General Development of the Business
Three-Year History
2018
In 2018, average annual prices for our principal products increased compared to 2017. Average realized annual prices in 2018 for copper, zinc and steelmaking coal, were US$2.96 per pound, US$1.33 per pound and US$187 per tonne, respectively, compared with US$2.80 per pound, US$1.31 per pound and US$174 per tonne, respectively, in 2017. The average realized annual price for our blended bitumen in 2018 was US$35 per barrel.
During the year we achieved first oil at Fort Hills; completed the sale of our interest in the Waneta Dam; acquired an additional 13.5% interest in Compañía Minera Teck Quebrada Blanca, S.A. (QBSA), our subsidiary that holds the Quebrada Blanca Phase 2 project (QB2), and subsequently announced a transaction through which Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation agreed to subscribe for a 30% interest in QBSA; received regulatory approval for, and approved the construction of, our QB2 project; announced the retirement of our long-time Chairman and the appointment of his replacement; and advanced various initiatives and projects intended to strengthen our financial position and our core business.
In January, first oil was produced at Fort Hills. Start-up exceeded our expectations with respect to both production volumes and product quality. In April, we acquired an additional 13.5% interest in QBSA, bringing our interest to 90%, and in August we received regulatory approval to develop the QB2 project. In July, we completed the sale of our two-thirds interest in the Waneta Dam and related transmission assets to BC Hydro for $1.2 billion cash. In connection with the sale, we entered into a 20-year arrangement with BC Hydro, with an option to extend for an additional 10 years, to purchase power for our Trail Operations. Work advanced on a number of projects through 2018. Our project to install an additional ball mill at our Highland Valley Copper Operations progressed, and installation of our new acid plant at our Trail Operations advanced towards commissioning in mid-2019. Work also continued on an upgrade project at our Red Dog zinc operations
In October, we announced a normal course issuer bid, which allowed us to purchase up to 40 million Class B subordinate voting shares through to October 2019. In December, we paid a dividend of $0.15 per share consisting of a supplemental dividend of $0.10 per share and our regular base quarterly dividend of $0.05 per share, which totalled approximately $86 million. In addition, taking into account our strong cash position, we announced that the Board had directed management to apply an additional $400 million to the repurchase of shares, of which 4.7 million Class B subordinate voting shares were repurchased in the fourth quarter for $131 million.
We also continued to strengthen our liquidity and financial position in 2018. Over the course of the year we retired US$1.0 billion of debt through open market repurchases, tender offers and retirement at maturity. In light of our strong financial position, we were able to terminate the subsidiary guarantees of our various credit facilities and public notes that were introduced during the commodity downturn in 2016.
Our cash and cash equivalents as at December 31, 2018 were $1.7 billion against total debt of $5.5 billion.
2019
In 2019, average prices for copper, zinc and steelmaking coal were 8%, 12% and 13%, respectively, lower than in 2018, while blended bitumen prices were up 29%. Average realized annual prices in 2019

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for copper, zinc, steelmaking coal and blended bitumen were US$2.72 per pound, US$1.16 per pound, US$164 per tonne and US$45.20 per barrel, respectively, compared to US$2.96 per pound, US$1.33 per pound, US$187 per tonne and US$35.12 per barrel, respectively, in 2018.
During the year we were reinstated to investment grade by Moody’s Investors Service and Fitch Ratings; completed the previously announced partnering transaction in respect of QBSA; began implementing our RACE21™ program; announced the resignation of Dominic Barton as Chair of our Board; and advanced various initiatives and projects intended to strengthen our financial position and our core business.
In March, we closed our previously announced transaction through which Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation subscribed for a 30% indirect interest in QBSA, which holds the QB2 project, by contributing US$1.2 billion to the project with additional contingent consideration payable in certain circumstances. In November, we closed a US$2.5 billion limited recourse project financing facility to fund the development of our QB2 project.
In May, we began implementing our innovation-driven business transformation program known as RACE21™ aimed at Renewing our technology infrastructure, Accelerating and scaling automation and robotics, Connecting data systems to enable broad application of advanced analytics and artificial intelligence, and Empowering our employees.
Work advanced on a number of projects through 2019. In the second quarter of 2019, we completed the installation of an additional ball mill at our Highland Valley Copper Operations and the installation of a new No. 2 Acid Plant at our Trail Operations. Construction progressed on a mill upgrade project at our Red Dog Operations, called VIP2, and work to upgrade Neptune Bulk Terminals’ operational coal capacity continued.
In September, Dominic S. Barton resigned as Chair of our Board of Directors.  On February 6, 2020, Sheila Murray was appointed as independent Chair of our Board of Directors.
Our liquidity remained strong in 2019. In 2019, under our normal course issuer bids we purchased approximately 24.4 million Class B subordinate voting shares at a cost of $654 million and cancelled approximately 24.6 million Class B subordinate voting shares, including 240,000 shares purchased in 2018. In October, we announced a new normal course issuer bid, which allowed us to purchase up to 40 million Class B subordinate voting shares through to October 2020. We also retired US$600 million of debt through the redemption of our outstanding 8.500% notes due in 2024 and paid our regular base quarterly dividend of $0.05 per share each quarter, which totalled approximately $111 million.
Our cash and cash equivalents as at December 31, 2019 were $1.0 billion against total debt of $4.8 billion.
2020
In 2020, average prices for copper and zinc were each 3% higher than in 2019, while prices for steelmaking coal and blended bitumen were 31% and 38%, respectively, lower than in 2019. Average blended bitumen prices were 38% lower than in 2019. Annual average prices in 2020 for copper, zinc, steelmaking coal and bitumen were US$2.80 per pound, US$1.03 per pound, US$113 per tonne and US$27.99 per barrel, respectively, compared with US$2.72 per pound, US$1.16 per pound, US$164 per tonne and US$45.20 per barrel, respectively, in 2019.
COVID-19 significantly impacted our operations and product markets in 2020. However, despite the challenges presented by the pandemic, we were able to advance several significant projects and transactions to strengthen our business through the year.

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Two of our major projects, Quebrada Blanca Phase 2 (QB2) and the Neptune Bulk Terminals upgrade project, were impacted by the pandemic but continued to progress. Construction at QB2 was suspended in March due to the COVID-19 pandemic, but resumed in the third quarter, and the project achieved our target of 40% overall completion at the end of 2020. The surge in COVID-19 infections that started in Q4 impacted both cost and schedule for the Neptune Bulk Terminals upgrade project, although first steelmaking coal is still expected to be handled through the new double dumper in early Q2 2021. Under our energy business unit, in February we announced that we were withdrawing the Frontier oil sands project from the regulatory review process.
At our operations, the expansion of the Elkview Operations processing facility was completed in the second quarter. This has enabled us to replace higher-cost production from our Cardinal River Operations, which ceased production in 2020, with lower-cost production from our Elkview Operations. Construction at our Fording River Active Water Treatment Facility project was impacted by COVID-related issues, but continued during the year.
All of our mines recovered from COVID-19 production disruptions in the second quarter, although labour intensive activities such as maintenance, mine operations, and projects continued to be impacted by COVID-19 safety protocols.
In June and July we undertook a series of transactions that reduced near-term debt maturities and further strengthened our liquidity by adding a US$1 billion revolving credit facility maturing in 2022. In June, we issued US$550 million principal amount of 3.900% notes due 2030 in a private placement, and used a portion of the proceeds to repay outstanding debt under our revolving credit facility and retire US$281 million principal amount of outstanding notes expiring in 2021, 2022 and 2023 through a combination of tender offer, private repurchase and redemption. In November, we completed an exchange offer for the privately placed 3.900% notes due 2030. We paid our regular base quarterly dividend of $0.05 per share each quarter, which totalled approximately $106 million for the year. In October, we announced a new normal course issuer bid, which allows us to purchase up to 40 million Class B subordinate voting shares through to November 2021.
Our cash and cash equivalents as at December 31, 2020 were $450 million against total debt of $6.9 billion.

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Description of the Business
General
Teck’s business is exploring for, acquiring, developing and producing natural resources. Our activities are organized into business units focused on copper, zinc, steelmaking coal, and energy. These are supported by Teck’s corporate offices, which manage corporate growth initiatives and provide marketing, administrative, technical, financial and other services. We have interests in the following operations:

	Type of Operation	Jurisdiction
Highland Valley	Copper/Molybdenum Mine	British Columbia, Canada
Antamina	Copper/Zinc Mine	Ancash, Peru
Quebrada Blanca	Copper Mine	Region I, Chile
Carmen de Andacollo	Copper/Gold Mine	Region IV, Chile
Trail Operations	Zinc/Lead Refinery	British Columbia, Canada
Red Dog	Zinc/Lead Mine	Alaska, U.S.A.
Elkview	Steelmaking Coal Mine	British Columbia, Canada
Fording River	Steelmaking Coal Mine	British Columbia, Canada
Greenhills	Steelmaking Coal Mine	British Columbia, Canada
Line Creek	Steelmaking Coal Mine	British Columbia, Canada
Fort Hills	Oil Sands Mining and Processing Operation	Alberta, Canada
Our principal products are copper, zinc, steelmaking coal, and blended bitumen. In addition, we produce lead, silver, molybdenum, and various specialty and other metals, chemicals and fertilizers. We also actively explore for copper, zinc and gold. The following table sets out our revenue by product for each of our last two financial years:

	2020 $(Billions)%		2019 $(Billions)%
Copper(1)	2.119	24	2.158	18
Zinc(2)	1.826	20	2.084	17
Coal	3.375	38	5.522	46
Blended Bitumen	0.454	5	0.975	8
Other(3)	1.174	13	1.195	11
Total	8.948	100	11.934	100
(1)Copper revenues include sales of copper contained in concentrates and cathode copper.
(2)Zinc revenues include sales of refined zinc and zinc concentrate.
(3)Other revenues include sales of silver, lead, gold, molybdenum, various specialty metals, chemicals and fertilizer.

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Product Summary
COPPER
We produce both copper concentrates and copper cathode. Our principal market for copper concentrates is Asia, with a lesser amount sold in Europe. Copper concentrates produced at the Highland Valley Copper mine are distributed to customers in Asia by rail to a port in Vancouver, British Columbia, and from there by ship. Copper concentrates produced at Antamina are transported by a slurry pipeline to a port at Huarmey, Peru, and from there go by ship to customers in Asia and Europe. Copper concentrates produced at Carmen de Andacollo are trucked to the port of Coquimbo, Chile, and from there are carried by ship to customers in Asia and Europe. Copper concentrates are sold primarily under long-term contracts, with treatment and refining charges negotiated on an annual basis. The balance is sold on the spot market at prices based on prevailing market quotations. Copper cathode from our Quebrada Blanca and Carmen de Andacollo mines is trucked from the mines to a port from where it is shipped and sold primarily under annual contracts to customers in Asia, Europe and North America.
The copper business is cyclical. Copper concentrate treatment charges rise and fall depending upon the supply of copper concentrates in the market and the demand for custom copper concentrates by the copper smelting and refining industry. Prices for copper cathode also rise and fall as a result of changes in demand for, and supply of, refined copper metal and availability of raw materials such as copper concentrate, blister and scrap. Copper consumption is primarily tied to its electrical conductivity properties, accounting for over 60% of global demand. Demand for copper in a variety of forms, shapes and alloys is split globally, with about one-quarter each going to electrical networks, construction industries and consumer goods, with the remainder split between auto and transportation sectors and industrial machinery. Copper’s electrical conductivity properties make it a key component in building the technologies and infrastructure needed to reduce greenhouse gas emissions, through its use in solar panels, wind turbines, energy storage and electric cars. Copper will also play an important role in improving the efficiency of electric motors and the transmission and distribution of power to assist in accelerating the global reduction of carbon emissions. We compete with other producers of copper concentrates and cathodes, as well as copper sourced through scrap sources.
In 2020, global copper mine production decreased 1.4% according to Wood Mackenzie, a commodity research consultancy, with total production estimated at 20.6 million tonnes. Wood Mackenzie is forecasting a 3.5% increase in global mine production in 2021 to 21.3 million tonnes.
Copper scrap availability decreased in 2020 as scrap and unrefined copper imports into China, including blister and anode, were down 5.9% year over year to December 2020. China-refined copper imports increased by 36% in 2020 to 4.3 million tonnes, in response to improved demand, inventory restocking and lower availability of copper concentrates and copper scrap.
Wood Mackenzie estimates that global refined copper production grew 1.0% in 2020, above the 1.3% decrease in global copper cathode demand. They are projecting that refined production will increase 1.5% in 2021, reaching 24.1 million tonnes. Fundamentals for copper are expected to improve in the coming years as the global economy recovers from the effects of the COVID-19 pandemic, global stimulus spending by governments continues, and as governments and corporations continue to build out their exposure to the green economy through increased electrification and reductions to carbon emissions, requiring additional copper units. Wood Mackenzie is forecasting that global copper metal demand will increase by 2.7% in 2021, reaching 24.0 million tonnes, suggesting the refined copper market will be balanced in 2021.
All of our revenues from sales of copper concentrates and cathode copper were derived from sales to third parties.

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ZINC
We produce refined zinc through our metallurgical operations at Trail and zinc concentrates through our mining operations. Our principal markets for refined zinc are North America and Asia. Refined zinc produced at our metallurgical operations at Trail, British Columbia, is distributed to customers in North America by rail and/or truck and to customers in Asia by ship.
Our principal markets for zinc concentrates are Asia, Australia and Europe. Zinc concentrates from our Red Dog mine in Alaska are moved via truck from the mine to our port where they are stored until the summer shipping season and then loaded onto ships to Asia, Australia and Europe. Zinc concentrates produced at Antamina are transported by a slurry pipeline to a port at Huarmey, Peru, and from there go by ship to customers in Asia, Australia and Europe.
In 2020, the majority of the zinc concentrate produced at Red Dog was shipped to customers in Asia, Australia and Europe, with the balance being shipped to our metallurgical facilities at Trail, British Columbia. The lead concentrate production is also shipped to Trail and to customers in Asia, Australia and Europe. The majority of concentrate sales are pursuant to long-term contracts at market prices, subject to annually negotiated treatment charges. The balance is sold on the spot market at prices based on prevailing market quotations. The shipping season at Red Dog is restricted to approximately 100 days per year because of sea ice conditions and Red Dog’s sales are seasonal, with the majority of sales occurring in the last five months of each year. Concentrate is stockpiled at the port facility and is typically shipped between early July and the end of October.
The zinc business is cyclical. Treatment and refining charges rise and fall depending upon the supply of zinc concentrates in the market and the demand for custom zinc concentrates by the zinc smelting and refining industry. Refined zinc is used primarily for galvanizing steel, and prices and premiums are highly dependent on the demand for steel products.  Zinc consumption is primarily tied to its use in the protection of steel against corrosion through galvanizing.  Galvanizing steel makes up close to 60% of global zinc demand, with almost half of zinc demand going into construction and about 20% each going into the transportation sector and infrastructure.   Zinc’s galvanizing properties provide protection to steel to reduce corrosion, extending the service life of steel components and infrastructure, thus reducing the need to replace them.  Zinc is also an essential element for human health and can be used in fertilizers as a sustainable approach to increasing crop yields.   We compete with other producers of both zinc concentrates and refined zinc metal globally.
In 2020, global zinc mine production decreased 3.4% according to Wood Mackenzie, a commodity research consultancy, with total production reaching 12.5 million tonnes, as mines in South America were forced to close for extended periods of time in the first half of 2020. Wood Mackenzie expects global zinc mine production to grow 5.5% in 2021 to reach 13.2 million tonnes, down from their September estimate of 8.5% in 2021. This increase is largely attributable to a resumption in production at South American mines.
Wood Mackenzie estimates that the global zinc metal market moved into surplus in 2020, recording an excess of 0.46 million tonnes of available material. Global refined zinc demand fell 5.5% in 2020 over 2019, declining to 13.1 million tonnes. Demand in China rebounded strongly in the second half of 2020, with Wood Mackenzie estimating that it was one of the only countries to show growth in 2020, rising 0.1% over 2019.
Wood Mackenzie estimates that global refined zinc production increased 1.5% in 2020, with refined production reaching 13.6 million tonnes. They also estimate that refined zinc production will see a 1.9% increase in 2021 over 2020 levels, to 13.9 million tonnes. The estimate for the total increase in supply will

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be above global metal demand, which is forecast to grow 4.0% to 13.6 million tonnes, suggesting that the refined metal market will be in a 0.3 million-tonne surplus in 2021.
All of our 2020 revenues from sales of refined zinc and zinc concentrates (other than zinc concentrates produced at Red Dog that are sold to Trail) were derived from sales to third parties. We strive to differentiate our refined metal products by producing the alloys, sizes and shapes best suited to our customers’ needs.
Trail’s supply of zinc and lead concentrates, other than those sourced from Red Dog, is provided primarily through long-term contracts with mine producers in North America, South America and Australia.
STEELMAKING COAL
Teck is the second-largest seaborne exporter of steelmaking coal in the world. Our hard coking coal, a type of steelmaking coal, is used primarily for making coke by integrated steel mills in Asia, Europe and the Americas. Approximately 75% of the coal we produce is high-quality hard coking coal, although the percentages can vary from period to period. We also produce lesser quality semi-hard coking coal, semi-soft coking coal and PCI coal products, which in aggregate accounted for almost 25% of our annual sales volume in 2020. A by-product of our steelmaking coal production is thermal coal, which accounted for approximately 2% of our total coal sales volume in 2020.
Coal is processed at our mine sites and primarily shipped westbound from our mines by rail to terminals on the coast of British Columbia and from there by vessel to overseas customers. In 2020, approximately 1% of our processed coal was shipped eastbound directly by rail, or by rail and by ship via Thunder Bay, to customers in North America, lower than previous years due to the impact of the pandemic.
Globally, we compete in the steelmaking coal market primarily with producers based in Australia and the United States. For sales to China, we also compete with Mongolian and Chinese domestic coal producers. Coal pricing is generally established in U.S. dollars. Our competitive position in the coal market continues to be determined by the quality of our various coal products, our reputation as a reliable supplier, and our production and transportation costs compared to other producers throughout the world.
The high-quality seaborne steelmaking coal markets are cyclical, being driven by a combination of demand, production and export capacity. Strong steel market fundamentals support demand and pricing for high-quality seaborne steelmaking coal. Conversely, in difficult steel markets, steelmakers can use a higher proportion of lower-cost semi-soft and PCI coal products in their production process, which can result in reduced pricing premiums for higher-quality hard coking coals.
Demand for seaborne steelmaking coal was healthy at the start of 2020 before market conditions deteriorated sharply with the onset of the COVID-19 pandemic in the first quarter. Steel production in China recovered during the second quarter and China’s 2020 steel production reached a record high 1.05 billion tonnes. China continued to increase steelmaking coal seaborne imports amid virtually flat domestic steelmaking coal production and to mitigate lower imports from Mongolia. Demand for steelmaking coal continued to gradually recover through the fourth quarter and into early 2021 when a number of steel producers outside of China, who had previously deferred purchases to manage stock levels in response to the decreased demand, began restocking raw materials. The increased demand and restocking reflect blast furnace restarts and increased levels of production expected in 2021.
Chinese steel production has been running at record-high levels, and the demand for steelmaking coal is improving in the rest of the world. Despite this, change in seaborne steelmaking coal trade flows are adversely impacting pricing outside of China as cargoes originally destined for China have been diverted to non-Chinese markets.

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Quarterly contract priced sales represent approximately 40% of our sales, with the balance of our sales priced at levels reflecting market conditions when sales are concluded. The majority of our lower-grade semi-soft and PCI sales continue to be negotiated on a quarterly benchmark basis.
Substantially all of our revenues from sales of coal products were derived from sales to third-party end users, most of which are steelmakers.
ENERGY
Our 21.3% share of Fort Hills bitumen production is transported on the Northern Courier Pipeline to the East Tank Farm (ETF) in Alberta. The ETF, owned by the Thebacha Limited Partnership and operated by an affiliate of Suncor, blends bitumen with diluent to meet pipeline viscosity specifications. The diluent is sourced by Teck at Edmonton and delivered to the ETF on the Norlite Pipeline.
Our proprietary blended bitumen is transported from the ETF on the Wood Buffalo Pipeline to Hardisty, Alberta, where it is marketed as Fort Hills Reduced Carbon Life Cycle Dilbit Blend, or FRB. Teck’s FRB blend is processed into finished products at refineries throughout North America.
Teck’s principal markets for our FRB are refinery operators throughout North America. Our contracted tankage at Hardisty is connected to major export pipelines, including the Enbridge common carrier pipeline, the existing Keystone pipeline and the Express crude oil pipeline; it is also connected to a large unit train loading facility. We sell approximately 80% of our FRB to a variety of customers at the Hardisty market hub and approximately 20% on the U.S. Gulf Coast. We have entered into a long-term take-or-pay transportation agreement on the existing Keystone pipeline to ship 10,000 barrels per day of blended bitumen to customers on the U.S. Gulf Coast. The balance of our production is either sold at Hardisty or shipped to customers via the Enbridge common carrier pipeline, or transported by rail if required.
In support of future export pipeline expansions, we have entered into long-term transportation contracts on the proposed Trans Mountain and Keystone XL pipeline expansions which, if built, will deliver blended bitumen to Burnaby, British Columbia and the U.S. Gulf Coast, respectively. The prospects for construction of the Keystone XL pipeline expansion are uncertain in light of the construction permits for the pipeline expansions being revoked by the U.S. government in January 2021.
Prices for our blended bitumen are market based, and determined through a combination of global and Canadian benchmark indices. Like our other commodities, the oil price is cyclical and highly competitive. Blended bitumen prices are influenced by a combination of North American crude oil benchmark prices, including the New York Mercantile Exchange West Texas Intermediate (WTI), a light sweet crude oil. Canadian heavy crude oil of the kind we produce trades at a differential to WTI, and is known as Western Canadian Select or WCS. WCS is a widely marketed crude grade with transparent market price references quoted at the Hardisty market hub in Canada and the U.S. Gulf Coast. The WCS discount to WTI varies over time depending on the supply and demand for heavy crude production and the markets available to producers of those products, which are in turn influenced by available pipelines and other transportation options.
The COVID-19 pandemic negatively impacted global crude oil markets in 2020, with global demand reduced by 9.0 million barrels per day compared to 2019. The loss of demand, coupled with an unexpected increase in production from the Organization of Petroleum Exporting Countries (OPEC), resulted in severe price weakness throughout much of the year.
Global supply/demand balances began to recover towards the end of the year on lower OPEC supply and the shut-in of non-OPEC production for economic reasons. Demand also began to recover in the latter half of 2020. Global crude oil prices improved, with the WTI benchmark closing at just under US$50.00 per barrel at the end of December.

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Canadian production was brought back on line in the second half with pipelines filling up, prompting a substantive return of excess volumes being shipped to market by rail. Government of Alberta production restrictions in place since January 2019 were also relaxed in the fourth quarter, increasing the amount of available crude supply. Assuming that the Enbridge Line 3 and Trans Mountain Expansion (TMX) pipeline expansions now under construction are completed, capacity shortfalls are expected to be eliminated by the end of 2022.
Individual Operations
COPPER
Copper Operations
Highland Valley Copper Mine, Canada (Copper)
We hold a 100% interest in the Highland Valley Copper mine located near Kamloops, British Columbia through our wholly owned subsidiary Teck Highland Valley Copper Partnership (HVC).
Highland Valley’s primary product is copper concentrate; it also produces molybdenum in concentrate. The property comprising the Highland Valley Copper mine covers a surface area of approximately 50,000 hectares and is held pursuant to various mineral leases, mineral claims and Crown grants. Mineral claims are renewed annually or as required based on the amount of exploration-related expenses applied on a given claim which can extend the claim renewal requirements by several years at a time. Mineral leases are typically held for twenty or thirty-year terms and are renewed accordingly. In the past, renewals of these licences and leases have generally been granted, although there can be no assurance that this will continue in the future. Crown grants are held indefinitely and are subject to annual taxes.
The Highland Valley Copper mine is located adjacent to Highway 97C connecting Merritt, Logan Lake and Ashcroft, British Columbia. Access to the mine is from a 1-kilometre access road from Highway 97C. The mine is approximately 50 kilometres southwest of Kamloops, and approximately 200 kilometres northeast of Vancouver. The mine operates throughout the year. Power is supplied by BC Hydro through a 138-kilovolt line that terminates at the Nicola substation east of Merritt. Mine personnel live in nearby areas, primarily Logan Lake, Kamloops, Ashcroft, Cache Creek and Merritt.
The mine is an open pit operation. The processing plant, which uses autogenous and semi-autogenous grinding and flotation to produce metal in concentrate from the ore, has the capacity to process up to 155,000 tonnes of ore per day, depending on ore hardness. Water from mill operations is collected and contained in a tailings impoundment area. Mill process water is reclaimed from the tailings pond. The operation is subject to water and air permits issued by the Province of British Columbia and is in material compliance with those permits. The operation holds all of the permits that are material to its current operations.
An autonomous haulage pilot project was successfully started during the second half of 2018 in the Lornex pit, with 15 autonomous haulage trucks now fully operational. A project to install an additional ball mill to increase grinding circuit capacity was completed in May 2019, with commissioning and ramp-up completed in 2020.
Concentrates from the operation are transported first by truck to Ashcroft and then by rail to a port in Vancouver for export overseas, with the majority being sold under long-term sales contracts to smelters in Asia. The price of copper concentrate under these long-term sales agreements is based on LME prices during quotation periods determined with reference to the time of delivery, with

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treatment and refining charges negotiated annually. The balance is sold on the spot market. Molybdenum concentrates are sold under long-term and spot contracts in line with prevailing market terms.
Ore is currently mined from the Valley, Lornex and Highmont pits. The pits are located in the Guichon batholith, which hosts all of the orebodies located in the area. The host rocks of the Valley deposit are mainly porphyritic quartz monzonites and granodiorites of the Bethsaida phase of the batholith. These rocks are medium-to-coarse-grained with large phenocrysts of quartz and biotite. The rocks of the deposit were subjected to hydrothermal alteration followed by extensive quartz veining, quartz-sericite veining, and silicification. Bornite, chalcopyrite and molybdenum were introduced with the quartz and quartz-sericite veins and typically fill angular openings in them. Accessory minerals consist of hornblende, magnetite, hematite, sphene, apatite and zircon. Pre-mineral porphyry and aplite dykes intrude the host rocks of the deposit.
The Lornex orebody occurs in skeena quartz diorite host rock, intruded by younger pre-mineral quartz porphyry and aplite dykes. The skeena quartz diorite is an intermediate phase of the Guichon batholith and is generally a medium-to-coarse grained equigranular rock distinguished by interstitial quartz and moderate ferromagnesian minerals. The sulphide ore is primarily fracture fillings of chalcopyrite, bornite and molybdenite with minor pyrite, magnetite, sphalerite and galena.
The Highmont deposit is entirely hosted within the Skeena granodiorite and the Gnawed Mountain Composite Dyke (GMCD) that has traditionally been described as a multiphase intrusion. The Bethsaida phase of the batholith occurs 750 metres southwest of the deposit, with historical logged intercepts of Bethsaida within the deposit interpreted to be phases of the GMCD. The lithology of dykes in Highmont is less well constrained than the Valley-Lornex deposit. Copper mineralization occurs dominantly as chalcopyrite or bornite within quartz and white mica veins and to a lesser degree as breccia infill. The generalized sulphide distribution indicates a roughly concentric distribution of bornite-chalcopyrite and pyrite centered in the east of the deposit and extending northwest along the contacts of the GMCD.
Since 2015, additional drilling and engineering studies have been conducted to define resources near the existing Valley, Lornex and Highmont pits, and to examine other options to optimize and extend production past the current mine life. These activities have focused on evaluating the viability of a substantial expansion of the Valley and Highmont pits. The operation continues to advance studies to assess the potential economic viability of extending the Highland Valley Copper mine life to at least 2040. The current mine life extends to 2027.
In 2020, no drillholes were completed on the property for the purposes of resource evaluation. However, several initiatives relating to the enhancement of geoscience models were undertaken.
Highland Valley Copper’s 2020 copper production was 119,300 tonnes, compared to 121,300 tonnes in 2019 and 100,800 tonnes in 2018. The decrease in 2020 production compared with 2019 was primarily due to lower mill throughput as a result of harder ores, offset by higher mill recoveries and copper grades. Molybdenum production was 50% lower in 2020 at 3.3 million pounds, compared to 6.6 million pounds in 2019, primarily due to substantially lower molybdenum grades and recovery, as anticipated in the mine plan.
Copper production in 2021 is anticipated to be between 128,000 and 133,000 tonnes, with lower production in the first half of 2021. This is lower than our previous guidance. We have identified the rock unit attributable to the decreased throughput and it is now incorporated in our throughput model. This will continue to be a component of the ore feed through 2022 and declines thereafter. Annual copper production from 2022 to 2024 is expected to be between 135,000 and 165,000 tonnes per

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year. Molybdenum production in 2021 is expected to be between 1.2 million and 1.8 million pounds, with annual production expected to be between 3.0 million and 4.5 million pounds from 2022 to 2024.
The Highland Valley copper mine is subject to the B.C. Mineral Tax, which is a two-tier tax with a minimum rate of 2% and a maximum rate of 13%. A minimum tax of 2% applies to operating cash flows, as defined by the regulations. A maximum tax rate of 13% applies to cash flows after taking available deductions for capital expenditures and other permitted deductions.
2021 projected capital costs for Highland Valley are approximately $198 million. The major components of the projected capital costs are:

Component	Approximate projected cost ($/million)
Sustaining	26
Growth	50
Capitalized stripping	122
Total	198
2021 projected aggregate cash operating costs for Highland Valley are approximately $516 million. The major components of the projected cash operating costs are:

Component	Approximate projected cost ($/million)
Labour	256
Supplies	223
Energy	105
Other (including general & administrative, inventory changes)	73
Less amounts associated with projected capitalized stripping	(141)
Total	516
The cash operating costs presented above do not include transportation or royalties.
Antamina Mine, Peru (Copper, Zinc)
We indirectly own 22.5% of the Antamina copper/zinc mine in Peru, with the balance held indirectly by BHP Billiton plc (33.75%), Glencore plc (33.75%) and Mitsubishi Corporation (10%). The participants’ interests are represented by shares of Compañía Minera Antamina S.A. (CMA), the Peruvian company that owns and operates the project. Our interest is subject to a net profits royalty of 1.667% on CMA’s free cash flow.
The Antamina property consists of numerous mining concessions and mining claims covering an area of approximately 82,200 hectares and an area of approximately 15,000 hectares of surface rights. These rights concessions and claims can be held indefinitely, contingent upon the payment of annual licence fees and provision of certain production and investment information. CMA also owns a port facility located at Huarmey and an electrical substation located at Huallanca. In addition, CMA

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holds title to all easements and rights of way for the 302-kilometre concentrate pipeline from the mine to CMA’s port at Huarmey.
The deposit is located at an average elevation of 4,200 metres, 385 kilometres by road and 270 kilometres by air north of Lima, Peru. Antamina lies on the eastern side of the Western Cordillera in the upper part of the Rio Marañon basin. Mine personnel live in a camp facility while at work and commute from both local communities and larger population centres, including Lima.
The mine is an open pit, truck-and-shovel operation. The ore is crushed within the pit and conveyed through a 2.7-kilometre tunnel to a coarse ore stockpile at the mill. It is then processed utilizing two SAG mills, followed by ball mill grinding and flotation to produce separate copper, zinc, molybdenum and lead/bismuth concentrates. The mill has the capacity to process approximately 145,000 tonnes per day, depending on ore hardness. A 302-kilometre-long slurry concentrate pipeline, approximately 22 centimetres in diameter with a single pump station at the mine site, transports copper and zinc concentrates to the port where they are dewatered and stored prior to loading onto vessels for shipment to smelters and refineries worldwide.
The mine is accessible via an access road maintained by CMA. Power for the mine is taken from the Peru national energy grid through an electrical substation constructed at Huallanca. Fresh water requirements are sourced from a dam-created reservoir upstream from the tailings impoundment facility. The tailings impoundment facility is located next to the mill. Water reclaimed from the tailings impoundment is used as process water in the mill operation. The operation is subject to water and air permits issued by the Government of Peru and is in material compliance with those permits. The operation holds all of the permits that are material to its current operations.
The Antamina polymetallic deposit is skarn-hosted. It is unusual in its persistent mineralization and predictable zonation, and has a SW-NE strike length of more than 2,500 metres and a width of up to 1,000 metres. The skarn is well-zoned symmetrically on either side of the central intrusion with the zoning used as the basis for four major subdivisions; being a brown garnet skarn, green garnet skarn, a wollastonite/diopside/green garnet skarn and a marbleized limestone with veins or mantos of wollastonite. Other types of skarn, including the massive sulphides, massive magnetite, and chlorite skarn, represent the remainder of the skarn and are randomly distributed throughout the deposit. The variability of ore types can result in significant changes in the relative proportions of copper and zinc produced in any given year.
In 2020, the drilling program was impacted by the COVID-19 pandemic, which reduced drilling to a total of 24 directional drillholes completed within the Antamina pit, for a total of approximately 8,789 metres. For diamond core, three-metre samples on average of half core (HQ or NQ) are collected and prepared for assay at an external laboratory. The remaining half of the core is retained for future reference. The assay program includes approximately 20% of quality-control samples, comprising reference materials, duplicates and blanks, as well as samples for external control at a secondary laboratory. The reference materials consist of matrix-matched material from Antamina, homogenized and certified in accordance with industry practice.
On a 100% basis, Antamina’s copper production in 2020 was 380,700 tonnes, compared to 448,500 tonnes in 2019, primarily due to the temporary shutdown. Zinc production was 427,800 tonnes in 2020, an increase from 303,300 tonnes of production in 2019, primarily due to higher zinc grades and a higher proportion of copper-zinc ore processed as expected in the mine plan. In 2020, molybdenum production was 7.9 million pounds, which was similar to 2019.
Our 22.5% share of 2021 production at Antamina is expected to be in the range of 91,000 to 95,000 tonnes of copper, 95,000 to 100,000 tonnes of zinc and 1.0 to 1.4 million pounds of molybdenum.

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Our share of annual copper production is expected to average 90,000 tonnes from 2022 to 2024. Zinc production is expected to remain high through the next couple of years as a result of mine sequencing. Our share of zinc production is expected to average between 80,000 and 100,000 tonnes per year during 2022 to 2024, with annual production fluctuating due to feed grades and the amount of copper-zinc ore available to process. Our share of annual molybdenum production is expected to be between 2.0 and 3.0 million pounds between 2022 and 2024.
CMA has entered into long-term off-take agreements with affiliates of the Antamina shareholders on market terms for copper, zinc and molybdenum concentrates. Under a long-term streaming agreement with FN Holdings ULC (FNH), a subsidiary of Franco-Nevada Corporation, Teck has agreed to deliver silver to FNH equivalent to 22.5% of the payable silver sold by CMA. FNH made a payment of US$610 million on closing of the arrangement in 2015 and will pay 5% of the spot price at the time of delivery for each ounce of silver delivered under the agreement, in addition to an upfront acquisition price paid in a previous year. After 86 million ounces of silver have been delivered under the agreement, the stream will be reduced by one-third. A total of 18.0 million ounces of silver have been delivered under the agreement from the effective date in 2015 to December 31, 2020. The streaming agreement restricts distributions from Teck Base Metals, our subsidiary that holds our 22.5% interest in CMA, to the extent of unpaid amounts under the agreement if there is an event of default under the streaming agreement or an insolvency of Teck. Compañía Minera Antamina S.A., which owns and operates Antamina, is not a party to the agreement and operations will not be affected by it.
In Peru, the mining tax regime includes the Special Mining Tax and the Modified Mining Royalty, which apply to CMA’s operating margin based on a progressive sliding scale ranging from 3% to 20.4%. CMA is also subject to Peruvian income tax.
Based on current designed tailings storage capacity, the mine life is expected to continue until 2028. CMA is currently conducting engineering studies for additional tailings storage options and alternative mine plans that could result in significant mine life extensions. Any mine life extension will require a modification of Antamina’s current Environmental Impact Assessment certificate, a process that began in October 2019 with the submission of the study area and common terms of reference to Peruvian regulators for a mine life extension to 2036. A decision in respect of the requested modification is expected in 2023.
Our 22.5% share of 2021 projected capital costs for Antamina is approximately US$154 million. The major components of the projected capital costs are:

Component	Approximate projected cost (US$/million)
Sustaining	82
Growth	13
Capitalized stripping	59
Total	154

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Our 22.5% share of 2021 projected cash operating costs for Antamina is approximately US$206 million. The major components of the projected cash operating costs are:

Component	Approximate projected cost (US$/million)
Labour	97
Supplies	93
Energy	51
Other (including general & administrative, inventory changes)	34
Less amounts associated with projected capitalized stripping	(69)
Total	206
The cash operating costs presented above do not include transportation or royalties.
Quebrada Blanca Mine, Chile (Copper)
The Quebrada Blanca mine is owned by a Chilean private company, Compañía Minera Teck Quebrada Blanca S.A. (QBSA). Teck holds an indirect 60% interest in QBSA (66.67% of the Series A shares); SMM/SC collectively hold an indirect 30% interest in QBSA (33.33% of the Series A shares) and Empresa Nacional de Minería (ENAMI), a Chilean government entity, holds a 10% carried interest (100% of the Series B shares), which does not require ENAMI to fund capital spending.
QBSA owns the exploitation and/or exploration rights in the immediate area of the Quebrada Blanca deposit pursuant to various mining concessions and other rights. There are currently approximately 136,800 hectares of mining rights incorporating exploitation and exploration mining concessions held in the name of QBSA. The exploitation mining concessions have no expiry date. In addition, QBSA holds surface rights covering the mine site and other areas aggregating approximately 34,800 hectares as well as certain other exploration rights in the surrounding area and certain water rights.
The Quebrada Blanca property is located in the Tarapacá Region of northern Chile approximately 240 kilometres southeast of the port city of Iquique and 1,500 kilometres north of the city of Santiago, the capital of Chile. The Quebrada Blanca property is located approximately 4,400 metres above sea level. The local topography is represented by rounded hills disrupted by steep gulches. Vegetation cover consists of sparse tufts of grass and small shrubs. Access to the mine site is via road from Iquique. Mine personnel are based in a camp facility, and the majority commute from large population centres, including Iquique and Santiago.
Previously mined for its supergene mineralization, the Quebrada Blanca Cu-Mo sulphide deposit is characterized by a series of Eocene-Oligocene aged intrusions, hydrothermal breccias and vein-related mineralization over an area of approximately 5 kilometres by 3 kilometres and controlled primarily by northeast-oriented structures. Alteration associated with the emplacement of the porphyritic and related intrusions includes chalcopyrite- and bornite-related veins, disseminations, and cement fill associated with potassic alteration. A large, vertically zoned hydrothermal breccia developed in association with the potassic event. This breccia has biotite, biotite-magnetite, chalcopyrite and locally bornite preserved at depth, whilst at shallower levels it transitions to a tourmaline-rich breccia with pyrite and chalcopyrite. A series of quartz-molybdenite veins are commonly associated with the biotite-magnetite breccia on the east side of the deposit. A

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subsequent chalcopyrite and molybdenite event cuts across the system and is characterized by grey-green sericite and quartz veins. This type of transitional alteration is best-preserved in the western part of the deposit. A late quartz-sericite-pyrite assemblage cuts the copper-bearing stages, and is strongly controlled by northwest-oriented structures. This phyllic event also occurs along northeast-oriented structures, which were a key control in the location of the supergene mineralization at surface.
The Quebrada Blanca orebody occurs within a 2-kilometre by 5-kilometre quartz monzonite intrusive stock. Supergene enrichment processes have dissolved and redeposited primary (hypogene) chalcopyrite as a blanket of supergene copper sulphides, the most important being chalcocite and covellite, with lesser copper oxides/silicates such as chrysocolla in the oxide zone. Irregular transition zones, with locally faulted contacts separate the higher and lower-grade supergene/dump leach ores from the leached cap and hypogene zones.
Taxes payable in Chile that affect the operation include the Chilean Specific Mining Tax, which applies to operating margin based on a progressive sliding scale from 5% to 14%. QBSA is also subject to federal income tax in Chile.
Quebrada Blanca Operations
Quebrada Blanca is an open pit mine. Beginning in the first quarter of 2017, ore was sent directly to the dump leach circuit. Copper-bearing solutions are collected from the dump leach pads for processing in an SX-EW plant that produces copper cathode. Mining operations ceased in the fourth quarter of 2018, as the supergene ore was exhausted; mining equipment and personnel have been redeployed to the QB2 project. The existing operation is now focused on leaching the dump material and secondary extraction. Copper cathode is trucked to Iquique for shipment to purchasers.
The majority of copper cathode produced at Quebrada Blanca is sold on the spot market. The price of copper cathodes is based on LME prices plus a premium based on market conditions.
Quebrada Blanca produced 13,400 tonnes of copper cathode in 2020, compared to 21,100 tonnes in 2019, with the decrease due to the continued decline of cathode production, as planned. Cathode production is now expected to continue until late 2021. We expect copper cathode production of approximately 10,000 to 11,000 tonnes in 2021, with declining production rates in the second half of the year.
Quebrada Blanca Phase 2
As previously outlined, Quebrada Blanca Phase 2 (QB2) is expected to extend the life of the existing mine as a large-scale concentrate-producing operation.
Mining operations will continue to use open pit methods and conventional truck-and-shovel operations. The production fleet will be a combination of the existing traditional trucks and autonomous trucks, eventually transitioning to fully autonomous fleet as the traditional trucks reach the end of their useful life. From an operational standpoint, QB2 represents a continuation of the existing supergene mining activities; however, there are significant differences between the two mining operations, such as the significant increase in the ultimate pit depth, the change in mineralization type from enriched supergene to hypogene, and the proposed increase to the mining extraction rate.
The project scope includes the construction of a 143,000 tonne per day concentrator and related facilities, which will be connected to a new port and desalination plant by 165-kilometre concentrate and desalinated water pipelines. An additional access road, known as the A-97 bypass, will be constructed from the A-97B highway to the mine. In addition, there will be construction of a new

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overhead high-voltage electric power transmission line. The primary crushing facility will contain a single primary crusher with a double-sided dump pocket for dumping ore from the mine haulage trucks. The coarse ore conveyor facility will consist of an overland conveyor to transport the crushed ore from the primary crusher to the coarse ore stockpile. The coarse ore stockpile will have a live capacity of 80,000 tonnes, and an overall 270,000 tonne capacity. The concentrator facility will contain two semi-autogenous grinding mills, four ball mills, cyclone feed pumps and cyclone clusters.
The project was approved for full construction in December 2018. In the fourth quarter of 2019, we closed the US$2.5 billion limited recourse project financing to fund the development of QB2. The project finance arrangements include customary restrictions on the payment of dividends and other distributions from QBSA until project completion has been achieved; such distributions are also subject to compliance with certain other conditions.
On March 18, 2020, we temporarily suspended construction activities at the project to protect the health and safety of our employees and to support Chilean efforts to limit transmission of COVID-19. The project has subsequently ramped up in stages to pre-COVID-19 levels in accordance with plan and will continue to ramp up further as conditions permit, with peak construction workforce levels expected in the second quarter of 2021. The overall project progress through the end of December 31, 2020 met our year-end target of 40% overall completion. Significant focus remains on managing COVID-19 and the extensive protocols in place to protect the health and safety of our employees.
On March 31, 2020, we announced an updated capital cost estimate for the project of US$5.2 billion, including escalation, and the go-forward spend from April 1, 2020 was estimated at US$3.9 billion, assuming a CLP/US$ rate of 775 over the remainder of the project. The estimate was based on a schedule that contemplated first production in the second quarter of 2022 and included a contingency of approximately US$400 million. This updated estimate and schedule did not reflect the impact of COVID-19 on the project outlined below, including the temporary suspension of project construction activities due to the pandemic.
The temporary suspension due to COVID-19 in mid-March and impacts related to managing ramp-up and construction within the current COVID-19 environment has resulted in changes to both project capital costs and schedule. We have updated our estimate of the overall COVID-19 related costs based on the impacts to construction seen to date under the existing COVID-19 management protocols. However, additional cost risk remains, should the pandemic worsen or continue for a protracted period of time.
The impact of the construction suspension, including estimated ramp-up costs and estimated costs associated with ongoing compliance with health and safety protocols in the context of COVID-19, as well as additional camp space that would not have been required absent COVID-19, are anticipated to be approximately US$450 to US$500 million, of which US$197 million has been expensed. This is an increase of US$50 million over previous guidance. This does not include interest that would have otherwise been capitalized if the project were not suspended.
The estimated capital cost of QB2 excluding costs associated with COVID-19 remains US$5.2 billion as announced on March 31, 2020, including escalation and based on a CLP/USD exchange rate of 775 from April 1, 2020. The average realized exchange rate was approximately 800 from April 1, 2020 to December 31, 2020. The go-forward capital cost from January 1, 2021 is estimated at US$3.2 billion, assuming a CLP/USD rate of 775 over the remainder of the project. A 25 CLP change in the CLP/USD exchange rate would change the capital cost by approximately US$80 million.
First production is expected in the second half of 2022, in line with previous guidance, reflecting the estimate of schedule delay related to COVID-19, including demobilization, suspension and restart

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impacts. On a 100% basis, average annual production capacity is expected to be 316,000 tonnes of copper equivalent per year for the first full five years of mine life.
QBSA has signed a number of power purchase agreements for electric power supply for QB2. There are three primary power purchase agreements for QB2. Each of these agreements imposes a take-or-pay obligation on QBSA, under which QBSA is required to pay for the contracted power regardless of whether it is required in the operations. Supply from the first contract commenced in the fourth quarter of 2016 and the other supply dates commenced in early 2018. QBSA’s obligations under the power purchase agreements are guaranteed by Teck until QB2 enters production.
The aggregate fixed commitment of the current three primary power supply agreements is approximately US$7.0 million per month, determined as of December 31, 2020. QBSA is taking steps to manage its exposure, and may sell power at spot market rates to offset its exposure under these take-or-pay contracts until power is required for the QB2 project. Based on current spot market rates, current mitigation efforts and QBSA’s projected power consumption, its net estimated aggregate monthly exposure under its power arrangements is anticipated to be in the range of US$6.0 to US$7.0 million in 2021. Teck has agreed to cover SMM/SC’s share of the cost of power under these existing power purchase agreements in excess of QBSA’s actual needs until the earlier of the start-up of the first grinding line in the mill or September 30, 2022.
In February 2020, QBSA entered into long-term arrangements with AES Gener S.A., to enable QBSA to transition to renewable energy for approximately half of the power required for the operation of QB2.
In 2020, five diamond drillholes were completed within the Quebrada Blanca deposit for a total of approximately 2,050 metres. Assay results from these holes have had no impact on the quantity or grade of reserves, nor have they materially impacted the grade of the resource; however, these drillholes, as well as incorporation of assays from drilling completed in 2019 have increased the resource volume for Quebrada Blanca - Mill. See “Mineral Reserves and Resources” for details. Resource classification parameters were also updated based on a drillhole spacing analysis and a geology and grade error study. For diamond core, 2-metre samples of half core are taken and crushed for assay at an external laboratory. The remaining half of the core is retained for future reference. The assay program includes approximately 15% of quality-assurance/quality-control samples, comprising reference materials, duplicates and blanks. An additional 5% of sample pulps are assayed in a second laboratory for cross-checks. The reference materials consist of matrix-matched material from Quebrada Blanca, homogenized and certified in accordance with industry practice.
2021 projected capital costs for QB2 are estimated at approximately $2.5 billion, all of which is characterized as growth capital.
QB2 has a 28 year mine life and the Sanction Case (described below) includes 199 million tonnes of inferred resources within the life of mine plan. The majority of this inferred material is not scheduled to be mined until late in the mine life and is displacing lower grade economic material within the pit. Teck refers to the planned development of the QB2 project that includes these inferred resources as the "Sanction Case”, which formed the basis of Teck’s approval of the project for full construction in late 2018. Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserve. Inferred resources are subject to greater uncertainty than measured or indicated resources and it cannot be assumed that they will be successfully upgraded to measured and indicated through further drilling. Based on Teck’s understanding of the deposit and history of resource to reserve conversion, the

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Sanction Case is regarded as a realistic and financeable development plan; however, key information regarding the reserve-only case is included in the table below for reference.
The table below compares certain projections of the planned operation of QB2 for both the Reserve Case and the Sanction Case that were the basis for the decision to proceed to full construction of the project, based on the capital cost projection as at the time of the decision to proceed to full construction in 2018 and other economic assumptions from that time or as noted in the table below:

100% Project Basis(1)(2)	Units	Reserve Case	Sanction case
IRR	%	13.5%	14.1%
NPV	US$ M	$2,030	$2,426
Average Annual Cash Flow – 1st Five Years(3)	US$ M	$935	$956
Average Annual Cash Flow – After 1st Five Years(4)	US$ M	$496	$585
Payback Period	years	5.7	5.6
Copper Equivalent Production(5)	tonnes	313,000	316,000
(1)Assumes US$3.00 per pound of copper; US$10.00 per pound of molybdenum and US$18.00 per ounce of silver
(2)As at January 1, 2019 on an unlevered, after-tax basis for a Chilean domiciled entity assuming an optimized funding structure
(3)Excludes the first partial year of operation
(4)Excludes the last partial year of operation
(5)Copper equivalent production calculated assuming US$3.00/lb copper, US$10.00/lb molybdenum and US$18.00/oz silver without adjusting for payability

Developments following the decision to proceed, including but not limited to updated capital cost projections, the impact of COVID-19 and changes in currency rates, are not reflected in the table above.
Quebrada Blanca Phase 3
Drilling and engineering studies for the Quebrada Blanca Phase 3 project progressed in 2020. A limited amount of work continues on targeted trade-off studies in preparation for the start of the prefeasibility study.
Carmen de Andacollo Mine, Chile (Copper)
The Carmen de Andacollo property is owned by a Chilean private company, Compañía Minera Teck Carmen de Andacollo (CDA). We own 100% of the Series A shares of CDA while ENAMI owns 100% of the Series B shares of CDA. Our Series A shares of CDA equate to 90% of CDA’s total share equity and ENAMI’s Series B shares comprise the remaining 10% of total share equity. ENAMI’s interest is a carried interest and, as a result, ENAMI is not required to contribute further funding to CDA.
CDA owns the exploitation and/or exploration rights over an area of approximately 265 square kilometres in the area of the Carmen de Andacollo supergene and hypogene deposits pursuant to various mining concessions and other rights. In addition, CDA owns the surface rights covering the mine site and other areas aggregating approximately 27 square kilometres as well as certain water rights. Since 1996, CDA has been conducting mining operations on the supergene deposit on the

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Carmen de Andacollo property that overlies the hypogene deposit, and since 2010 has been processing hypogene ore through a concentrator on the site.
The Carmen de Andacollo property is located in Coquimbo Province in central Chile. The site is adjacent to the town of Carmen de Andacollo, approximately 55 kilometres southeast of the city of La Serena and 350 kilometres north of Santiago. Access to the Carmen de Andacollo mine is by paved roads from La Serena. The mine is located near the southern limit of the Atacama Desert at an elevation of approximately 1,000 metres. The climate around Carmen de Andacollo is transitional between the desert climate of northern Chile and the Mediterranean climate of the Santiago area. The majority of mine personnel live in the town of Andacollo, immediately adjacent to the mine, or in the nearby cities of Coquimbo and La Serena.
The Carmen de Andacollo orebody is a porphyry copper deposit consisting of disseminated and fracture-controlled copper mineralization contained within a gently dipping sequence of andesitic to trachytic volcanic rocks and sub-volcanic intrusions. The mineralization is spatially related to a feldspar porphyry intrusion and a series of deeply rooted fault structures. A primary copper-gold sulphide hypogene deposit containing principally disseminated and quartz vein-hosted chalcopyrite mineralization lies beneath the supergene deposit. The hypogene deposit was subjected to surface weathering processes, resulting in the formation of a barren leached zone 10 to 60 metres thick. The original copper sulphides leached from this zone were re-deposited below the barren leached zone as a copper-rich zone comprised of copper silicates (chrysocolla) and supergene copper sulphides (chalcocite with lesser covellite).
The Carmen de Andacollo mine is an open pit mine. Copper concentrate is produced by processing hypogene ore through semi-autogenous grinding and a flotation plant with the capacity to process up to 55,000 tonnes of ore per day, depending on ore hardness. Some supergene ore is also mined, which is transported to heap leach pads. Copper-bearing solutions are processed in an SX-EW plant to produce grade A copper cathode.
The copper cathode produced at Carmen de Andacollo is sold under annual and spot contracts. The price of copper cathodes is based on LME prices plus a premium based on market conditions. Copper concentrates produced by the operation are sold under long-term contracts to smelters in Asia and Europe, using the LME price as the basis for copper pricing, and with treatment and refining charges negotiated on an annual basis.
During 2020, no drillholes were drilled at the Carmen de Andacollo mine.
Carmen de Andacollo produced 55,400 tonnes of copper contained in concentrate in 2020, compared to 51,600 tonnes in 2019. The increase was primarily due to the labour strike in 2019, which impacted production, partially offset by lower copper grades. Copper cathode production was 2,000 tonnes in 2020, compared with 2,400 tonnes in 2019. Gold production of 49,200 ounces in 2020 was higher than the 46,800 ounces produced in 2019, with 100% of the gold produced for the account of RGLD Gold AG, a wholly owned subsidiary of Royal Gold, Inc. In effect, 100% of gold production from the mine has been sold to Royal Gold, Inc., who pays a cash price of 15% of the monthly average gold price at the time of each delivery, in addition to an upfront acquisition price previously paid.
Carmen de Andacollo’s production in 2021 is expected to be in the range of 46,000 to 51,000 tonnes of copper, including approximately 1,000 tonnes of copper cathode. Production in 2021 is expected to be lower than 2020 due to lower copper grades. Annual copper in concentrate production is expected to be between 50,000 and 60,000 tonnes for 2022 to 2024.

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The current life of mine for Carmen de Andacollo is expected to continue until 2036. Additional permitting or amendments will be required to execute the life of mine plan.
Taxes payable in Chile that affect the operation include the Chilean Specific Mining Tax, which applies to operating margin based on a progressive sliding scale from 5% to 14%. CDA is also subject to federal income tax in Chile.
In August 2020, CDA entered into a long-term power purchase agreement to provide 100% renewable power for Carmen de Andacollo Operations.
Project Satellite
Teck and our partners continue to advance five substantial base metals assets (copper, zinc, nickel) all of which are located in the Americas: Zafranal, San Nicolás, Galore Creek, Mesaba and Schaft Creek.
Zafranal, Peru
The Zafranal property, located in southern Peru, 85 kilometres northwest of Arequipa within the Provinces of Castilla and Caylloma, is a mid-sized copper-gold porphyry deposit. The project is held by Compañía Minera Zafranal S.A.C., in which Teck holds an 80% interest, with Mitsubishi Materials Corporation holding the other 20%.
In 2020, in response to global and Peru-specific COVID-19 restrictions, work focused on finalizing all of the requirements to submit the social and environmental impact assessment document. This included agreeing with the Peruvian Permitting Authority (SENACE) on protocols for a series of virtual public participation workshops that were held with several communities of interest in July and August 2020. In addition, virtual site visits were developed and provided to a wide range of communities of interest and regulators. We completed community investment commitments made in 2019 and modified our 2020 community investment plans to respond to needs specific to the impacts of COVID-19.
Teck’s share of spending in 2020 was $8.2 million and Teck’s share of planned spending in 2021 is $16.4 million, which will be included in growth capital expenditures within our copper business unit.
San Nicolás, Mexico
The San Nicolás property, located in Zacatecas State, is a copper-zinc massive sulphide deposit with significant gold and silver. The property is held by Minas de San Nicolás, S.A. de C.V. which is a wholly owned subsidiary of Teck.
In 2020, a multidisciplinary team focused on conducting priority land acquisition as well as community engagement and environmental permitting activities, securing a water source and rights, and executing a range of engineering studies for the completion of a prefeasibility study and an environmental impact assessment. The scope of these activities was adjusted to include value engineering trade-off and archaeology/cultural heritage baseline studies.
Completion of the prefeasibility study and the social and environmental impact assessment was delayed by approximately six months due to COVID-19 restrictions and these are now expected to be completed in the first half of 2021.
The community office, established in November 2018, was active in Q1 2020 delivering interactive project information sessions to the communities following strict national, regional and Teck COVID-19 protocols. Due to COVID-19 restrictions, direct community interactions were reduced and

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supplemented with a range of virtual and physically-distanced engagement activities and targeted COVID-19 support programs.
Spending in 2020 was $11.8 million and planned spending in 2021 is $8.7 million, which will be included in growth capital expenditures within our copper business unit.
Galore Creek, Canada
The Galore Creek property, located in Tahltan territory in northwestern British Columbia approximately 150 kilometres northwest of the port of Stewart, B.C. and 370 kilometres northwest of Smithers, B.C., is a significant copper-gold-silver porphyry deposit. The project is owned by the Galore Creek Partnership, a 50/50 partnership between Teck and Newmont Corporation (Newmont), and is managed by Galore Creek Mining Corporation (GCMC), a wholly owned subsidiary of the Galore Creek Partnership.
In 2020, the decision to commence a prefeasibility study was deferred to 2021 due to the global and regional effects of the COVID-19 pandemic. A reduced baseline environmental field study and critical care and maintenance field program were conducted under strict COVID-19 protocols agreed to by GCMC, the B.C. Regulator and the Tahltan Central Government. Low-cost desktop studies on site access, metallurgy, processing, geotechnical, hydrology and water management, and mining were carried out to narrow options for study in the planned prefeasibility study. The prefeasibility study, expected to take 24 to 30 months to complete, is scheduled to commence in early 2021.
Teck’s share of capital expenditures in 2020 was $1.9 million and Teck’s share of planned capital expenditures in 2021 is $8.3 million, which will be included in growth capital expenditures within our copper business unit.
Mesaba, United States
The Mesaba property, located in northeastern Minnesota 100 kilometres north of Duluth, is part of a potentially significant copper, nickel and platinum-palladium-cobalt mining district in the United States. Known ore deposits in the district, including Mesaba, consist of metallurgically complex disseminated copper-nickel sulphides that require a range of mineral processing steps to make saleable concentrate or metal products while meeting state and federal requirements to protect the environment. Mineral rights over the Mesaba deposit are held 100% by Teck through lease agreements with private interests and the State of Minnesota.
Work activities in 2020 focused on the construction of an all-season access road for the project, which allowed for the installation of groundwater monitoring wells and wetlands piezometers for baseline study purposes. The all-season access road was completed on time and below budget despite extensive COVID-19 restrictions; completion of the road will facilitate completion of prefeasibility level and environmental permitting work in 2021 and beyond.
Spending in 2020 was $5.8 million, and planned spending in 2021 is $9.6 million, which will be included in exploration expenses.
Schaft Creek, Canada
The Schaft Creek property, located in Tahltan territory in northwestern British Columbia, approximately 61 kilometres south of Telegraph Creek and 37 kilometres northeast of the Galore Creek property, is a joint venture between Teck and Copper Fox Metals Inc., with Teck holding a 75% interest and acting as the operator.

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An integrated desktop scoping-level engineering study was completed on select elements of the project in 2020, consolidating key findings and recommendations from the 2013 feasibility study, the 2014-2015 resource drilling campaign, the 2018-2019 resource model update, and 2019 value engineering, targeting capital and operating cost reductions. The results of the 2020 scoping study inform work planned for 2021, including drilling, geotechnical field investigations, baseline environmental studies, and updated capital and operating cost estimates. Commitments to the Tahltan, per the 2020 Communications and Engagement Agreement, were met and will form the basis of our community investment and engagement activities in 2021.
Planned spending in 2021 of $3.4 million on Schaft Creek, which will be included in growth capital expenditures within our copper business unit.
Other Copper Projects
NuevaUnión, Chile
NuevaUnión is a 50/50 partnership between Teck and Newmont, consisting of the copper-gold La Fortuna deposit and the copper-molybdenum Relincho deposit and located approximately 40 kilometres apart in the Huasco Province in the Atacama region of Chile. Limited work focused on a review of feasibility study results, and an assessment of optimization opportunities progressed at NuevaUnión in 2020, with opportunity assessments continuing in 2021.
ZINC
Mining Operations
Red Dog Mine, United States (Zinc, Lead)
The Red Dog zinc-lead mine, concentrator and shipping facility in the Northwest Arctic Borough, approximately 144 kilometres north of Kotzebue, Alaska, commenced production in December 1989 and began shipping concentrates in July 1990. The Red Dog mine is operated by Teck Alaska Incorporated (Teck Alaska) on lands owned by, and leased from, the NANA Regional Corporation (NANA), a Regional Alaska Native corporation. The Red Dog mine covers approximately 1,000 hectares.
Red Dog mine is located on a ridge between the middle and south forks of Red Dog Creek, in the DeLong Mountains of the Western Brooks Range. The topography is moderately sloping, with elevations ranging from 260 metres to 1,200 metres above sea level. Vegetation is classified as woody tundra. The mine is accessible from a paved airstrip, five kilometres from the Red Dog mine, which allows jet access from Anchorage and Kotzebue. Mine personnel are generally drawn from surrounding communities as well as from other locations within the State and in North America. Power for the mine is produced on-site by diesel generators with a maximum capacity of 30 megawatts, sufficient for present and expected future power requirements. Potable water is sourced from Bons Creek.
Red Dog is comprised of a number of sedimentary hosted exhalative lead-zinc sulphide deposits hosted in Mississippian-age to Pennsylvanian-age sedimentary rocks. The orebodies are lens shaped and occur within structurally controlled (thrust faults) plates, are relatively flat-lying and are hosted by marine clastic rocks (shales, siltstones, turbidites) and lesser chert and carbonate rocks. Barite rock is common in and above the sulphide units. Silicification is the dominant alteration type.

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The sulphide mineralization consists of semi-massive to massive sphalerite, pyrite, marcasite and galena. Common textures within the sulphide zone include massive, fragmental, veined and, rarely, sedimentary layering.
Ore is currently mined from the Aqqaluk and Qanaiyaq pits. All future ore production is also expected to be mined from these pits. The mining method employed is conventional open pit drill-and-blast and truck-and-shovel technology. The mineral processing facilities employ conventional grinding and sulphide flotation methods to produce zinc and lead concentrates.
Tailings storage and waste disposal areas have adequate design capacity to sustain the current life of mine plan. All contaminated water from the mine area and waste dumps is collected and contained in a tailings impoundment and seasonally discharged through a water treatment plant. Mill process water is reclaimed from the tailings pond.
In 2020, no drillholes were drilled for resource evaluation at Red Dog.
Since the third quarter of 2007, we have paid NANA a percentage of the net proceeds of production from the mine, starting at 25% and increasing by successive increments of 5% at five-year intervals to a maximum of 50%, with the next adjustment to 40% anticipated to occur in October 2022. The most recent increase occurred in October 2017, bringing the royalty to 35%. The NANA royalty payment in 2020 was US$175 million, compared with US$231 million in 2019. NANA has advised us that it ultimately shares approximately 60% of the royalty, net of allowable costs, with other Regional Alaska Native corporations pursuant to section 7(i) of the Alaska Native Claims Settlement Act. The development and operating agreement also provides for employment and contracting preferences and additional lease rental payments. In addition to the royalties payable to NANA, the operation is subject to federal and state income taxes and the Alaska Mining License tax, which applies at 7% of taxable income.
Teck Alaska and the Northwest Arctic Borough agreed to a 10-year payment in lieu of taxes agreement (PILT) effective January 1, 2016. This agreement replaced the previous PILT agreement that expired on December 31, 2015. Under the agreement, PILT payments to the Northwest Arctic Borough are calculated based on the net book value of the mine lands, buildings and equipment in accordance with U.S. Generally Accepted Accounting Principles, and are generally between US$14 million and US$26 million per year. In addition, Teck Alaska remits annual payments to a separate fund aimed at social investment in villages in the region. These payments, based on mine profitability, are between US$4 million and US$8 million per year.
The mine is in material compliance with all of its permits and related regulatory instruments, and has obtained all of the permits that are material to its current operations.
In 2020, the majority of the zinc concentrate produced at Red Dog was shipped to customers in Asia, Australia and Europe, with the balance being shipped to our metallurgical facilities at Trail, British Columbia. The lead concentrate production is also shipped to Trail and to customers in Asia, Australia and Europe. The lead concentrate production is also shipped to Trail and to customers in Asia. The majority of concentrate sales are pursuant to long-term contracts at market prices, subject to annually negotiated treatment charges. The balance is sold on the spot market at prices based on prevailing market quotations. The shipping season at Red Dog is restricted to approximately 100 days per year because of sea ice conditions and Red Dog’s sales are seasonal, with the majority of sales in the last five months of each year. Concentrate is stockpiled at the port facility and is typically shipped between July and October.

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In 2020, zinc production at Red Dog was 490,700 tonnes, lower than 552,400 tonnes produced in 2019, primarily due to lower zinc grades and lower mill recoveries. Lead production in 2020 of 97,500 tonnes was slightly lower than 102,800 tonnes in 2019.
Red Dog’s production of contained metal in 2021 is anticipated to be in the range of 490,000 and 510,000 tonnes of zinc and 85,000 to 95,000 tonnes of lead. From 2022 to 2024, zinc production is expected to be in the range of 510,000 to 550,000 tonnes of contained zinc per year as the mine plan enters an area of higher grade ores, while lead production is expected to be between 80,000 and 90,000 tonnes of contained lead per year.
We continue to implement tailings and water-related projects to manage increased water volume at Red Dog Operations. Climate change is affecting conditions in the receiving environment, which limited our ability to discharge treated water in 2020, leading to increased water in the storage facilities. Throughout 2020, we completed several projects to increase storage capacity and implemented a breakthrough RACE21TM project that significantly increased water treatment capability. In addition, a new water treatment plant was installed to increase the water discharge capacity when permit limitations allow. These projects removed the temporary restrictions from the mine plan put in place to manage water levels in 2020. We are advancing additional projects in 2021 to minimize potential constraints on production in the future.
Construction on the VIP2 mill upgrade project was completed in 2020. The project, which started construction in late 2017, is expected to increase average mill throughput by about 15% over the remaining mine life, helping to offset lower grades and harder ore.
The current mine life, based on existing developed deposits, is expected to extend through to 2032. In 2020, we continued an exploration drilling program and various studies focused on extending the life of Red Dog past 2032, including possible development of the Paalaaq, Anarraaq and Aktigiruq deposits.
2021 projected capital costs for Red Dog are approximately US$127 million. The major components of the projected capital costs are:

Component	Approximate projected cost (US$/million)
Sustaining	72
Growth	2
Capitalized stripping	53
Total	127
2021 projected cash operating costs for Red Dog are approximately US$261 million. The major components of the projected cash operating costs are:

Component	Approximate projected cost (US$/million)
Labour	134
Supplies	88
Energy	35
Other (including general & administrative, inventory changes)	65

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Component	Approximate projected cost (US$/million)
Less amounts associated with projected capitalized stripping	(61)
Total	261
The cash operating costs presented above do not include transportation or royalties.

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Pend Oreille Mine, United States (Zinc, Lead)
Pend Oreille mine, located in Washington State, suspended mining operations on July 31, 2019, due to the exhaustion of its current reserves. The mine has been placed on care and maintenance.
Other Zinc Projects
We have a 100% interest in the Teena/Reward project which is located eight kilometres west of the McArthur River Mine in the Northern Territory of Australia.
Refining and Smelting
Trail Operations
Teck Metals owns and operates the integrated smelting and refining complex at Trail, British Columbia. The complex’s major products are refined zinc, lead and silver. It also produces a variety of precious and specialty metals, chemicals and fertilizer products.
The zinc refinery consists of six major metallurgical plants, one fertilizer plant and two specialty metal plants. Depending on the mix of feeds, the facility has an annual capacity of approximately 300,000 to 315,000 tonnes of refined zinc. Zinc concentrates are initially treated in either roasters or pressure leach plants, where sulphur is separated from the metal-bearing solids. The zinc is put into solution where it is first purified to remove other metal impurities and then electroplated onto cathodes in an electrolytic refining plant. The zinc cathodes are melted and then the zinc is cast into various shapes, grades and alloys to meet customer requirements. Other valuable metals, including indium and germanium, are also recovered as co-products in the zinc plant. The lead smelting operation consists of two major metallurgical plants and one specialty metal plant. Lead concentrates, recycled lead acid batteries, residues from the zinc circuits and various other lead- and silver-bearing materials are treated in the KIVCET flash furnace to produce lead bullion. The bullion is electro-refined in the refinery to produce high-purity lead. The valuable silver and gold are also recovered in this circuit after further processing. Shutdown of the KIVCET furnace for regular maintenance is scheduled to occur approximately every four years.
Refined zinc production in 2020 was 305,100 tonnes, higher than 287,400 tonnes in 2019 when production was reduced due to the electrical equipment failure in 2019. Refined zinc production in 2020 was impacted by the extension of the annual zinc roaster maintenance to facilitate physical distancing and by the quality of feed sources available. Refined lead production in 2020 was 72,900 tonnes, compared with 69,000 tonnes in 2019. Silver production fell to 11.5 million ounces in 2020 from 14.0 million ounces in 2019 due to lower silver contained in purchased concentrates.
Our recycling process treated 43,100 tonnes of material during the year, and we plan to treat about 44,300 tonnes in 2021. Our focus remains on treating lead acid batteries and cathode ray tube glass, plus small quantities of zinc alkaline batteries and other post-consumer waste.
In 2021, we expect Trail Operations to produce between 300,000 to 310,000 tonnes of refined zinc. Refined zinc production from 2022 to 2024 is expected to be between 305,000 to 315,000 tonnes per year. Refined lead and silver production at Trail are expected to be similar to prior years but will fluctuate as a result of concentrate feed source optimization.
Metallurgical effluent, together with site rainfall drainage water, is collected in ponds and treated through an effluent treatment plant before discharge into the Columbia River. The smelter operates under a variety of permits, including effluent and air emission permits issued by the British Columbia

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Ministry of Environment and Climate Change Strategy. The operation is in material compliance with all of its environmental permits and has obtained all of the permits that are material to its operations.
In July 2018, we sold our two-thirds interest in the Waneta Dam to BC Hydro. In connection with the sale, we entered into a 20-year arrangement with BC Hydro, with an option to extend for an additional 10 years, to purchase power for our Trail Operations. Our arrangement with BC Hydro retains our prior obligation to provide for the firm delivery of energy and capacity from Waneta to BC Hydro until 2036. If Teck Metals fails to deliver power as provided for in the agreement, it could be liable to pay liquidated damages to BC Hydro based on the market rate for power at the time of the shortfall. The costs of the liquidated damages could be significant if the shortfall continues and is not covered by our insurance policies.
We also own the related 15-kilometre transmission and distribution system from Waneta to the United States, which BC Hydro has agreed to purchase on a deferred schedule.
STEELMAKING COAL
Our coal mineral holdings consist of a mix of fee simple lands owned by us and Crown leases and licences, which are subject to leasing and licensing fees. Coal licences are renewed annually on their anniversary date; coal leases are typically originally issued for a 30-year term and can be subsequently renewed in 15-year increments. In the past, renewals of these licences and leases have generally been granted, although there can be no assurance that this will continue in the future.
All of Teck’s operating steelmaking coal mines are in British Columbia and are subject to the B.C. Mineral Tax, which is a two-tier tax with a minimum rate of 2% and a maximum rate of 13%. A minimum tax of 2% applies to operating cash flows, as defined by the regulations. A maximum tax rate of 13% applies to cash flows after taking available deductions for capital expenditures and other permitted deductions.
All of Teck’s coal mines are conventional open pit operations and are designed to operate on a continuous basis, 24 hours per day, 365 days per year. Operating schedules can be varied depending on market conditions and are subject to shutdowns for maintenance activities. Capacity may be restricted for a variety of reasons and actual production will depend on sales volumes. All of the mines are accessed by two-lane all-weather roads that connect to public highways. All of the mines operate under permits granted by provincial and/or federal regulatory authorities. Each of our B.C. mines will require additional permits as they progress through their long-term mine plans. The issuance of certain permits for mine life extensions may depend on a number of factors, including our ability to meet the water quality targets set out in the Elk Valley Water Quality Plan, as discussed below. All permits necessary for the current operations of the mines are in hand and in good standing. Annual infill drilling programs are conducted to confirm and update the geological models used to develop the yearly mine plans.
Following mining, the coal is washed in coal preparation plants using a variety of conventional techniques. Coal is dried using a combination of mechanical dewatering and gas-fired dryers. Processed coal is conveyed to clean coal silos or other storage facilities for intermediate storage and load-out to railcars.
In 2020, our steelmaking coal operations produced 21.1 million tonnes of coal. We anticipate annual production in 2021 to be between 25.5 and 26.5 million tonnes as we transition to full production rates to meet anticipated demand.

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Elk Valley Water Quality Management
We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan). The Plan establishes short-, medium- and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health, as well as a plan to manage calcite formation. In 2020, we completed the Elkview Phase 2 Saturated Rock Fill (SRF), doubling its capacity from 10 to 20 million litres per day, and we are currently in the commissioning phase. We also continued to advance the construction of the Fording River South Active Water Treatment Facility (FRO-S AWTF), expected to be complete during the second quarter of 2021, and the construction of our next SRF at our Fording River Operations, planned for commissioning in the fourth quarter of 2021.
The majority of our 2020 capital spending for water projects in the steelmaking coal business unit was associated with our FRO-S AWTF, the Elkview Phase 2 SRF, the Kilmarnock Diversion and the advancement of the Eagle 4 SRF at our Fording River Operations. Capital spending in 2020 on water treatment was $266 million, below our previous guidance of $285 million. COVID-19 resulted in a delay in the construction of our FRO-S AWTF in the fourth quarter 2020, which in combination with a change in the general contractor, has delayed the completion of the project to the second quarter of 2021.
Capital spending in 2021 on water treatment (AWTFs and SRFs) and water management (source control, calcite management and tributary management) is estimated to be approximately $255 million. By the end of 2021, we expect to increase total treatment capacity to more than 50 million litres per day with the completion of FRO-S AWTF, Elkview Phase 2 SRF and the first phase of an SRF at the north end of the Elk Valley.
From 2022 to 2024, we plan to invest an additional $300 to $400 million of capital on water management and water treatment. The investment in water treatment will further increase treatment capacity to 90 million litres per day and will be achieved through the development of SRFs. Our guidance on water related capital spending from 2021 to 2024 has increased by approximately $100 million. The increase in costs is due to approximately $25 million in spending that was delayed from 2020 to 2021, approximately $45 million in COVID-19 costs primarily related to the FRO-S AWTF, and approximately $30 million related to other factors including scope changes.
The table below sets out the components of our expected water treatment and management capital costs for the years 2021 and 2022 to 2024.

($ in millions)	2021	2022 to 2024

Water treatment (AWTFs and SRFs)	$ 215	$ 200 – 250
Water management (source control, calcite and tributary)	40	100 – 150

	$ 255	$ 300 – 400

In addition to the capital set out above and as previously announced, the aggregate cost of the incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada, outlined below, are preliminarily estimated at $350 to $400 million between 2021 and 2030. These cost estimates are based on limited engineering, and the feasibility of certain measures has not yet been confirmed. The results of environmental monitoring may dictate that certain of the measures do not need to be fully implemented, or that other measures will be required.
We continue to invest in various innovative technical solutions to address water quality issues. Additional research and development projects are ongoing to continue to improve our understanding of water quality, source control and treatment options.

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Operating costs associated with water treatment were approximately $0.75 per tonne in 2020 and are projected to increase gradually over the long term to approximately $3 per tonne as additional AWTFs and SRFs become operational. Long-term capital costs for construction of additional treatment facilities are expected to average approximately $2 per tonne annually.
Fish census data obtained in late 2019, and confirmed in 2020, showed unexpected and substantial reductions in populations of Westslope Cutthroat Trout in certain mine-affected waters in the Elk Valley. The causes of the reductions are still unclear and substantial technical effort is ongoing to determine whether the reductions are associated with water quality issues, flow conditions, habitat, predation, weather, other natural causes or a combination of these factors. However, preliminary findings indicate water quality constituents, including selenium, were not a primary contributor to the decline. Given the nature and timing of the reduction in the fish population, it is more likely that the fish population decline happened due to a combination of factors. Preliminary findings have been shared and discussed with representatives of the various government agencies and Ktunaxa Nation Council and are currently under review. Concurrently, we have implemented Westslope Cutthroat Trout recovery-focused projects in the upper Fording River watershed in 2020 with more planned for 2021. Teck is also working collaboratively with representatives from the Province of B.C., Ktunaxa Nation Council and Department of Fisheries and Oceans to develop a Westslope Cutthroat Trout recovery plan. Until the results of the evaluation of cause are available, currently expected mid-2021, and appropriate mitigation measures in place, we may face delays in permitting or restrictions on our mining activities in the Elk Valley.
During the third quarter of 2018, we received notice from Canadian federal prosecutors of potential charges under the Fisheries Act in connection with discharges of selenium and calcite from steelmaking coal mines in the Elk Valley. Since 2014, compliance limits and site performance objectives for selenium and other constituents, as well as requirements to address calcite, in surface water throughout the Elk Valley and in the Koocanusa Reservoir have been established under a regional permit issued by the provincial government, which references the Plan.
As noted above, in October 2020, Environment and Climate Change Canada issued a Direction under the Fisheries Act (the Direction) setting out measures to be taken to improve water quality and prevent calcite deposition in the Elk Valley in waters affected by Teck’s Fording River and Greenhills operations. The measures set out in the Direction are complementary to measures already included in the Plan being implemented by Teck. The Direction does not require construction of any additional water treatment facilities beyond those already contemplated by the Plan, but sets out requirements with respect to water management such as diversions, mine planning, fish monitoring and calcite prevention measures, as well as the installation, by December 31, 2030, of a 200-hectare geo-synthetic cover trial in the Greenhills Creek drainage. The headwaters of Greenhills Creek have been identified as the location where a geo-synthetic cover over waste rock has the greatest technical potential as a source control measure.
Certain of the measures in the Direction, including the cover trial, will require incremental spending beyond that already associated with the Plan. The issuance of the Direction does not resolve the potential charges under the Fisheries Act previously notified to Teck. Discussions with respect to those charges continue and the outcome of these discussions is uncertain. If a pre-trial resolution of the potential charges is not feasible, it is not possible to assess the viability of potential defences to any charges, and the impact of a conviction may be material.
Final costs of implementing the Plan and managing water quality will depend in part on the technologies applied, on regulatory developments and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. As previously noted, our current plan is that the Fording River AWTF will be the last full-scale AWTF and that future treatment facilities will be SRFs. Implementation of this plan will require

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additional operating permits. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are in fact protective of the environment and human health, and provides for adjustments if warranted by monitoring results. This ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies that could substantially increase or decrease both capital and operating costs associated with water quality management, or that could materially affect our ability to permit mine life extensions in new mining areas.
Coal Transportation
Most of the coal produced at the steelmaking coal mines in southeast British Columbia is shipped to west coast ports in British Columbia.
Westbound rail service from the mines located in southeast British Columbia is currently provided by Canadian Pacific Railway Company (CPR) pursuant to a 10-year agreement that expires in 2021. CPR transports a portion of these westbound shipments to Kamloops, B.C., and interchanges the trains with Canadian National Railway Company (CN Rail) for further transportation to the west coast.
In 2019, we entered into a new long-term agreement with CN Rail for shipping steelmaking coal from our four B.C. operations between Kamloops and Neptune Bulk Terminals (Neptune) and other west coast ports, including Ridley Terminals Inc. (Ridley). The agreement, which runs from January 2019 to December 2026, enables us to significantly increase shipment volumes through an expanded Neptune. The agreement also provides for investments by CN Rail of more than $125 million to enhance rail infrastructure and support increased shipment volumes through Neptune and Ridley. Negotiations with CP Rail for the new westbound contract commenced in the third quarter of 2020 and continued into the first quarter of 2021.
Teck exports its seaborne coal primarily through three west coast terminals: Westshore Terminals (Westshore), Neptune and Ridley). Westshore provides shiploading services at Roberts Bank, British Columbia, and in 2020 provided services for approximately 80% of Teck’s coal shipments.
Neptune, in which we have a 46% ownership interest, provides shiploading services for steelmaking coal shipments loaded on a cost-of-service basis. Coal capacity at Neptune is exclusive to Teck. We continue to progress the Neptune facility upgrade project. All major equipment is now installed and work activity is focused on final mechanical installations and completion of electrical and control systems. Significant new facilities including the replacement of the existing dumper and the stacker-reclaimer have been fully constructed, tested and successfully placed in operation, with train dumping and shiploading performing as planned. A 35-day scheduled outage took place in the first quarter of 2021, removing one of the existing shiploaders and installing a new high-capacity shiploader and associated material handling systems. This shutdown essentially completes the outbound system, with commissioning to be concluded during the first quarter. Construction of the inbound-coal facilities, including the new tandem railcar dumper, is anticipated to be completed at the end of the first quarter, with first steelmaking coal handled early in the second quarter and commissioning and full ramp-up to follow. Construction activities and delivery of materials have been impacted by the resurgence of COVID-19 late in the year, resulting in pressure on the project schedule and cost increases. We will provide an update on the capital cost of the project once the final costs are determined, but at this point the total cost of the project before COVID-19 impacts is expected to be approximately 10% higher than our previous estimate of approximately $800 million. Costs associated with the impacts of COVID-19 since the onset of the pandemic, including vendor delays and subsequent construction resequencing, workforce productivity and mandated restrictions, are

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estimated to be an additional $80 to $100 million. Spending on the Neptune facility upgrade project is expected to be approximately $310 million in 2021 through to completion. Once completed, the upgrade project will significantly increase terminal-loading capacity and improve our capability to meet delivery commitments to our customers while lowering our overall logistics costs. The upgrade project is expected to increase Neptune’s coal capacity to more than 18.5 million tonnes per annum.
In January 2020, we announced an agreement with Ridley for shipments of steelmaking coal from Teck’s B.C. operations. The agreement runs from January 2021 to December 2027 and provides for shipments of 6 million tonnes per annum.
In the third quarter of 2020, we entered into an agreement in principle, since reflected in a definitive agreement, with Westshore for the shipment of steelmaking coal beyond the expiry of our current contract on March 31, 2021. With improving demand for steelmaking coal and strong pricing FOB Australia as well as CFR China, we have arranged for additional tonnage at Westshore to increase our operating flexibility. We expect to ship between 12.55 and 13.55 million tonnes though Westshore in 2021, of which approximately 5 million tonnes is expected to be shipped in the first quarter. After 2021, the agreement provides for the shipment of between 5 and 7 million tonnes per annum at fixed loading charges, for a total of 33 million tonnes over a period of approximately five years.
Our commercial agreements with Westshore and Ridley complement the upgrades underway at Neptune and investments by CN and CP between Kamloops and Neptune to enhance rail infrastructure. Together, these structural changes to the supply chain will provide greater flexibility and optionality for Teck shipments and contribute to reduced costs and improved performance and reliability throughout the company’s steelmaking coal supply chain.
A small portion of the coal produced at the mines in the Elk Valley is transported by rail and ship via Thunder Bay Terminals in Thunder Bay, Ontario, to customers in the Great Lakes region of Canada and by direct rail to the United States. CPR transports the United States shipments directly or via the Burlington Northern Santa Fe railway, in which case CPR transports the coal from Elk Valley to Coutts, Alberta, and then interchanges the trains with the Burlington Northern Santa Fe for further transport to the United States. Rail shipments destined for Thunder Bay and the United States are transported under rail agreements.
Property Description
In the mines in the Elk Valley Region of British Columbia, coal is contained within the sedimentary Mist Mountain Formation of the lower Cretaceous Kootenay Group. The Mist Mountain sediments were involved in the mountain-building movements of the late Cretaceous to early Tertiary Laramide orogeny and are approximately 500 metres thick, with the depth of burial ranging from zero to 1,500 metres. The major structural features are north-south trending synclines with near horizontal to steep westerly dipping thrust faults and a few high-angle normal faults. This faulting has allowed for the Mist Mountain sequence to be repeated throughout the Elk Valley.
The following sections cover details for each of our operating steelmaking coal mines and potential steelmaking coal projects. For the operating mines, the remaining reserve life is estimated by dividing remaining reserves by current annual production capacity. As mine plans and capacities change, these reserve lives will also change. Because each mine covers a substantial lease area, the development required for accessing the reserves can be substantial, and can involve a range of expenditures in terms of pit access and development and infrastructure to support development. The reserve life estimates also assume that the required permits for life extensions will be obtained in a timely fashion to maintain production continuity, as has been the case in previous years.

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Fording River Mine, B.C., Canada
The Fording River mine is located 29 kilometres northeast of the community of Elkford, in southeastern British Columbia. The mine site consists of approximately 23,000 hectares of coal lands, including four operating surface coal pits along with several areas planned for surface mine development held under multiple contiguous coal leases and licences. The reserves associated with that area have been removed from the Fording River mine plan, as reflected in the life of mine estimate below. The leases and licences relating to Fording River are held by Teck Coal. Teck Coal also controls the surface and subsurface rights to the properties that are in operation and those that are planned for development.
Coal mined at Fording River is primarily steelmaking coal, although lesser quantities of lower-grade hard coking coal are also produced. The current annual production capacities of the mine and preparation plant are approximately 9.0 million and 9.5 million tonnes of clean coal, respectively.
Fording River’s reserve areas include Eagle Mountain, Swift, Turnbull, and Castle Mountain. Approximately half of the current production is derived from the Eagle Mountain pit area with the other half produced from the Swift pit area. Proven and probable reserves at Fording River are projected to support mining for a further 28 years. Work is ongoing to upgrade Castle Mountain inferred resources to reserve status and further extend the mine life, a project known as Fording River Extension (FRX). Approximately 1,100 hectares of the coal lands associated with the Swift region may be developed and mined under the Greenhills mine plan. The reserves associated with that area have been removed from the Fording River mine plan, as reflected in the life of mine estimate above.
In 2020, 63 reverse circulation drillholes, totalling approximately 11.9 kilometres, were drilled in the Lake, Swift and Eagle active pit areas. An additional 28 reverse circulation holes, totalling 14.2 kilometres, were drilled in the FRX mine development area. There were also 11 diamond drillholes, totalling 6.9 kilometres, completed at FRX, of which 5 holes were geotechnical. Two bulk seam samples were collected at FRX and one bulk seam sample in Swift pit area was collected via large diameter (9 inch) coring; this method provides sufficient sample for pilot scale washing and carbonization in a 350 kilogram moveable wall Carbolite pilot scale coke oven. Downhole geophysical logs of all drillholes were utilized to identify coal seam intercepts and validate sample intervals. Coal samples are obtained on 0.5 metre intervals from all reverse circulation drillholes. Intervals are then composited by seam to produce representative seam samples for further analysis and simulated washability. Retrieval of coal samples from diamond drill core is completed occasionally, depending on the drillhole location.
To improve operational efficiency, raw coal from Greenhills may be processed at the Fording River plant.
2021 projected capital costs for Fording River are approximately $202 million. The major components of the projected capital costs are:

Component	Approximate projected cost ($/million)
Sustaining	60
Growth	4
Capitalized stripping	138
Total	202

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The capital costs presented above do not include water quality capital costs.
2021 projected cash operating costs for Fording River are approximately $665 million. The major components of the projected cash operating costs are:

Component	Approximate projected cost ($/million)
Labour	289
Supplies	261
Energy	144
Other (including general & administrative, inventory changes)	109
Less amounts associated with projected capitalized stripping	(138)
Total	665
The cash operating costs presented above do not include transportation or royalties.
Elkview Mine, B.C., Canada
Teck Coal has a 95% partnership interest in the Elkview Mine. The remaining 5% is indirectly held equally by Nippon Steel & Sumitomo Metal Corporation, a Japanese steel producer, and POSCO, a Korean steel producer, each of which acquired a 2.5% interest in 2005. The Elkview mine is an open pit coal mine located approximately 3 kilometres east of Sparwood in southeastern British Columbia. The mine site consists of approximately 27,100 hectares of coal lands.
The coal produced is a high-quality mid-volatile hard coking coal. Lesser quantities of lower-grade hard coking coal are also produced. The current annual production capacity of the mine and preparation plant (on a 100% basis) is approximately 9.0 million tonnes of clean coal, increased from 7.0 million tonnes as a result of an expansion of the preparation plant completed in the second half of 2020.
In 2020, 30 reverse circulation drillholes totalling approximately 4.0 kilometres, were drilled in the Baldy and Natal pit areas. In addition, two geotechnical diamond drillholes, totalling 0.4 kilometres, were drilled at BR6. Three bulk samples were collected from 10P seam in the Natal pit area via large diameter (9 inch) coring for pilot scale washing and carbonization. Downhole geophysical logs of all drillholes were utilized to identify coal seam intercepts and validate sample intervals. Coal samples are obtained on 0.5 metre intervals from all reverse circulation drillholes. Intervals are then composited by seam to produce representative seam samples for further analysis and simulated washability.
Proven and probable reserves at Elkview are projected to support mining for a further 30 years.
2021 projected capital costs for Elkview are approximately $185 million. The major components of the projected capital costs are:

Component	Approximate projected cost ($/million)
Sustaining	37
Growth	68

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Component	Approximate projected cost ($/million)
Capitalized stripping	80
Total	185
The capital costs presented above do not include water quality capital costs.
2021 projected cash operating costs for Elkview are approximately $465 million. The major components of the projected cash operating costs are:

Component	Approximate projected cost ($/million)
Labour	197
Supplies	201
Energy	92
Other (including general & administrative, inventory changes)	55
Less amounts associated with projected capitalized stripping	(80)
Total	465
The cash operating costs presented above do not include transportation or royalties.
Greenhills Mine, B.C., Canada
Greenhills is operated under a joint venture agreement among Teck Coal, POSCO Canada Limited (POSCAN) and POSCAN’s parent, POSCO. Pursuant to the joint venture agreement, Teck Coal has an 80% interest in the joint venture while POSCAN has a 20% interest. Teck Coal and POSCAN own the mine equipment and preparation plant in proportion to their respective joint venture interests. Under the joint venture agreement, Teck Coal is the manager and operator of Greenhills and takes 80% of all coal produced at Greenhills. POSCAN takes the remaining 20% and pays a quarterly royalty based on the price achieved for Greenhills coal sales.
Teck Coal and POSCAN bear all costs and expenses incurred in operating Greenhills in proportion to their respective joint venture interests. POSCAN, pursuant to a property rights grant, has a right to 20% of all coal mined from certain defined lands at Greenhills until the end of the operational phase of the joint venture; POSCAN pays Teck a royalty for access to other coal reserves owned by Teck that are processed by Greenhills equipment and facilities. The joint venture agreement provides for a review of the terms of the agreement in 2022 and, in the event the parties disagree on the continuation of the terms of the agreement, the operational phase will come to an end. Pursuant to a 2018 review of the joint venture agreement, on February 11, 2019, we agreed with POSCAN to substantially increase the royalty paid by it in respect of its 20% share of production.
The Greenhills mine is located 8 kilometres northeast of the community of Elkford, in southeastern British Columbia. The mine site consists of approximately 11,800 hectares of coal lands. In addition, the current life of mine plan contemplates that Greenhills may develop and mine an area of approximately 1,100 hectares associated with Fording River’s Swift region. The reserves associated with that area are reflected in Greenhills’ reserves and the life of mine estimates below. Coal mined at Greenhills is primarily steelmaking coal, although lesser quantities of lower-grade hard coking coal

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are also produced. The current annual production capacities of the mine and preparation plant (on a 100% basis) are 5.9 million and 5.4 million tonnes of clean coal, respectively.
To improve operational efficiency, raw coal from Greenhills may be processed at the Fording River plant.
Current production is derived primarily from the Cougar pit area. Proven and probable reserves at Greenhills are projected to support mining for a further 47 years, or less depending on the extent of Greenhills’ raw coal processed at Fording River.
In 2020, 54 reverse circulation drillholes totalling approximately 12.3 kilometres, and 14 diamond drillholes totalling 4.3 kilometres, were drilled in the Phase 4 and 7 active pit areas. Downhole geophysical logs of all drillholes were utilized to identify coal seam intercepts and validate sample intervals. Coal samples are obtained on 0.5 metre intervals from all reverse circulation drillholes. Intervals are then composited by seam to produce representative seam samples for further analysis and simulated washability. Retrieval of coal samples from diamond drill core is completed occasionally, depending on the drillhole location.
Our 80% share of 2021 projected capital costs for Greenhills is approximately $59 million. The major components of our share of projected capital costs are:

Component	Approximate projected cost ($/million)
Sustaining	23
Growth	4
Capitalized stripping	32
Total	59
The capital costs presented above do not include water quality capital costs.
Our 80% share of 2021 projected cash operating costs for Greenhills is approximately $262 million. The major components of our share of projected cash operating costs are:

Component	Approximate projected cost ($/million)
Labour	105
Supplies	104
Energy	53
Other (including general & administrative, inventory changes)	32
Less amounts associated with projected capitalized stripping	(32)
Total	262
The cash operating costs presented above do not include transportation or royalties.

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Line Creek Mine, B.C., Canada
The Line Creek mine is located approximately 25 kilometres north of Sparwood in southeastern British Columbia. Line Creek supplies steelmaking and PCI coal to a variety of international and domestic customers. The Line Creek property consists of approximately 8,200 hectares of coal lands.
The current annual production capacity of the mine and preparation plant is approximately 4.0 million tonnes of clean coal. Proven and probable reserves at Line Creek are projected to support mining for a further 12 years.
Cardinal River Mine, Alberta, Canada
Our Cardinal River mine in Alberta completed its final production in June and transitioned to closure in the second half of 2020.
Quintette Coal Project, B.C., Canada
Our Quintette mine in northeastern British Columbia has been closed since 2000 and remains on care and maintenance.
Coal Mountain Mine, B.C., Canada
Our Coal Mountain mine in southeastern British Columbia transitioned to care and maintenance in the second quarter of 2019.
Other Coal Projects, B.C., Canada
Other coal properties include Mt. Duke (92.6% interest) south of Tumbler Ridge, B.C., Elco (75% interest) at the north end of the Elk Valley, and the Coal Mountain Phase II Property (100% interest) situated between Elkview and the recently closed Coal Mountain Operations.
ENERGY
Fort Hills Mine
Fort Hills mines, extracts and sells the recoverable bitumen found in certain oil sands deposits underlying six Alberta Oil Sands Leases No.’s 7404080933, 7404080932, 7400120008, 7406020438, 7405090634 and 7406020437. The Fort Hills leases are located approximately 90 kilometres north of Fort McMurray, Alberta, and cover a contiguous area of approximately 23,675 hectares on the east bank of the Athabasca River.
We hold a 21.3% limited partnership interest in Fort Hills Energy L.P. (the Fort Hills Partnership), which owns the Fort Hills mine. The other limited partners are Suncor Energy Inc. (Suncor) with a 54.1% interest and Total E&P Canada Ltd. (Total) with a 24.6% interest. Relations among the partners are governed by a limited partnership agreement and a unanimous shareholder agreement pertaining to the governance of Fort Hills Energy Corporation, the general partner of the Fort Hills Partnership, in which the limited partners hold pro rata share interests.
Suncor Energy Operating Inc., an affiliate of Suncor, acts as contract operator of Fort Hills pursuant to an operating services contract. The contract operator has exclusive authority to operate Fort Hills, subject to the oversight of a management committee on which each of the shareholders of the general partner are represented. Certain fundamental decisions concerning Fort Hills require super-majority, and in certain cases, unanimous, approval of the management committee. Subject to

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certain exceptions, limited partners have a right of first refusal in the event of a transfer of another’s limited partnership interest.
To meet pipeline viscosity requirements Teck, along with the other Fort Hills partners, is required to purchase diluent blend-stock. In order to facilitate this and the transportation of blended bitumen to the market hub at Hardisty, the Fort Hills partners have jointly entered into long-term take-or-pay agreements with regional pipelines, terminals and blend facilities. These agreements relate to:
■hot bitumen transportation from Fort Hills to the East Tank Farm on the Northern Courier Pipeline, operated by TransCanada;
■diluent transportation from Edmonton to the East Tank Farm on the Norlite Pipeline, operated by Enbridge;
■use of diluent and bitumen blending facility at the East Tank Farm, operated by the Thebacha partnership, a joint venture between Suncor and regional First Nations (Fort McKay First Nation and Mikisew Cree First Nation); and
■blended bitumen transportation from the East Tank Farm to the market hub at Hardisty, Alberta, on the Wood Buffalo Pipeline, operated by Enbridge.
We have separately contracted a 425,000-barrel working-capacity storage tank for our share of blended bitumen at Hardisty, Alberta, and 100,000 barrels of diluent storage capacity at Fort Saskatchewan, Alberta.
We sell our blended bitumen to customers at Hardisty and on the U.S. Gulf Coast. Our tankage at Hardisty is connected to major export pipelines, including the Enbridge common carrier pipeline, the existing Keystone pipeline and the Express crude oil pipeline. Our tankage is also connected to a large unit train loading facility. We have entered into a long-term take-or-pay agreement on the existing Keystone pipeline to ship 10,000 barrels per day of blended bitumen to our customers on the U.S. Gulf Coast. We have also entered into agreements to ship an additional 10,000 barrels per day on the proposed Keystone XL pipeline expansion and an additional 12,500 barrels per day on the proposed Trans Mountain pipeline expansion to customers on the U.S. Gulf Coast and in Burnaby, B.C., respectively. The balance of our production will be sold at Hardisty, shipped to customers via the Enbridge common carrier pipeline, or transported by rail if required. The prospects for construction of the Keystone XL pipeline expansion are uncertain in light of the construction permits for the pipeline expansions being revoked by the U.S. government in January 2021.
Due to extreme price volatility for Alberta crude oil, the Government of Alberta announced a temporary curtailment of provincial crude oil and bitumen production effective January 1, 2019. The Government of Alberta relaxed the curtailments in December 2020.
Our 21.3% share of bitumen production from Fort Hills was 22,875 barrels per day in 2020. This compares to 33,593 barrels per day produced in 2019. The change is primarily attributable to the Fort Hills Partnership safely and efficiently reducing operations in the second quarter, which helped reduce negative cash flows through the year in light of COVID-19 and unprecedented low WCS prices. Fort Hills ramped up production in the fourth quarter to approximately 120,000 barrels per day, of which our share was 21.3%. However, production was impacted by the shutdown of operations for several days to help facilitate a thorough investigation of a fatal incident in late December. Operations have since commenced with production ramping up in January. Suncor, the operator of Fort Hills, is conducting an investigation of the incident.
We expect our share of Fort Hills annual production to be approximately 23,500 to 33,000 barrels per day in 2021.

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Teck engaged GLJ Ltd. (GLJ) to prepare an independent evaluation of the reserves at Fort Hills effective as of December 31, 2020. Based on that evaluation, the best estimate of Teck’s share of the proved plus probable reserves at Fort Hills as at December 31, 2020 is 558 million barrels of bitumen. See “Oil and Gas Reserves” below for a further discussion of the reserves for Fort Hills.
The Fort Hills partnership’s current mine plan is expected to support mining at design production rates for over 45 years.
Fort Hills is subject to the royalty framework issued by the Government of Alberta (the Oil Sands Royalty), and regulated by the Oil Sands Royalty Regulation 2009 and related regulations. Under the Oil Sands Royalty, royalties for Fort Hills are based on a sliding scale of 25% to 40% of net revenue, subject to a minimum royalty within a range of 1% to 9% of gross revenue. Revenues used in royalty formulas are driven by realized net prices to arm’s-length customers or, if there are insufficient arm’s-length sales, benchmark prices for Western Canadian Select while sliding-scale percentages in royalty formulas depend on prices for West Texas Intermediate (WTI) from CAD$55/bbl for the minimum rate to the maximum rate at a WTI price of CAD$120/bbl. Fort Hills remains subject to the minimum royalty (the pre-payout phase) until Fort Hills’ cumulative gross revenue exceeds its cumulative costs, including an annual investment allowance. After the pre-payout phase, the higher of the minimum and regular royalty rates will apply.
Fort Hills is required to upgrade the bitumen produced from the second phase of the project in Alberta or to pay a penalty to the Government of Alberta.
Our share of Fort Hills capital expenditures for 2021 is expected to be approximately $85 million, focused on tailings infrastructure and work to transition to the next mining area at Fort Hills.
Frontier Project
We wholly own the Frontier oil sands project, which consists of approximately 56,000 hectares of oil sands leases and is located on the west side of the Athabasca River.  In February 2020, we announced that we were withdrawing the Frontier project from the regulatory review process. Following the withdrawal, we took steps to minimize spending, and key activities in 2020 were limited to those required to maintain current leases and regulatory approvals, as well as fulfilling our commitments under agreements, including those with local Indigenous communities.
Lease 421 Area
We own a 50% interest in the Lease 421 Area — oil sands leases 7406120421, 7408070022, 7408070023 and 7407010899 — east of the Athabasca River (approximately 17,900 hectares on a 100% basis). To date, a total of 89 core holes have been completed in the Lease 421 Area.
Exploration
In 2020, we incurred exploration expenditures of $45 million, including $5 million in support of mine site and development/engineering projects. Approximately 56% of the project expenditures were dedicated to exploration for copper, 24% for zinc and 12% for gold, with less than 8% dedicated to other commodities, including coal. Of the total exploration expenditures, approximately 26% was spent in South America, 52% in North America, 9% in Australia and 13% in Europe. In 2021, planned exploration expenditures are expected to be approximately $71 million, including $10 million in support of mine site and development/engineering projects.

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Exploration is carried out through sole funding and joint ventures with major and junior exploration companies. Exploration is focused on areas in proximity to our existing operations or development projects in regions that we consider have high potential for discovery.
Corporate
For financial reporting purposes, we report on a corporate segment that includes all of our activities in commodities other than copper, coal, zinc and energy, our corporate development and growth initiatives, and groups that provide administrative, technical, financial and other support to all of our business units.

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Mineral Reserves and Resources
See “Notes to Mineral Reserves and Resources Tables” below, after the Mineral Resources tables.

MINERAL RESERVES as at December 31, 2020 (1)
	Proven		Probable		Total		Teck Interest (%)	Recoverable Metal (000 t) (2)
	Tonnes (000's)	Grade (%)	Tonnes (000's)	Grade (%)	Tonnes (000's)	Grade (%)
Copper
Highland Valley Copper	267,100	0.31	134,500	0.27	401,600	0.30	100.0	1,050
Antamina
Copper only ore OP	137,700	0.92	94,700	1.00	232,500	0.95	22.5	460
Copper-zinc ore OP	68,400	0.87	81,100	0.82	149,500	0.84	22.5	230
Total	206,100	0.90	175,900	0.92	382,000	0.91	22.5	690
Quebrada Blanca
Heap Leach ore (3)	4,300	0.25			4,300	0.25	60.0	3
Dump Leach ore (3)	2,200	0.31			2,200	0.31	60.0	3
Total Leachable (3)	6,500	0.27			6,500	0.27	60.0	6
Quebrada Blanca - Mill	1,012,000	0.53	420,300	0.48	1,432,300	0.51	60.0	4,010
Andacollo
Andacollo - Heap Leach (3)			1,000	0.19	1,000	0.19	90.0	1
Andacollo - Mill	111,200	0.32	190,300	0.30	301,500	0.31	90.0	740
NuevaUnión
Relincho	576,400	0.34	977,400	0.36	1,553,800	0.35	50.0	2,390
La Fortuna	386,800	0.58	295,400	0.42	682,200	0.51	50.0	1,520
Total	963,200	0.43	1,272,800	0.37	2,236,000	0.40	50.0	3,910
Zafranal	408,800	0.39	32,000	0.21	440,700	0.38	80.0	1,150
San Nicolás	47,700	1.26	57,500	1.01	105,200	1.12	100.0	930
Molybdenum
Highland Valley Copper	267,100	0.006	134,500	0.010	401,600	0.007	100.0	20
Antamina
Copper only ore OP	137,700	0.035	94,700	0.034	232,500	0.035	22.5	10
Quebrada Blanca
Quebrada Blanca - Mill	1,012,000	0.020	420,300	0.024	1,432,300	0.021	60.0	140
NuevaUnión
Relincho	576,400	0.014	977,400	0.017	1,553,800	0.016	50.0	60
Zinc
Antamina
Copper-zinc ore OP	68,400	2.1	81,100	2.1	149,500	2.1	22.5	600
Red Dog
Red Dog Mine			46,000	12.9	46,000	12.9	100.0	4,920
San Nicolás	47,700	1.6	57,500	1.4	105,200	1.5	100.0	1,260
Lead
Red Dog
Red Dog Mine			46,000	3.6	46,000	3.6	100.0	830

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MINERAL RESERVES as at December 31, 2020 (1)
	Proven		Probable		Total		Teck Interest (%)	Recoverable Metal (000 oz)(2)
	Tonnes (000's)	Grade (g/t) (5)	Tonnes (000's)	Grade (g/t) (5)	Tonnes (000's)	Grade (g/t) (5)
Gold
Andacollo - Mill (4)	111,200	0.10	190,300	0.10	301,500	0.10	90.0	590
NuevaUnión
La Fortuna	386,800	0.55	295,400	0.36	682,200	0.47	50.0	3,380
Zafranal	408,800	0.07	32,000	0.05	440,700	0.07	80.0	440
San Nicolás	47,700	0.41	57,500	0.39	105,200	0.40	100.0	240
Silver
Antamina
Copper only ore OP (6)	137,700	6.8	94,700	8.2	232,500	7.4	22.5	10,330
Copper-zinc ore OP (6)	68,400	12.6	81,100	13.5	149,500	13.1	22.5	10,570
Total (6)	206,100	8.7	175,900	10.6	382,000	9.6	22.5	20,900
Quebrada Blanca
Quebrada Blanca - Mill	1,012,000	1.4	420,300	1.3	1,432,300	1.4	60.0	26,250
NuevaUnión
Relincho	576,400	1.6	977,400	1.5	1,553,800	1.5	50.0	24,990
La Fortuna	386,800	0.9	295,400	0.7	682,200	0.8	50.0	6,200
Total	963,200	1.3	1,272,800	1.3	2,236,000	1.3	50.0	31,190
Red Dog
Red Dog Mine			46,000	67.5	46,000	67.5	100.0	62,810
San Nicolás	47,700	23.9	57,500	20.9	105,200	22.3	100.0	29,100

MINERAL RESERVES as at December 31, 2020 (1)
	Proven Tonnes (000's)	Probable Tonnes (000's)	Total Tonnes (000's)	Teck Interest (%)	Clean Coal (000 t)
Metallurgical Coal (7)
Fording River	63,800	190,100	253,900	100.0	253,900
Elkview	10,500	259,900	270,400	95.0	256,900
Greenhills	15,700	264,100	279,700	80.0	223,800
Line Creek	3,900	36,500	40,400	100.0	40,400
Quintette (Mt Babcock)	700	35,400	36,000	100.0	36,000
PCI Coal (7)
Line Creek	300	6,500	6,800	100.0	6,800
Thermal Coal (7)
Quintette (Mt Babcock)		900	900	100.0	900

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MINERAL RESOURCES as at December 31, 2020 (1)
	Measured		Indicated		Inferred		Teck Interest (%)
	Tonnes (000's)	Grade (%)	Tonnes (000's)	Grade (%)	Tonnes (000's)	Grade (%)
Copper
Highland Valley Copper	724,100	0.28	999,700	0.24	406,000	0.23	100.0
Antamina
Copper only ore OP	91,700	0.68	320,400	0.80	621,000	0.82	22.5
Copper-zinc ore OP	31,400	0.76	146,500	1.01	240,700	1.03	22.5
Copper only ore UG					241,500	1.31	22.5
Copper-zinc ore UG					168,200	1.20	22.5
Total	123,000	0.70	466,900	0.87	1,271,500	1.01	22.5
Quebrada Blanca
Quebrada Blanca - Mill	929,000	0.37	2,692,200	0.36	3,119,300	0.35	60.0
Andacollo
Andacollo - Heap Leach (3)	9,300	0.38	27,800	0.15			90.0
Andacollo - Mill	41,900	0.29	303,700	0.25	60,700	0.25	90.0
NuevaUnión
Relincho	319,000	0.19	463,000	0.26	724,700	0.36	50.0
La Fortuna	9,600	0.42	236,700	0.51	479,700	0.43	50.0
Total	328,600	0.19	699,700	0.34	1,204,300	0.39	50.0
Galore Creek	256,800	0.72	846,700	0.39	198,100	0.27	50.0
Schaft Creek	166,000	0.32	1,127,200	0.25	316,700	0.19	75.0
Mesaba	244,100	0.47	1,334,100	0.42	1,462,000	0.35	100.0
Zafranal	5,100	0.19	2,300	0.21	62,800	0.24	80.0
San Nicolás	500	1.35	6,100	1.17	4,900	0.94	100.0
Molybdenum
Highland Valley Copper	724,100	0.008	999,700	0.009	406,000	0.007	100.0
Antamina
Copper only ore OP	91,700	0.016	320,400	0.022	621,000	0.020	22.5
Copper only ore UG					241,500	0.011	22.5
Total	91,700	0.016	320,400	0.022	862,600	0.018	22.5
Quebrada Blanca
Quebrada Blanca - Mill	929,000	0.013	2,692,200	0.017	3,119,300	0.017	60.0
NuevaUnión
Relincho	319,000	0.006	463,000	0.009	724,700	0.012	50.0
Schaft Creek	166,000	0.021	1,127,200	0.016	316,700	0.019	75.0
Zinc
Antamina
Copper-zinc ore OP	31,400	1.4	146,500	1.6	240,700	1.5	22.5
Copper-zinc ore UG					168,200	1.4	22.5
Total	31,400	1.4	146,500	1.6	408,900	1.5	22.5
Red Dog
Red Dog Mine			8,500	7.7	9,100	12.5	100.0
Red Dog District					19,400	14.4	100.0
Pend Oreille	100	8.3	100	7.5	2,400	6.6	100.0
San Nicolás	500	0.4	6,100	0.7	4,900	0.6	100.0

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MINERAL RESOURCES as at December 31, 2020 (1)
	Measured		Indicated		Inferred		Teck Interest (%)
	Tonnes (000's)	Grade (%)	Tonnes (000's)	Grade (%)	Tonnes (000's)	Grade (%)
Lead
Red Dog
Red Dog Mine			8,500	5.3	9,100	4.5	100.0
Red Dog District					19,400	4.2	100.0
Pend Oreille	100	2.0	100	1.0	2,400	1.4	100.0
Nickel
Mesaba	244,100	0.11	1,334,100	0.10	1,462,000	0.09	100.0
Cobalt
Mesaba	244,100	0.009	1,334,100	0.007	1,462,000	0.006	100.0
MINERAL RESOURCES as at December 31, 2020 (1)
	Measured		Indicated		Inferred		Teck Interest (%)
	Tonnes (000's)	Grade (g/t) (5)	Tonnes (000's)	Grade (g/t) (5)	Tonnes (000's)	Grade (g/t) (5)
Gold
Andacollo - Mill (4)	41,900	0.11	303,700	0.09	60,700	0.08	90.0
NuevaUnión
La Fortuna	9,600	0.47	236,700	0.59	479,700	0.40	50.0
Galore Creek	256,800	0.36	846,700	0.23	198,100	0.21	50.0
Schaft Creek	166,000	0.20	1,127,200	0.15	316,700	0.14	75.0
Mesaba	244,100	0.03	1,334,100	0.03	1,462,000	0.03	100.0
Zafranal (9)	5,100	0.04	2,300	0.05	62,800	0.10	80.0
San Nicolás	500	0.08	6,100	0.20	4,900	0.13	100.0
Silver
Antamina
Copper only ore OP (6)	91,700	7.4	320,400	8.9	621,000	7.8	22.5
Copper-zinc ore OP (6)	31,400	21.5	146,500	18.9	240,700	15.5	22.5
Copper only ore UG (6)					241,500	12.2	22.5
Copper-zinc ore UG (6)					168,200	16.7	22.5
Total (6)	123,000	11.0	466,900	12.0	1,271,500	11.3	22.5
Quebrada Blanca
Quebrada Blanca - Mill	929,000	1.1	2,692,200	1.1	3,119,300	1.1	60.0
NuevaUnión
Relincho	319,000	1.0	463,000	1.2	724,700	1.3	50.0
La Fortuna	9,600	0.9	236,700	1.1	479,700	1.0	50.0
Total	328,600	1.0	699,700	1.2	1,204,300	1.2	50.0
Red Dog
Red Dog Mine			8,500	92.0	9,100	88.3	100.0
Red Dog District					19,400	73.4	100.0
Galore Creek	256,800	5.8	846,700	3.7	198,100	2.6	50.0
Schaft Creek	166,000	1.5	1,127,200	1.2	316,700	1.1	75.0
Mesaba	244,100	1.2	1,334,100	1.0	1,462,000	0.7	100.0
San Nicolás	500	6.4	6,100	11.9	4,900	9.3	100.0
Platinum
Mesaba	244,100	0.04	1,334,100	0.03	1,462,000	0.04	100.0
Palladium
Mesaba	244,100	0.12	1,334,100	0.09	1,462,000	0.13	100.0

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MINERAL RESOURCES as at December 31, 2020 (1)
	Measured	Indicated	Inferred	Teck Interest (%)
	Tonnes (000's)	Tonnes (000's)	Tonnes (000's)
Metallurgical Coal (8)
Fording River	446,500	968,000	724,100	100.00
Elkview	287,700	157,500	244,000	95.00
Greenhills	158,600	225,400	170,700	80.00
Line Creek	331,800	416,300	426,800	100.00
Cardinal River	35,800	2,900	500	100.00
Quintette (Mt. Babcock)	31,800	92,000	114,400	100.00
Mt Duke	24,300	102,400	122,600	92.68
Elco	25,100	115,300	112,300	75.00
CMO Phase II (Martin Wheeler)	102,200	71,700	7,900	100.00
PCI Coal (8)
Cardinal River	1,600	300		100.00
Coal Mountain	56,600	22,900	4,800	100.00
Thermal Coal (8)
Line Creek	5,300	3,600	2,200	100.00
Quintette (Mt. Babcock)		200	200	100.00
Mt Duke	200	700	1,300	92.68
Elco	700	6,100	6,000	75.00
CMO Phase II (Martin Wheeler)	2,800	3,700	900	100.00

(1)Mineral reserves and resources are mine and property totals and are not limited to our proportionate interests.
(2)Recoverable Metal refers to the amount of metal contained in concentrate or cathode copper.
(3)For heap leach and dump leach operations, copper grades are reported as % soluble copper rather than % total copper. Soluble copper is defined by an analytical methodology which uses acid and cyanide reagents to approximate the portion of copper recoverable in the heap and dump leach processes.

(4)In 2015, an interest in future gold production from the Andacollo mine was sold. Compañía Minera Teck Carmen de Andacollo has agreed to sell and deliver to the purchaser an amount of gold equal to 100% of the payable gold produced from the Carmen de Andacollo mine until 900,000 ounces have been delivered, and 50% thereafter. Reserves and resources are stated without accounting for this production interest.

(5)g/t = grams per tonne.
(6)In 2015, Teck entered into an agreement with a purchaser to deliver silver equivalent to 22.5% of the payable silver sold by Compañía Minera Antamina S.A. until 86 million ounces of silver have been delivered, after which the amount of silver to be delivered will be reduced by one-third. Reserves and resources are stated without accounting for this production interest.

(7)Coal reserves are reported as tonnes of clean coal.
(8)Coal resources are reported as tonnes of raw coal.
(9)At Zafranal, gold in oxide material is considered to be non-recoverable.

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DEFINITIONS FOR MINERAL RESERVES AND MINERAL RESOURCES
Mineral Reserves and Mineral Resources: “Proven” and “probable” mineral reserves and “measured”, “indicated” and “inferred” mineral resources are estimated in accordance with the definitions of these terms adopted by the Canadian Institute of Mining, Metallurgy and Petroleum in November, 2010 updated in May 2014 and incorporated in National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”), by Canadian securities regulatory authorities.
Mineral resources are reported separately from, and do not include, that portion of the mineral resources classified as mineral reserves.
Metallurgical coal: means the various grades of coal that are used to produce coke which is used in the steel making process.
PCI coal: means coal that is pulverized and injected into a blast furnace. Those grades of coal used in the PCI process are generally non-coking. PCI grade coal is used primarily as a heat source in the steel making process in partial replacement for high quality coking coals which are typically more expensive.
Thermal coal: means coal that is used primarily for its heating value. Thermal coals tend not to have the carbonization properties possessed by metallurgical coals. Most thermal coal is used to produce electricity in thermal power plants.
The Canadian Institute of Mining, Metallurgy and Petroleum definitions for mineral resources and mineral reserves are as follows:
A “mineral resource” is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.
An “inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. An inferred mineral resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drillholes. Inferred mineral resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed prefeasibility or feasibility studies, or in the life of mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101.
An “indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An indicated mineral resource has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve. Mineralization may be classified as an indicated mineral resource by the qualified person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. An indicated mineral

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resource estimate is of sufficient quality to support a prefeasibility study which can serve as the basis for major development decisions.
A “measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A measured mineral resource has a higher level of confidence than that applying to either an indicated mineral resource or an inferred mineral resource. It may be converted to a proven mineral reserve or to a probable mineral reserve. Mineralization or other natural material of economic interest may be classified as a measured mineral resource when the nature, quality, quantity and distribution of data are such that the tonnage and grade or quality of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability of the deposit. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.
A “mineral reserve” is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at prefeasibility or feasibility level as appropriate that include application of modifying factors. These studies demonstrate that, at the time of reporting, extraction could reasonably be justified.
A “probable mineral reserve” is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.
A “proven mineral reserve” is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors.
METHODOLOGIES AND ASSUMPTIONS
Mineral reserve and mineral resource estimates are based on various assumptions relating to operating matters, including with respect to production costs, mining and processing recoveries, mining dilution, cut-off values or grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates. Cost estimates are based on feasibility study estimates or operating history.
Methodologies used in reserve and resource estimates vary from property to property depending on the style of mineralization, geology and other factors. Geostatistical methods, appropriate to the style of mineralization, have been used in the estimation of reserves at Teck’s material base metal properties.
Assumed metal prices vary from property to property for a number of reasons. Teck has interests in a number of joint ventures for which assumed metal prices are a joint venture decision. In certain cases, assumed metal prices are historical assumptions made at the time of the relevant reserve and resource estimates. For operations with short remaining lives, assumed metal prices may reflect shorter-term commodity price forecasts.

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COMMENTS ON INDIVIDUAL OPERATIONS
Highland Valley Copper
Reserve and resource estimates were prepared assuming long-term metal prices of US$3.00/lb. copper, US$9.40/lb. molybdenum, US$18.00/oz. silver and US$1,300/oz. gold and an exchange rate of CAD$1.25 per US$1.00. Reserves and resources were calculated using a net smelter return of US$5.17 per tonne and a copper equivalent cut-off grade of 0.09% with a molybdenum factor of 1.9.
There was a net decrease of 82 million tonnes of Proven and Probable reserves due to depletion from mine production and changes in mine design for all three pits. Resources increased by 445 million tonnes, primarily because of lower operating costs, partially offset by resource losses as a result of updates on the models for the Valley and Highmont pits. The resource estimate at Highland Valley Copper Operations is extremely sensitive to changes in economic assumptions.
Antamina
Open pit reserve estimates were prepared assuming long-term metal prices of US$3.08/lb. copper, US$1.08/lb. zinc, US$8.70/lb. molybdenum and US$17.39/oz. silver. Open pit and underground resource estimates were prepared assuming long-term metal prices of US$3.30/lb. copper, US$1.18/lb. zinc, US$10.54/lb. molybdenum and US$20.82/oz. silver.
Cut-off grades at Antamina are based on the net value before taxes that the relevant material is expected to generate per hour of concentrator operation at assumed prices, and varies by year in an effort to maximize the net present value of the pit.
Quebrada Blanca
Supergene reserves were fully depleted in 2018 and only mineral resources are being reported. The Quebrada Blanca (hypogene) reserve and resource estimates were prepared assuming a long-term copper price of US$3.00/lb. and a long-term molybdenum price of US$9.40/lb.
The hypogene mineral reserves remain at 1.4 billion tonnes and are limited by the current tailings storage capacity. Ongoing infill and resource delineation drilling continues to improve confidence in resource categories and increase the resource base. Geological models were updated to include 2019 and 2020 drilling results; the current model reports a 25% increase in resources from 2019, totalling 3.62 billion tonnes of measured and indicated resources and another 3.12 billion tonnes of inferred resources.
Carmen de Andacollo
Our Carmen de Andacollo Operations include a heap leach copper operation and a copper-gold hypogene concentrator. The year-end 2020 reserves and resources are supported by updated resource models that incorporate new drilling and improved economic assumptions related to operational costs.
Hypogene reserve estimates assume long-term metal prices of US$3.00/lb. copper and US$1,300/oz. gold. Mineral reserves show a small overall reduction from 2019 due to depletion from normal mining activities, partially offset by reserve increases due to improved costs and positive changes in the geological model from new drilling information. Hypogene resources estimates decreased by a total of 10 million tonnes in comparison to 2019, mostly due to adjustments in cut-off calculations.
NuevaUnión
Teck has a 50% interest in NuevaUnión. Reserves and resources for NuevaUnión are in respect of two deposits, Relincho and La Fortuna. Reserves at the deposits consider a bulk open-pit mining operation

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that will be developed in three production phases that will alternate mining operations between the two deposits.
Relincho mineral reserves and mineral resources are reported using an average net smelter return cut-off of US$11.00/tonne and US$6.72/tonne, respectively, and assuming metal prices of US$ 3.00/lb. copper and US$10.00/lb. molybdenum and US$18.00/oz. silver.
La Fortuna mineral reserves and open pit mineral resources are reported using an average net smelter return cut-off of US$10.55/tonne and US$9.12/tonne, respectively, and assuming metal prices of US$3.00/lb. copper and US$1,200/oz. gold. Mineral resources outside of the mineral reserve pit are defined using a conceptual underground mining envelope. This approach assumes the same recoveries, metal prices, processing, and general and administration costs as used for the open pits, but with mining costs and dilution assumptions that are more appropriate to bulk underground mining. The resource model was updated in 2020 considering the inclusion of nine holes targeting the deep portion of La Fortuna, improved geological boundaries and updated grade estimation.
Red Dog
Teck reports reserves and resources for Red Dog divided into two reporting groups based on the spatial proximity and the land ownership associated with the deposits in and around Red Dog. The names assigned to these groups are “Mine” and “District”.
In the “Mine” group, Teck is currently operating two deposits accessible by open pit mining: Aqqaluk, and Qanaiyaq. The Aqqaluk deposit, with first ore milled in August 2010, has had its operations extended to 2032. Mining of the Qanaiyaq deposit started with first ore milled in January 2017 and is planned to continue through 2028. The Red Dog Mine area also contains the undeveloped Paalaaq deposit, which is currently only defined to a resource level of confidence.
All reserve and resources were estimated assuming long-term metal prices: US$1.10/lb. zinc, US$0.90/lb. lead and US$18.00/oz. silver.
The “District” group consists entirely of Inferred resources from the Anarraaq deposit, which lies approximately 11 kilometres northwest of the current Red Dog operations. Inferred resources for this deposit are unchanged from 2017, at 19.4 million tonnes.
Pend Oreille
The operation is in care and maintenance and the remaining mineral reserves were reclassified back as resources. The 2020 reported resource estimate is unchanged from 2019.
The resources for Pend Oreille are estimated using a 4.5% zinc cut-off. Recovery is expected at 89.5% for zinc and 60% for lead. Commodity price assumptions were US$1.10/lb. zinc and US$0.90/lb. for lead.

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San Nicolás
2020 estimates for San Nicolás include maiden reserves reported for the deposit. The estimates assume different net smelter return cut-offs for low zinc/copper ores and high zinc/copper ores, respectively, of US$9.71 per tonne and US$13.15/tonne net smelter return based on an estimate of the marginal cost of production for the relevant ore. Net smelter return calculations assume US$3.00/lb. copper, US$1.10/lb. zinc, US$1,300/oz. gold and US$20/oz. silver and scaled costs from previous studies.
Galore Creek
Teck has a 50% interest in Galore Creek. 2020 reported resources are unchanged from 2019 reported resources, and are estimated assuming US$3.00/lb. copper, US$1,200/oz. gold and US$20.00/oz. silver and a US$8.84/tonne net smelter return cut-off.
Schaft Creek
2020 reported resources are unchanged from 2019. Open pit mineral resources are reported at a net smelter return cut-off of US$4.31/tonne and constrained by a conceptual open pit shape.
Mesaba
2020 reported resources are unchanged from 2019 reported resources. The estimates are based at a cut-off of 0.2% copper, equivalent to a net smelter return cut-off of US$5.24/ton, and assume US$3.00/lb. copper, U$7.60/lb. nickel, US$20.00/oz. silver, US$23.00 cobalt, US$1,250/oz. gold, US$1,200/oz. platinum and US$900/oz. palladium.
Zafranal
2020 reported reserves and resources are unchanged from 2019 reported reserves and resources.
Resource and reserves estimates at Zafranal were prepared assuming US$3.00/lb. copper and US$1,200/oz. gold. The total contained metal used in the reserves table are based on variable metallurgical recoveries of up to 89.5% for copper and up to 56% for gold. Open pit mineral reserves are reported using a variable net smelter return cut-off of US$6.10 to $6.35/tonne averaging US$6.11/tonne.
Fording River
The reserve economics assume a long-term selling price at the Port of Vancouver of US$140/tonne for metallurgical coal at an exchange rate of CAD$1.25 per US$1.00.
Elkview
Teck has a 95% interest in the Elkview mine. The reserve economics assume a long-term selling price at the Port of Vancouver of US$140/tonne for metallurgical coal at an exchange rate of CAD$1.25 per US$1.00.
Greenhills
Teck is an 80% partner in the Greenhills joint venture. The reserve economics assume a long-term selling price at the Port of Vancouver of US$140/tonne for metallurgical coal at an exchange rate of CAD$1.25 per US$1.00.

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Line Creek
The reserve economics assume a long term selling price at the Port of Vancouver of US$140/tonne for metallurgical coal and US$105/tonne for PCI coal at an exchange rate of CAD$1.25 per US$1.00.
Quintette (Mt. Babcock)
The reserve economics assume a long-term selling price of US$140/tonne for metallurgical coal and US$75 for oxide coal at an exchange rate of CAD$1.25 per US$1.00.
RISKS AND UNCERTAINTIES
Mineral reserves and mineral resources are estimates of the size and grade of the deposits based on the assumptions and parameters currently available. These assumptions and parameters are subject to a number of risks and uncertainties, including, but not limited to, future changes in metals prices and/or production costs; differences in size, grade, continuity, geometry or location of mineralization from that predicted by geological modelling, recovery rates being less than those expected and changes in project parameters due to changes in production plans. Except as expressly described elsewhere in this Annual Information Form, there are no known environmental, permitting, legal, title, taxation, sociopolitical, marketing or other issues that are currently expected to materially affect the mineral reserves or resources. Certain operations will require further permits over the course of their operating lives in order to continue operating. Where management expects such permits to be issued in the ordinary course, material that may only be mined after such permits are issued is included in Proven and Probable reserves. Specific current permitting issues are described in the narrative concerning the relevant operation under the headings “Description of the Business” and “Health, Safety, Community and Environmental Protection” and “Risk Factors — We face risks associated with the issuance and renewal of permits.”
QUALIFIED PERSONS
Estimates of mineral reserves and resources for our base metal properties have been prepared under the general supervision of Rodrigo Marinho, P.Geo., who is an employee of Teck Resources Limited and the Qualified Person for the purposes of NI 43-101 for our base metal properties (other than Antamina). Mineral reserve and resource estimates for Antamina have been prepared under the supervision of Fernando Angeles P.Eng. and Lucio Canchis, who is an SME Registered Member, and who are both employees of Compañía Minera Antamina S.A. Messrs. Canchis and Angeles are the Qualified Persons for the purposes of NI 43-101 in respect of Antamina. Reserve and resource estimates for coal properties were prepared under the general supervision of Jo-Anna Singleton, P.Geo. and Robin Gold, P.Eng., employees of Teck Coal Limited, who are the Qualified Persons for coal properties for the purposes of NI 43–101.
Oil and Gas Reserves
The reserves information set out below for the Fort Hills mine is based upon evaluations conducted by GLJ, an independent qualified reserves evaluator.
The effective date of the reserves data and other oil and gas information below for Fort Hills is December 31, 2020. Estimates of reserves and projections of production were prepared by GLJ using information provided up to November 30, 2020. The reserves information set out below for Fort Hills is taken from a

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report prepared by GLJ; the preparation date of the information is January 22, 2021. All reserves information in this section is based on Teck’s 21.3049% interest in Fort Hills.
Classifications of oil and gas reserves as Proved or Probable are only attempts to define the degree of certainty associated with the estimates. There are numerous uncertainties inherent in estimating quantities of oil reserves. It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast price and cost assumptions will be attained and variances could be material. The reserves estimates provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater or less than the estimates disclosed.
RESERVE CATEGORIES
For oil and gas, reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions that are generally accepted as being reasonable. Reserves are classified into Proved or Probable according to the degree of certainty associated with the estimates.
Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved reserves.
Probable reserves are those additional reserves that are less certain to be recovered than Proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable reserves.
Each of the Proved and Probable reserves categories may be divided into developed and undeveloped categories. All of Teck’s reserves are currently categorized as developed reserves since Fort Hills is now in operation. Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., construction of a primary extraction facility) is required and the necessary equipment is not yet installed to render them capable of production.
FORT HILLS MINE
The reserves data presented below summarizes our Proved and Probable reserves and the net present values of future net revenue for these reserves. The reserves data uses forecast prices and costs prior to provision for, and therefore do not take into account, interest, general and administrative expenses or the impact of any hedging activities. In addition, provisions for the abandonment and reclamation of the mines and associated facilities to which reserves have been assigned have been included; all other abandonment and reclamation costs have not been included. These forecasts and other assumptions are taken from the GLJ evaluation report with an effective date of December 31, 2020. Future net revenues have been presented on a before and after tax basis in accordance with National Instrument 51-101.
The future net revenue, development and operating cost, exchange rate, price and other assumptions set out in this “Description of the Business ― Oil and Gas Reserves ― Fort Hills Mine” section of this Annual Information Form are the estimates or assumptions of GLJ, our independent reserves evaluator. In order to estimate reserves and future net revenues, GLJ makes a number of assumptions, including assumptions regarding inflation rates, currency exchange rates, and prices for oil and other products. For planning, project economics, forecasts, accounting and other purposes, our management makes assumptions regarding those same factors and our assumptions generally differ from those of GLJ.

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Different assumptions would lead to different present value and net revenue figures, and could affect reserve estimates.
GLJ estimates of capital and operating costs associated with Fort Hills are based on historical costs and Suncor’s estimates, as operator, of future costs, with consideration to those achieved by other oil sands mining projects. These GLJ-estimated costs differ somewhat from those that the Fort Hills partners use for planning and decision-making for the project, which are based on detailed engineering studies. See “Description of the Business ― Individual Operations ― Energy ― Fort Hills Mine” for a further description of Teck’s estimates regarding costs.
All of our reserves are associated with Fort Hills. Bitumen is the only product type associated with our reserves. Reserves are presented on a gross and net basis. “Gross” in relation to Teck’s interest in reserves means Teck’s working interest as at December 31, 2020 (21.3049%) share before deduction of royalties. “Net” in relation to Teck’s interest in reserves means Teck’s working interest as at December 31, 2020 (21.3049%) share after deduction of royalties.
Summary of Oil and Gas Reserves at December 31, 2020 (forecast prices and costs)

(in millions of barrels)	Reserves
Reserves Category	Bitumen
	Gross	Net
Proved Reserves
Developed Producing	340	323
Developed Nonproducing	0	0
Undeveloped	0	0
Total Proved Reserves	340	323
Probable Reserves	218	199
Total Proved plus Probable Reserves	558	523

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Summary of Net Present Value of Future Net Revenue at December 31, 2020 (forecast prices and costs)
The net present value of future net revenues below in respect of Teck’s interest in Fort Hills were computed by applying an average price forecast based on forecasts from three qualified reserves evaluators (including GLJ), GLJ’s forecast costs as described below, legislated tax rates and Teck’s tax pools. The estimates of future net revenue do not necessarily provide a reliable estimate of the expected future cash flows to be obtained from our share of the Fort Hills reserves and do not necessarily represent the fair market value of our Proved and Probable oil reserves. The independent reserves evaluator makes various assumptions, including with respect to production rates and capital and operating costs, which may differ from those that the Fort Hills partners use for planning and decision-making for the project, which are based on detailed engineering studies and historical site cost data.

	Net Present Value of Future Net Revenue
Reserves Category	Before Income Taxes Discounted at (%/year) ($ millions)					After Income Taxes Discounted at (%/year) ($ millions)					Unit value ($/bbl)(1)
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved Reserves
Developed Producing	491	226	63	-24	-71	491	226	63	-24	-71	0.19
Developed Nonproducing	0	0	0	0	0	0	0	0	0	0	0
Undeveloped	0	0	0	0	0	0	0	0	0	0	0
Total Proved Reserves	491	226	63	-24	-71	491	226	63	-24	-71	0.19
Total Probable Reserves	1,197	488	228	137	97	1,157	482	227	137	97	1.15
Total Proved plus Probable Reserves	1,688	714	291	113	26	1,647	708	290	113	26	0.56
(1) Unit values are future net revenues, before deducting estimated cash income taxes payable, discounted at 10%, using net reserves.

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Total Future Net Revenue as at December 31, 2020 (undiscounted), (forecast prices and costs)
The future net revenues below in respect of Teck’s interest in Fort Hills were computed by applying an average price forecast based on forecasts from three qualified reserves evaluators (including GLJ), GLJ’s forecast costs as described below, legislated tax rates and Teck’s tax pools. The estimates of future net revenue do not necessarily provide a reliable estimate of the expected future cash flows to be obtained from our share of the Fort Hills reserves and do not necessarily represent the fair market value of our proved and probable oil reserves. The capital and operating costs below reflect GLJ’s estimates and differ from those that the Fort Hills partners use for planning and decision-making for the project, which are based on detailed engineering studies and historical cost data. See “Description of the Business ― Individual Operations ― Energy ― Fort Hills Mine” for a further description of Teck’s projections regarding costs.

(in $ millions) (undiscounted)	Revenue	Royalties	Operating Costs	Capital Development Costs	Abandon-ment and Reclamat-ion Costs	Future net revenue before income taxes	Income taxes	Future net revenue after income taxes
Reserves Category
Proved Producing	16,969	895	12,703	1,803	1,078	491	—	491
Proved Developed Nonproducing	0	0	0	0	0	0	—	—
Proved Undeveloped	0	0	0	0	0	0	—	—
Total Proved	16,969	895	12,703	1,803	1,078	491	—	491
Total Probable	16,258	1,387	10,994	1,553	1,127	1,197	41	1,157
Total Proved Plus Probable Reserves	33,227	2,282	23,696	3,356	2,205	1,688	41	1,647

Future Net Revenue by Product Type at December 31, 2020 (at forecast prices and cost)

Reserves Category	Production group	Future Net Revenue Before Income Taxes(1) (discounted at 10%/year)
		($ millions)	($/bbl)
Proved Producing	Bitumen	63	0.19
Total Proved	Bitumen	63	0.19
Total Proved Plus Probable Reserves	Bitumen	291	0.56
(1)Unit values are based on Teck’s net reserves.

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Summary of Forecast Prices Used in Estimates
The determination of reserves requires assumptions of crude oil, natural gas and other important benchmark reference prices, as well as inflation and exchange rates. The forecast prices used in preparing Teck’s reserves data, including estimated future net revenues, are provided below and were used by GLJ, our independent qualified reserves evaluator.
The forecast information table below reflects a December 31, 2020 average of three qualified reserves evaluators (including GLJ), forecast reference prices, and associated inflation and exchange rates. For determining costs associated with Fort Hills, GLJ has included a nil inflation rate for 2021, a 1.3% inflation rate for 2022, and 2.0% thereafter.
The forecast reference prices, exchange rates, inflationary assumptions and other forecasts used in preparing the reserves data do not necessarily reflect the assumptions of Teck’s management or the Fort Hills partners. The forecast price and other assumptions noted below are not used in Teck’s investment or management decisions or for Teck’s accounting purposes.

Year	Exchange Rate ($US/$CAD)	West Texas Intermediate Crude Oil at Cushing Oklahoma $US/bbl (then current USD)	WCS Crude at Hardisty $CAD/bbl (then current CAD)	Edmonton Pentanes Stream Quality $CAD/bbl(1) (then current CAD)
2020(2)	0.7462	39.35	35.50	49.38
2021	0.7683	47.17	44.63	59.24
2022	0.7650	50.17	48.18	63.19
2023	0.7633	53.17	52.10	67.34
2024	0.7633	54.97	54.10	69.77
2025	0.7633	56.07	55.19	71.18
2026	0.7633	57.19	56.29	72.61
2027	0.7633	58.34	57.42	74.07
2028	0.7633	59.50	58.57	75.56
2029	0.7633	60.69	59.74	77.08
2030	0.7633	61.91	60.93	78.62
2031	0.7633	63.15	62.15	80.19
2032	0.7633	64.41	63.39	81.80
2033	0.7633	65.70	64.66	83.43
2034	0.7633	67.01	65.95	85.10
2035	0.7633	68.35	67.28	86.80
2036	0.7633	+2.0%/yr	+2.0%/yr	+2.0%/yr
(1)Price used when determining the cost of diluent associated with bitumen reserves. Assumed diluent prices equal the posted pentanes prices less a discount of CAD$0.75/bbl (2021 dollars).
(2)Pricing for 2020 reflects Teck’s historical weighted average prices.
(3)GLJ has included a 2% inflation rate from 2036 onwards.

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Reconciliation of Changes in Reserves
National Instrument 51-101 requires a reporting issuer to disclose changes between the reserves estimates as at the effective date and the corresponding estimates made as at the last day of the preceding financial year of the reporting issuer.

(in millions of barrels)	Total Oil Reserves
	Bitumen (Company Gross)
	Proved	Probable	Proved Plus Probable
At December 31, 2019	352.8	184.7	537.5
Production	(7.8)	0.0	(7.8)
Acquisitions	0.0	0.0	0.0
Revisions	(4.5)	33.2	28.7
At December 31, 2020	340.5	217.9	558.4

Additional Information Relating to Reserves Data
All of Teck’s Proved and Probable undeveloped reserves relate to Fort Hills and were first attributed to Teck in 2013, with additional amounts attributed to Teck in 2017 solely due to Teck’s increased ownership interest in Fort Hills. On October 30, 2013, the co-owners of Fort Hills announced project sanction. The plant began producing limited quantities of a bitumen froth product in the fourth quarter of 2017, followed by the first oil milestone on January 27, 2018 when the secondary extraction plant began operating. Undeveloped reserves were re-categorized as developed producing reserves following commercial sales of bitumen in 2018.
Gross Undeveloped Reserves Effective December 31, 2020

(in millions of barrels)	Bitumen (Company Gross)
	Proved		Probable
	First Attributed	Total at Year End	First Attributed	Total at Year End
2018	-	-	-	-
2019	-	-	-	-
2020	-	-	-	-

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Future Development Costs
The table below provides the development costs GLJ has estimated and assumed are to be incurred for purposes of the estimation of the future net revenue attributable to the reserves. The GLJ future development costs set out below differ from those that the Fort Hills partners use for construction planning and decision-making for the project, which are based on detailed engineering studies and historical cost data. See “Description of the Business ― Individual Operations ― Energy ― Fort Hills Mine” for a further description of Teck’s projections regarding development costs.

Reserves Category ($ thousands)	2021	2022	2023	2024	2025	Remainder	Total	Total (10% discounted)
Total Proved	90,983	125,587	71,735	66,201	81,741	1,366,575	1,802,822	718,167
Total Proved plus Probable Reserves	97,981	135,634	75,955	70,096	86,550	2,889,602	3,355,818	839,865
We believe that internally generated cash flows, existing credit facilities and access to capital markets will be sufficient to fund our future development costs. However, there can be no guarantee that the necessary funds will be available or that we will allocate funding to develop all of our reserves. Failure to develop those reserves would have a negative impact on our future cash flow.
The interest or other costs of external funding are not included in the reserves and future net revenue estimates and would reduce future net revenue, depending upon the funding sources utilized. We do not believe that interest or other funding costs would make development of any property uneconomic.
Costs Incurred in 2020

2020 ($ millions)	Exploration Costs	Proved Property Acquisition Costs	Unproved Property Acquisition Costs	Development Costs	Total
Canada - Fort Hills(1)	0	0	0	83	83
(1)Reflects Teck’s 21.3049% interest.

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Production History

2020 - Fort Hills	Unit	Q1	Q2	Q3	Q4	Average
Total bitumen production	mbbls/d	31,706	18,579	16,702	24,562	22,875
Bitumen price realized(1)(2)	$/bbl	$ 23.12	$ 6.03	$ 34.89	$ 35.92	$25.27
Crown royalties(3)	$/bbl	$ (0.92)	$ (0.10)	$ (0.23)	$ (0.33)	$ (0.49)
Transportation costs(4)	$/bbl	$ (8.81)	$ (16.01)	$ (15.56)	$ (10.69)	$ (11.84)
Adjusted operating costs(2)(5)	$/bbl	$ (34.88)	$ (19.07)	$ (41.18)	$ (31.13)	$ (31.96)
Operating netback(2)	$/bbl	$ (21.49)	$ (29.15)	$ (22.08)	$(6.23)	$(19.02)
(1)Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense and before royalties. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend, sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from the Fort Hills oil sands mining and processing operations blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.
(2)Operating netback, Adjusted operating costs and Bitumen price realized are non-GAAP financial measures. See “Non-GAAP Measures” for additional information, including where to find a reconciliation of these measures to GAAP measures.
(3)The royalty rate applicable to pre-payout oil sands operations starts at 1% of gross revenue and increases for every dollar by which the WTI crude oil price in Canadian dollars exceeds $55 per barrel, to a maximum of 9% when the WTI crude oil price is $120 per barrel or higher. Fort Hills is currently in the pre-payout phase.
(4)Transportation costs represent pipeline and storage costs downstream of the East Tank Farm blending facility. We use various pipeline and storage facilities to transport and sell our blend to customers throughout North America. Sales to the U.S. markets require additional transportation costs, but realize higher selling prices.
(5)Adjusted operating costs represent the costs to produce a barrel of bitumen from the Fort Hills mining and processing operation.
Production Estimate
GLJ has forecast Teck’s share of Fort Hills production for 2021 to be 27,696 barrels per day and 29,827 barrels per day in the total proved and the total proved plus probable reserves categories, respectively.
OTHER OIL AND GAS INFORMATION
Tax Horizon
Because of available tax pools, we are currently shielded from cash income taxes, but not resource taxes, in Canada. We remain subject to cash taxes in foreign jurisdictions. When we will become subject to cash income taxes in Canada is dependent on a number of factors, including but not limited to the price of the commodities that our various business units deal in and the level of our future investments in Canadian operations.

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Health, Safety, Community and Environmental Protection
Our current and future operations, including development activities and commencement of production on our properties or areas in which we have an interest, are subject to laws and regulations in Canada, the U.S., Chile and elsewhere governing occupational health and safety, protection and remediation of the environment, site reclamation, management of toxic substances, permit approvals and similar matters. Compliance with these laws and regulations can affect the planning, designing, operating, closing and remediating of our mines, refineries and other facilities.
Whether in Canada, the U.S., Chile or elsewhere, we work to apply technically proven and economically feasible measures to protect the environment and worker health and safety throughout the mining life cycle of exploration, construction, mining, processing and closure. Although we believe that, except as described in the narrative concerning the relevant operation, our operations and facilities are currently in substantial compliance in all material respects with all existing laws, regulations and permits, there can be no assurance that additional significant costs will not be incurred to comply with current or future regulations or that liabilities associated with non-compliance will not be incurred.
We are often an active participant in public regulatory review, revision and development processes with government agencies and non-governmental organizations and, as such, typically have insight regarding emerging regulatory developments and trends. We apply this insight when we estimate risks and liabilities associated with current and future regulatory matters including in the areas of health and safety, the environment and permitting. We conduct regular environmental and health and safety audits. The overall objective of our audits is to assess key environmental and health and safety risks and their associated controls and to assess regulatory compliance. Environmental, health and safety regulations are constantly evolving and it can be a significant challenge to meet changing standards.
HEALTH AND SAFETY
Safety is a core value at Teck. Safety performance and workplace occupational health and hygiene are key priorities for us. Safety statistics are collected from each business unit and operation monthly. Targets for health and safety key performance indicators are set each year and are one factor used in determining management compensation. Safety incidents are thoroughly investigated and findings reports are shared across our business, and occasionally across the industry, to assist in the prevention of similar incidents. We continue to implement our occupational health and hygiene strategy to prevent occupational disease and our High-Potential Risk Control strategy and hazard identification training program to prevent serious injuries and fatalities. Our Courageous Safety Leadership program also helps us build a positive culture of safety across Teck. At this time, we do not anticipate significant liability associated with long-term occupational health issues.
RECLAMATION AND CLOSURE
In order to obtain mining permits and approvals from regulatory authorities, mine operators must typically submit a reclamation plan for restoring, upon prolonged suspension or completion of mining operations, the mined property to a productive use and to meet many other permitted conditions. Typically, we submit the necessary permit applications several months or even years before we plan to begin activities. Some of the permits we require are becoming increasingly difficult and expensive to obtain, and the application and review processes are taking longer to complete, are becoming increasingly complex in terms of required background information, and are subject to challenge. For a further discussion of risks associated with the issuance and renewal of permits, see “Risk Factors — We face risks associated with the issuance and renewal of permits”.

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For accounting purposes, current costs associated with permit compliance are treated as normal operating costs necessary to maintain operations on an ongoing basis. In addition, amounts are accrued in our accounts to provide for certain and probable future decommissioning, reclamation, site restoration and other closure costs. Financial assurance of various forms, including letters of credit and surety bonds, are posted with various governmental authorities as security to cover estimated reclamation obligations. Our provisions for future reclamation and site restoration are estimated based on known requirements. Many of our sites undergo extensive progressive reclamation during operations so as to proactively address mined-out areas and lessen the works required upon mine closure. In addition, certain idle and closed mines are under continuous care and maintenance as well as progressive closure.
The reclamation programs are guided by land capability assessments, which integrate several factors in the reclamation approach, including biological diversity, establishment of sustainable vegetation, diversity of physical landforms and requirements for end land use and reclamation. All of our mining operations have closure plans in place that are developed to the level of detail appropriate to the stage of life of the operation. All of the plans and cost estimates undergo regular updates and revisions as they are refined and implemented. These reviews and updates typically include input and oversight from regulatory agencies and other stakeholders.
Our decommissioning and restoration provision as at December 31, 2020 is $3.34 billion, of which $1.48 billion is attributable to our operating coal operations, $675 million is attributable to our operating copper operations, $618 million is attributable to our operating zinc operations, $114 million is attributable to our energy operations and $456 million is attributable to closed properties. Of that amount, we expect to spend approximately $124 million in 2021. As at December 31, 2020, we had letters of credit and other bonding in place in the aggregate amount of approximately $2.9 billion, primarily to secure our reclamation obligations. British Columbia is continuing to review its reclamation security policies and requirements, which may result in future increases to the financial security that we may be required to post in respect of our reclamation obligations.
See the disclosure regarding environmental matters under the respective descriptions of our material operations for further details of environmental matters impacting those operations.
CLIMATE CHANGE AND CARBON PRICING
As part of the ongoing efforts to address climate change, regulations to control greenhouse gas emissions continue to be developed and enhanced in many jurisdictions. Regulatory uncertainty and resulting uncertainty regarding the costs of technology required to comply with current or anticipated regulations make it difficult to predict the ultimate costs of compliance. Societal focus on controlling carbon emissions, minimizing climate change and preparing for climate change adaptation continues to mount.
Recognizing our role in combating climate change, we continue to take action to reduce greenhouse gas emissions by improving our energy efficiency and implementing low-carbon technologies at our operations and by working with governments and regulators to advocate for effective and efficient carbon pricing. In February 2020, we announced our objective to be carbon neutral across all our operations and activities by 2050.
In 2020, British Columbia’s carbon tax under the Carbon Tax Act remained at $40 per tonne of carbon dioxide-equivalent (CO2e). The B.C. carbon tax was to increase by $5 per tonne of CO2e per year until reaching $50 per tonne of CO2e, although the planned increase to $45 per tonne in 2020 was postponed to 2021 due to COVID-19. British Columbia also continues to implement the CleanBC Program for Industry to address impacts to emissions-intensive, trade-exposed industries to ensure that B.C. operations maintain their competitiveness and that carbon leakage is avoided.

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Alberta’s Technology Innovation and Emissions Reduction (TIER) system came into force on January 1, 2020. The system implements carbon pricing for large industrial facilities in Alberta with CO2e emissions in excess of 100,000 tonnes per year, which includes our Fort Hills mine. Large industrial emitters are required to reduce emissions by 10% in 2020 with a further 1% reduction per year thereafter, and emissions above the target will be assessed at the then prevailing carbon price. In 2020, the carbon price under the system was $30 per tonne of CO2e.
In 2019, the Government of Canada introduced the Greenhouse Gas Pollution Pricing Act, which establishes a federal carbon levy for any province or territory that has not implemented a compliant carbon-pricing regime. Federal carbon tax rates began at $20 per tonne of CO2e in 2019, increasing $10 per year to $50 per tonne of CO2e by 2022. B.C.’s Carbon Tax Act and the large industrial emitter provisions of the Alberta Technology Innovation and Emissions Reduction system are considered substantially similar to the federal requirements, and therefore our B.C. and Alberta operations will not be subject to those provisions of the federal Greenhouse Gas Pollution Pricing Act. However, effective January 1, 2020, the federal carbon tax on greenhouse gas emissions resulting from the combustion of fossil fuels for certain purposes applied to our Alberta operations.
The Government of Canada took further action in 2020 and introduced Bill C-12, the Canadian Net-Zero Emissions Accountability Act, intended to formalize Canada’s target to achieve net-zero greenhouse gas emissions by 2050, and released the “A Healthy Environment and a Healthy Economy” climate plan outlining proposed actions and initiatives to achieve Canada’s climate goals. That climate plan includes the proposal to increase the price of carbon by $15 per tonne of CO2e per year, starting in 2023, rising to a rate of $170 per tonne of CO2e by 2030.
While climate change regulations continue to evolve in most jurisdictions in which we operate, we expect that regional, national, or international regulations, that seek to reduce greenhouse gas emissions, will continue to be established or revised. The cost of reducing our emissions or of obtaining the equivalent amount of credits or offsets in the future, if regulations permit this, remains uncertain. The cost of compliance with various climate change regulations will ultimately be determined by the regulations themselves and by the markets that evolve for carbon credits and offsets. Teck’s direct greenhouse gas emissions attributable to our operations for 2020 are estimated to be approximately 2.8 million tonnes (CO2e). The most material indirect emissions associated with our activities are those from the use of our steelmaking coal by our customers. Based on our 2020 sales volumes, emissions from the use of our steelmaking coal would have been approximately 64 million tonnes of CO2.
We may in the future face similar taxation for our activities in other jurisdictions. Similarly, customers of some of our products may also be subject to new carbon costs or taxation in the future in the jurisdictions where the products are ultimately used.
For 2020, our B.C.-based operations incurred $66.7 million in British Columbia provincial carbon tax. Our Cardinal River Operation paid $0.7 million in carbon costs, and our Fort Hills mine incurred approximately $6 million (100% basis) in carbon costs under the Alberta TIER system. As a result of the CleanBC Program for Industry, in 2020 we received back $12.8 million of the $72.8 million we paid under the British Columbia provincial carbon tax in 2019, and we expect to receive a similar portion of our 2020 expenditures back in 2021.
WATER REGULATION
In addition to climate change, issues surrounding water regulation remain of particular importance. We continue to monitor regulatory initiatives and participate in consultation opportunities with governments. For example, we are participating in the Canadian federal government consultation focused on developing a Coal Mining Effluent Regulation. The ultimate form of this regulation may have a material

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effect on compliance costs, mine plans, and our capital and operating costs at affected mines. See "Risk Factors — Changes in environmental, health and safety laws may have a material adverse effect on our operations". We are continuing to work to implement a plan for the management of selenium and other constituents at all of our operating steelmaking coal mines in the Elk Valley. Our costs of implementing this plan and other measures that may be required to address water quality issues are uncertain and will depend on the results of ongoing environmental monitoring, other technical developments, and future actions by regulators. See “Description of the Business — Individual Operations — Steelmaking Coal” and “Risk Factors — We face risks associated with the issuance and renewal of permits” for further information.
SOCIAL AND ENVIRONMENTAL POLICIES
We have adopted and implemented a number of social and environmental policies and practices that are essential to our operations. Our operating practices are governed by the principles set out in our Code of Ethics and our Code of Sustainable Conduct.
Our Code of Sustainable Conduct reflects Teck’s commitment to sustainability and our efforts to make a positive contribution to the environment and to the communities where we operate. This Code sets out how we work to achieve support for our activities through responsible social, economic and environmental performance.
In addition to the Code of Ethics and the Code of Sustainable Conduct, we have adopted a Health and Safety Policy, a Health and Safety Guide for Exploration, a Water Policy, a Human Rights Policy, an Inclusion and Diversity Policy, an Indigenous Peoples Policy, a Tax Policy and a Policy setting out our expectations for suppliers and contractors. We have taken steps to implement the Code of Sustainable Conduct and related policies through the implementation of our Health, Safety, Environment and Community Management Standards, which are intended to provide direction to all operations and provide criteria against which performance may be measured. Safety and sustainability (including environment and community) performance are metrics used in our bonus plan.
We set objectives in these areas for improvement on an annual basis, and these are used to determine specific objectives for corporate and operational groups within our organization. Overall responsibility for achievement of objectives rests with senior personnel. For example, our corporate Health, Safety, Environment and Community Risk Management Committee and our Materials Stewardship Committee, which are comprised of members of senior management, provide oversight in these areas and report to our Safety and Sustainability Committee of the Board, which in turn reports to the Board of Directors.
We measure and report our performance on an ongoing and comprehensive basis. Internal monthly, quarterly and annual reporting tracks performance indicators, including compliance with permits, environmental monitoring, health and safety performance, materials inputs and outputs, community concerns expressed, engagement with Indigenous groups and actions taken in response, and reclamation and remediation activities.
In February 2020, we approved new short- and long-term goals for sustainability within eight strategic themes: health and safety, climate change, circular economy, employees, water, tailings management, communities and Indigenous Peoples, and biodiversity and reclamation. Our long-term sustainability goals include: achieving carbon neutrality across all our operations and activities by 2050; eliminating fatalities, serious injuries and occupational disease; working towards disposing zero industrial waste by 2040; being a leader in responsibly providing the metals and minerals needed for the transition to a circular economy; fostering a workplace where everyone is included, valued and equipped for today and the future; transitioning to seawater or low-quality water sources for all operations in water-scarce regions by 2040; implementing innovative water management and water treatment solutions to protect water

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quality downstream of all our operations; continuing to manage our tailings across their life-cycle in a safe and environmentally responsible way; collaborating with communities and Indigenous Peoples to generate economic benefits, advance reconciliation efforts and improve community well-being; and working towards securing a net-positive impact on biodiversity.
Human Resources
As at December 31, 2020, there were approximately 10,000 employees classified as “regular” employees working at the various operations and projects we manage, as well as our corporate offices. Of those employees, approximately 4,400 were employed by our Coal operations, 2,600 by our Copper operations, 1,900 by our Zinc operations and a total of approximately 1,100 by our Exploration, Energy, projects and corporate groups. These figures exclude employees classified as casual, fixed-term or inactive.
Collective bargaining agreements covering unionized employees at our principal operations (including Antamina) are as follows:

Expiry Date of Collective Agreement
Antamina	July 31, 2021
Carmen de Andacollo	September 30, 2022 (Operators’ Union) and December 31, 2022 (Supervisors’ Union)
Elkview	October 31, 2020
Fording River	April 30, 2021
Highland Valley Copper	September 30, 2021
Line Creek	May 31, 2024
Quebrada Blanca	January 31, 2022 (Union Admin); November 30, 2022 (Union 1); and March 31, 2022 (Union 2);
Trail	May 31, 2022
In 2020, we reached a new agreement with the International Union of Operating Engineers, Local 115, at Line Creek. Negotiations are underway regarding a new collective agreement at Elkview.
Technology and Innovation
Teck undertakes and participates in a number of research and innovation programs designed to improve exploration, mining and processing for new projects and operations, environmental performance in operations, and technologies to assist the sale of products, and hence enhance overall competitiveness and reduce costs.
In May 2019, we began implementing RACE21™, our innovation-driven business transformation program. RACE21™ is a company-wide approach to Renewing our technology infrastructure, Accelerating and scaling automation and robotics, Connecting data systems to enable broad application of advanced analytics and artificial intelligence, and Empowering our employees, all with a focus on improving our operating results through 2021 and beyond.
Despite the challenges of COVID-19, Teck’s RACE21TM transformation had significant KPI impacts across our operations in 2020. The RACE21TM program is progressing well and the resulting improvements are being embedded in operating plans and budgets across our sites.

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We also have technology and research groups at our Technical Services Trail facility, our Technical Services Richmond facility and our Product Technology Centre in Mississauga, Ontario. The primary focus of these facilities is to create value through the development, testing and implementation of technologies related to our principal products as well as extractive technologies related to existing operations or development projects. The programs are aligned with business units and are integrated with operations or other business activities.
Our research and innovation expense for 2020 was $97 million.
Foreign Operations
The Red Dog mine located in Alaska, the Antamina mine located in Peru, and the Quebrada Blanca and Carmen de Andacollo mines located in Chile are our significant operating assets located outside of Canada. We hold a 22.5% interest in Antamina through our equity interest in CMA, the operating company for the mine. We hold a 100% interest in the Red Dog mine, subject to the royalty in favour of NANA described under the heading “Description of the Business — Individual Operations — Zinc — Red Dog Mine, United States (Zinc, Lead)” above. We own 90% of the Chilean operating company that owns Carmen de Andacollo and 60% of the Chilean operating company that owns QBSA, which holds our Quebrada Blanca Operation and the QB2 project. Foreign operations accounted for approximately 32% of our 2020 consolidated revenue and represented approximately 37% of our total assets as at December 31, 2020.
We also have interests in various exploration and development projects in various foreign countries, with significant activities in Australia, Chile, Ireland, Mexico, Peru, Turkey and the United States. We currently have foreign exploration offices in all of those countries, except Mexico and the United States. See “Risk Factors — We operate in foreign jurisdictions and face added risks and uncertainties due to different economic, cultural and political environments” for further information on the risks associated with these foreign properties.
Competitive Conditions
Our business is to sell steelmaking coal, base metals, metal concentrates, specialty metals and blended bitumen at prices determined by world markets over which we have no influence or control. These markets are cyclical. Our competitive position is determined by our costs and product quality compared to those of other producers throughout the world, and by our ability to maintain our financial capacity through metal, coal and oil price cycles and currency fluctuations. Costs are governed principally by the location, grade and nature of orebodies and mineral deposits; costs of equipment, labour, fuel, power and other inputs; costs of transport and other infrastructure; the location of our Trail metal refining facility and its cost of power; and by operating and management skill.
Over the long term, our competitive position will be determined by our ability to locate, acquire and develop economic orebodies and replace current production, as well as by our ability to hire and retain skilled employees. In this regard, we also compete with other mining companies for employees, mineral properties, joint venture agreements and the acquisition of investments in other mining companies. See “Description of the Business — Product Summary”, “Risk Factors — We face competition in product markets and from other natural resource companies” and “Risk Factors — We may not be able to hire enough skilled employees to support our operations”.

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Risk Factors
You should carefully consider the risks and uncertainties described below as well as in other sections of this Annual Information Form. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of these events actually occur, our business, prospects, financial condition, cash flows and operating results could be materially harmed.
The COVID-19 pandemic has resulted in significant disruption and volatility in financial and commodities markets, and restrictions on the conduct of business in many jurisdictions, and has caused general economic uncertainty, any of which may have a significant adverse effect on our operations, business and financial condition.
In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are far-reaching. To date there has been significant stock market volatility, volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people has become restricted. There continues to be significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on demand and prices for the commodities we produce, on our suppliers, on our employees and on global financial markets.
We continue to make efforts to safeguard the health of our employees, while continuing to operate safely and responsibly maintain employment and economic activity. These measures combined with commodity market fluctuations resulting from COVID-19 have affected our financial results.
The extent and duration of impacts that COVID-19 may have on demand and prices for our commodities, on our suppliers and employees and on global financial markets are not known at this time, but could be material. In the current environment, assumptions about future commodity prices, exchange rates, interest rates and customer credit performance are subject to greater variability than normal, which could in future significantly affect the valuation of our assets, both financial and non-financial.
While the full extent of the impact that the COVID-19 pandemic will have is unknown, continued disruption and volatility in financial and commodities markets, restrictions on the conduct of business and continued general economic uncertainty, and any potential shutdown of our operations or the operations of other businesses, industries or economies upon which we rely, may have a significant adverse effect on our operations, business and financial condition.
To the extent that the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described herein, including, but not limited to, risks relating to fluctuations in the market price of our products, risks related to our development projects; our reputation and community relations; volatility in commodity and financial markets; market access restrictions or tariffs; fluctuations in the price and availability of consumed commodities; labor unrest and disturbances; availability of skilled employees; depletion of mineral reserves; disruptions of information technology systems; changes in law or policies in relation to taxes; fees and royalties; and transportation and other services from third parties.
We face risks in the mining, metals and oil business.
The business of exploring for natural resources and the development and production of mining operations are inherently risky. Many projects are unsuccessful and there are no assurances that current or future exploration or development programs will be successful. During development and after the commencement of mining operations, our projects and operations are subject to significant

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risks and hazards, some beyond our control, including environmental hazards, industrial accidents, unexpected increases in capital or operating costs, unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, restrictions on water availability, seismic activity, weather events, security incidents, failure of unproven or evolving technology, labour-force disruptions, supply problems and delays, natural disasters, such as flooding, and regulatory changes, including but not limited to changes to fiscal regimes in the jurisdictions in which we operate.
Our mining, oil and exploration operations require reliable infrastructure such as roads, rail, ports, pipelines, power sources and transmission facilities, and water supplies. As ore bodies become more remote, and as availability of fresh water becomes more restricted in certain areas, the complexity and cost of infrastructure for mining projects are increasing. Availability and cost of infrastructure affects the production and sales from operations, as well as our capital and operating costs.
The Trail metallurgical operations, our concentrate mills, our coal preparation plants, and our oil extraction and processing plants are also subject to risks and hazards, including process upsets and equipment malfunctions. Equipment and supplies may from time to time be unavailable on a timely basis.
Our operating mines and certain closed sites have large tailings dams, which could fail as a result of seismic activity or for other reasons.
The occurrence of any of the foregoing could result in damage to or destruction of mineral properties or production or logistics facilities, personal injuries or death, environmental damage, delays or interruption of production, failure to achieve production targets, increases in operating costs, monetary losses, legal liability and/or adverse governmental action, any of which may have a significant adverse effect our operations, business and financial condition.
Fluctuations in the market price of steelmaking coal, base metals, blended bitumen and specialty metals may significantly adversely affect the results of our operations.
The results of our operations are significantly affected by the market price of steelmaking coal, base metals, blended bitumen, and specialty metals which are cyclical and subject to substantial price fluctuations. Our earnings are particularly sensitive to changes in the market price of steelmaking coal, copper, zinc and blended bitumen. Market prices can be affected by numerous factors beyond our control, including new sources of production of our products, levels of supply and demand for our products and for a broad range of other industrial products, substitution of new or different products in critical applications for our existing products, expectations with respect to the rate of inflation, the relative strength of the Canadian dollar and of certain other currencies, interest rates, speculative activities, transportation restrictions and pipeline capacity, global or regional political or economic crises, government policy changes, including taxes and tariffs, trade disputes or the potential for trade disputes and sales of commodities by holders in response to such factors.
Prices for our blended bitumen can be influenced by global and regional factors that are beyond our control and can result in a high degree of volatility, including, among other things, constraints on rail and pipeline capacity, regional supply and demand imbalances, permitting decisions in relation to pipeline construction and other political or regulatory developments, decisions by the Organization of the Petroleum Exporting Countries (OPEC) or governments to impose or not impose quotas, compliance or non- compliance with agreed quotas by OPEC members, and weather.
The Chinese market is a significant source of global demand for commodities, including steelmaking coal, zinc and copper. A sustained slowdown in China’s growth or demand, or a significant slowdown in other markets, in either case, that is not offset by reduced supply or increased demand from other

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regions could have an adverse effect on the price and/or demand for our products. COVID-19 and efforts to contain it may have a significant effect on Chinese commodity prices and demand and potentially broader impacts on the global economy
A prolonged period of low and/or volatile commodity prices, particularly of one or more of our principal products, could have a significant adverse effect on our operations, business and financial condition. If prices should decline below our cash costs of production and remain at such levels for any sustained period, we could determine that it is not economically feasible to continue commercial production at any or all of our operations. We may also curtail or suspend some or all of our exploration activities, with the result that our depleted reserves are not replaced.
A substantial reduction or sustained decrease in hard coking coal prices would have a material adverse effect on our business. Our general policy has been not to hedge changes in prices of our mineral or energy products. From time to time, however, we have in the past and may in the future undertake hedging programs in specific circumstances, with an intention to reduce the risk of declines in a commodity’s market price while optimizing upside participation, to protect against currency fluctuations, or to maintain adequate cash flows and profitability to contribute to the long-term viability of our business. There are, however, risks associated with hedging programs including, among other things, the risk of opportunity losses in the event of an increase in the world price of the commodity, an increase in interest rates, the possibility that rising operating costs will make delivery into hedged positions uneconomic, counterparty risks and the impact of production interruption events.
We face risks associated with the issuance and renewal of permits.
Numerous governmental permits or approvals are required for mining operations. We have significant permitting activities currently underway for new projects and for the extension or expansion of existing operations. In addition, many existing permits require periodic renewals. Examples of current significant permitting efforts include the Quebrada Blanca Phase 2 project and our steelmaking coal mine operations in the Elk Valley, particularly the Fording River Extension Project. When we apply for these permits and approvals, we are often required to prepare and present data to various government authorities pertaining to the potential effects or impacts that any proposed project may have on the environment and on communities. The authorization, permitting and implementation requirements imposed by any of these authorities may be costly and time-consuming, and may delay commencement or continuation of mining operations. There can be no certainty that these approvals or permits will be granted in a timely manner, or at all. Regulations also provide that a mining permit or modification can be delayed, refused or revoked. In certain jurisdictions, some parties have extensive rights to appeal the issuance of permits or to otherwise intervene in the regulatory process. Permits may be stayed or withdrawn during the pendency of appeals. See “Risk Factors — Changes in environmental, health and safety laws may have a material adverse effect on our operations and projects" for a discussion of the changes to the Canadian federal environmental assessment and regulatory process.
Past or ongoing violations of mining or environmental laws could provide a basis to revoke existing permits or to deny the issuance of additional permits. In addition, evolving reclamation requirements or environmental concerns may threaten our ability to renew existing permits or obtain new permits in connection with future development, expansions and operations.
Delays associated with permitting may cause us to incur material additional costs in connection with the development of new projects or the expansion of existing operations, including penalties or other costs in relation to long-lead equipment orders and other commitments associated with projects or operations. Failure to obtain certain permits may result in damage to our reputation, cessation of

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development of a project or inability to proceed with the expansion of existing operations, increased costs of development or production and litigation or regulatory action, any of which may have a material adverse effect on our operations, business and financial position.
Ongoing operation of our steelmaking coal mines in the Elk Valley, British Columbia, continually requires new permits or amendments to existing permits from applicable government agencies. We received approval in 2014 of a plan to manage water quality for the Elk Valley watershed as a whole. The Elk Valley Water Quality Plan is intended to provide a regulatory framework for permitting current and future projects and for managing the cumulative effects of new projects. The plan contemplates ongoing monitoring of the receiving environment, and adjustment of water quality targets if unacceptable environmental impacts are identified. There can be no assurance that the water quality targets set out in our valley-wide water quality management plan will prove to be suitably protective of the environment, that our planned mitigation efforts will be sufficient to meet those targets or that ongoing monitoring will not disclose unanticipated environmental effects of our operations that will require additional mitigation. We are currently not in compliance with certain water quality parameters set out in the Elk Valley Water Quality Plan.
Fish surveys have revealed unanticipated declines in fish populations in mine-affected waters, the causes of which are not clear. Until the causes of this decline are identified and appropriate mitigation measures are in place, we may face delays in permitting or restrictions on our mining activities in the Elk Valley. See “Individual Operations – Steelmaking Coal – Elk Valley Water Quality Management Plan” for more details.
Notwithstanding the approval of the Elk Valley Water Quality plan in 2014, during the third quarter of 2018, we received notice from Canadian federal prosecutors of potential charges under the Fisheries Act in connection with discharges of selenium and calcite from coal mines in the Elk Valley. See “Legal Proceedings and Regulatory Actions – Fisheries Act” for more details. The Fisheries Act and its current associated regulations do not contain a specific authorization mechanism that applies to the non-point source discharges from our coal mines. Federal regulatory issues may create additional difficulties in obtaining permits for our Elk Valley operations, whether or not charges are eventually laid or we are successful in defending any charges. First Nations in Canada have increasing influence in both federal and provincial environmental assessment and permitting processes, and may have perspectives regarding economic development and the environment that are at odds with those of federal and provincial authorities.
Any negative developments relating to matters referred to above may result in enforcement action, including but not limited to potential prosecutions, or consequential delays in permitting new mining areas in the Elk Valley or on restrictions being placed on our mining activities in the Elk Valley, which would limit our ability to maintain or increase steelmaking coal production in accordance with our long-term plans or to realize the projected mine life of our operations. The potential shortfall in production may be material and may have a material adverse effect on our operations, business and financial position.
We face risks associated with our development projects.
We are involved in a number of development projects. Our major projects include our Quebrada Blanca Phase 2 project. We also have a number of other projects in our development portfolio, including, NuevaUnión, Galore Creek, San Nicolás, Mesaba, Schaft Creek and Zafranal. Development and exploitation of the hypogene resource at Quebrada Blanca Phase 2 requires considerable capital expenditures and various environmental and other permits and governmental authorizations. NuevaUnión, San Nicolás and Zafranal are also all in early stages of development.

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Our ability to maintain or increase our annual production of our principal products is dependent, to a significant extent, on our ability to bring new mines into production and expand existing mines.
Development projects typically require a number of years and significant expenditures before production is possible. Estimates of such expenditures or of future operating costs may differ materially from actual capital or operating costs. Such projects could experience unexpected problems or delays during development, production or mine start-up.
Construction and development of these projects are subject to numerous risks, including, without limitation, risks relating to:
■significant cost overruns due to, among other things, delays, changes to inputs or changes to engineering;
■delays in construction, and technical and other problems, including adverse geotechnical conditions and other obstacles to construction;
■our ability to obtain regulatory approvals or permits, on a timely basis or at all;
■our ability to comply with any conditions imposed by regulatory approvals or permits, maintain such approvals and permits or obtain any required amendments to existing regulatory approvals or permits;
■accuracy of reserve and resource estimates;
■accuracy of engineering and changes in scope;
■adverse regulatory developments, including the imposition of new regulations;
■significant fluctuation in prevailing prices for copper and other metals, oil, other petroleum products and natural gas, which may affect the profitability of the projects;
■community action or other disruptive activities by stakeholders;
■adequacy and availability of a skilled workforce;
■difficulties in procuring or a failure to procure required supplies and resources to construct and operate a mine;
■the fact that we do not own 100% of many of our projects and certain decisions will require the agreement of one or more of our partners (See “Risk Factors — “We face risks associated with our joint venture operations and projects”);
■availability, supply and cost of water and power;
■weather or severe climate impacts;
■litigation;
■our dependence on third parties for services and utilities;
■development of required infrastructure;
■a failure to develop or manage a project in accordance with our planning expectations or to properly manage the transition to an operating mine;
■the ability of our partners to finance their respective shares of project expenditures;
■the reliance on contractors and other third-parties for management, engineering, construction and other services, and the risk that they may not perform as anticipated and unanticipated disputes may arise between them and us;

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■our ability to finance our share of project costs or obtain financing for these projects on commercially reasonable terms, or at all; and
■the effects of the COVID-19 pandemic or other potential pandemics, including regulatory measures intended to address the pandemic or operating restrictions imposed to protect workers, supply chain impacts and other factors.
The economic feasibility analysis with respect to each project is based upon, among other things, the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies, pricing assumptions for inputs and products produced, the configuration of the ore body, expected recovery rates, anticipated climate conditions and estimates of labour, productivity, royalty and tax rates. Actual operating results may differ materially from those anticipated.
Product alternatives may reduce demand for our products.
Most of our products are primarily used in specific applications, such as the use of copper in electrical wiring and electronic applications, the use of refined zinc to galvanize steel, the use of steelmaking coal in steel production and the use of heavy crude oils, such as our blended bitumen, to make refined petroleum products. Alternative technologies are continually being investigated and developed with a view to reducing production costs or for other reasons, such as minimizing environmental or social impact. If competitive technologies emerge that use other materials in place of our products, demand and price for our commodities might fall.
For example, the large majority of our coal production is high-quality hard coking coal, which commands a significant price premium over other forms of coal because of its value in use in blast furnaces for steel production. High-quality hard coking coal is globally scarce, and has specific physical and chemical properties that are necessary for efficient blast furnace operation. Steel producers are continually investigating alternative steel production technologies with a view to reducing production costs. Many of those alternative technologies are designed to use lower quality coals or other sources of carbon instead of higher cost high-quality hard coking coal and increasingly efforts are focused on development of technologies to eliminate or dramatically reduce carbon emissions from the steelmaking process. While conventional blast furnace technology has been the most economic large-scale steel production technology for decades, and while emergent technologies typically take many years to commercialize, there can be no assurance that over the longer term competitive technologies not reliant on hard coking coal could emerge, which could reduce demand and price premiums for hard coking coal.
Climate change may have an adverse effect on demand for our products or on our operations.
As the world transitions to a lower-carbon economy, there is increasing focus on low-carbon technologies to replace carbon-intensive ones. This is increasing the pressure on steel producers to develop less carbon-intensive production processes that do not rely on high quality hard coking coal. Government action to address climate change and societal pressures towards a lower-carbon economy may reduce the demand for our products. Concerns regarding climate change may lead to technological development of alternatives to certain of our products, such as steelmaking coal and oil. Climate change and policy responses to climate change may have similar impacts on our customers, reducing demand for our products.
A decrease in demand for our products, particularly of one or more of our principal products, could have a significant adverse effect on our operations, business and financial condition.
Climate change may, among other things, cause or result in sea level increases, changes in precipitation, changes in fresh water levels, increases in extreme weather events, melting permafrost

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in the Arctic and resource shortages. Our Red Dog mine is located in the Arctic and could be materially impacted by melting permafrost. In 2020 the mine was impacted by mine sequencing changes required to manage high water levels at the site resulting from the impact of melting permafrost on the receiving environment, which limited the discharge of mine-affected water. While our mining and refining operations are located well above sea level, an increase in sea level could affect our ocean transportation and shipping facilities. Extreme weather events have the potential to disrupt operations at our mines and to impact our transportation infrastructure, including by affecting the length of our shipping season at our Red Dog mine. The frequency of extreme weather events at Red Dog and at our other operations has been increasing, which may require future projects and spending to manage environmental impacts and avoid potential constraints on production in the future.
Climate change may also result in shortages in certain consumables and other products required to sustain our operations, and any such shortage could impact our production capacity.
Although we make efforts to anticipate potential costs associated with climate change to mitigate the physical risks of climate change, and work with governments to influence regulatory requirements regarding climate change, there can be no assurance that these efforts will be effective or that climate change or associated governmental action will not have an adverse impact on our operations and therefore our profitability.
Regulatory efforts to control or reduce greenhouse gas emissions or societal pressures in relation to climate change could materially negatively affect our business.
Our businesses include several operations that emit large quantities of carbon dioxide, or that produce or may produce products that emit large quantities of carbon dioxide when consumed by end users. This is particularly the case with our steelmaking coal operations and our oil sands operation and projects. Carbon dioxide and other greenhouse gases are the subject of increasing public concern and regulatory scrutiny. See “Health and Safety and Environmental Protection — Climate Change and Carbon Pricing”.
Climate change may result in increased regulations for our operations or those of our customers and/or restrict the development of our projects, which may increase costs and/or limit production. Changes in carbon regulation or taxation may decrease demand for our products, particularly steelmaking coal and blended bitumen.
The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. Our operations depend significantly on hydrocarbon energy sources to conduct daily operations, and there are typically no economic substitutes for these forms of energy. While carbon tax legislation has been adopted in several jurisdictions where we operate, and while we expect that carbon taxes will increase over time, it is not yet possible to reasonably estimate the nature, extent, timing and cost or other impacts of any future taxes or other programs that may be enacted.
Most of our steelmaking coal products are sold outside of Canada, and sales are not expected to be significantly affected by the greenhouse gas emissions targets that Canada committed to under the Paris Agreement or the resulting provincial and federal carbon tax legislation. All of our blended bitumen is sold in North America and such sales are not currently subject to any significant carbon tax or similar requirements. However, the broad adoption of emission limitations or other regulatory efforts to control or reduce greenhouse gas emissions by other countries could materially negatively affect the demand for steelmaking coal and oil, as well as restrict development of new steelmaking coal or oil sands projects and increase production and transportation costs.

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As a result of public concern regarding climate change, natural resource companies like Teck face increasing public scrutiny of our activities and our impacts. Societal pressures in relation to climate change may adversely affect our social license to operate and may impair our ability to obtain required permits, increase regulatory action or result in litigation against us, and negatively affect our reputation and our relationships with stakeholders. Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in carbon intensive industries due to societal pressures, and may also affect our ability to borrow money or obtain insurance for our carbon-intensive assets on reasonable terms. See “Risk Factors — Damage to our reputation may result in decreased investor confidence, challenges in maintaining positive community relations and increased risks in obtaining permits or financing for our development properties and expansions to our existing operations.”
Failure to comply with environmental, health and safety laws may have a material adverse effect on our operations and projects.
Environmental, health and safety legislation affects nearly all aspects of our operations, including mine development, worker health and safety, waste disposal, emissions controls, and protection of endangered and protected species. Compliance with environmental, health and safety legislation can require significant expenditures and can restrict the manner in which mining and other operations can be conducted.
In addition, failure to comply with environmental, health or safety legislation may result in the imposition of significant fines and/or penalties, the temporary or permanent suspension of operations or other regulatory sanctions including cleanup costs arising out of contaminated properties, damages, damage to reputation, the loss of existing, or inability to obtain future, permits and civil suits or criminal charges. Exposure to these liabilities arises not only from our existing operations, but also from operations that have been closed or sold to third parties. Some of our historical operations have generated significant environmental contamination and other issues in the context of current regulation. We could also be held liable for worker or public exposure to hazardous substances. There can be no assurance that we will at all times be in compliance with all environmental, health and safety regulations or that steps to achieve compliance would not materially adversely affect our operations, business and financial condition.
Changes in environmental, health and safety laws may have a material adverse effect on our operations and projects.
In February 2018, the Government of Canada proposed new regulations under the Fisheries Act relating to coal mining effluent. While these regulations are still in development, they could impose significant costs and operating limitations on our steelmaking coal operations. In the absence of these new regulations, the Fisheries Act does not contain any mechanisms to authorize non-point source discharges from our coal mines. There can be no assurance that the new regulations will completely remedy this situation.
In 2019, the Canadian Impact Assessment Act came into force with significant changes to the federal government’s current environmental assessment and regulatory processes for resource development projects. While the new legislation does not affect Teck’s projects that are already in regulatory approval processes it will apply to new projects which meet certain criteria. For example, the federal government announced in 2020 that our Fording River Extension Project (formerly named Castle Project) required a federal review under the new Impact Assessment Act. Similarly in 2019, the British Columbia government reformed the province’s environmental assessment process for resource projects, introducing significant new changes into the environmental assessment process for industrial and resource projects in British Columbia including new rules surrounding project

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notifications, early engagement and increased public participation, along with new timelines dictating when certain steps must be taken throughout the environmental assessment process. These changes and any other new legislation may affect our ability to obtain or renew permits for our operations and projects in an efficient and cost-effective manner or at all.
In addition, in 2019 the Government of British Columbia passed the Declaration of the Rights of Indigenous Peoples Act, to implement the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP) in British Columbia. The legislation commits to a systematic review of the province’s laws with respect to UNDRIP, while also encouraging new agreements with Indigenous nations that are intended to address outstanding governance questions around the nature of Indigenous rights and title interests in B.C. While the potential risks of this legislation remain to be determined they could be significant, particularly with respect to Teck’s permitting efforts. The Canadian federal government has announced its intention to enact similar legislation.
Environmental, health and safety laws and regulations are evolving in all jurisdictions where we have activities. We are not able to determine the specific impact that future changes in environmental laws and regulations may have on our operations and activities, and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental, health and safety regulations. For example, emissions standards for carbon dioxide and sulphur dioxide are becoming increasingly stringent, as are laws relating to the use and production of regulated chemical substances and the consumption of water by industrial activities. Further changes in environmental, health and safety laws, new information on existing environmental, health and safety conditions or other events, including legal proceedings based upon such conditions, or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures, or otherwise have a material adverse effect on us. Changes in environmental, health and safety legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution. In the event that any of our products were demonstrated to have negative health effects, we could be exposed to workers’ compensation and product liability claims, which could have a material adverse effect on our business.
Damage to our reputation may result in decreased investor confidence, challenges in maintaining positive community relations and increased risks in obtaining permits or financing for our development properties and expansions of our existing operations.
Damage to our reputation can occur from our actual or perceived actions or inactions and a variety of events and circumstances, many of which are out of our control. The growing use of social media to generate, publish and discuss community news and issues and to connect with others has made it significantly easier for individuals and groups to share their opinions of us and our activities, whether accurate or not. We do not directly control how we are perceived by others. Loss of reputation could result in, among other things, a decrease to the price of our shares, decreased investor confidence, challenges in maintaining positive relationships with the communities in which we operate and other important stakeholders and increased risks in obtaining permits or financing for our development properties or expansions to our existing operations, any of which could have a material adverse effect on our operations, development projects, business and financial position.
In recent years, an increasing number of investors, financial institutions and insurance providers have adopted positions, or been encouraged to adopt positions, to restrict investment in, lending to or insurance of, projects or companies associated with carbon intensive activities, such as fossil fuels or coal production. Large institutional investors are also adopting investment policies that take

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environmental, social and governance “ESG” criteria, such as the carbon footprint of assets under management, into consideration when making investment decisions.
We face risks associated with our reclamation obligations.
We are required to reclaim properties as mining progresses and after mining is completed and specific requirements vary among jurisdictions. We are required by various governments in the jurisdictions in which we operate to provide financial assurances to cover any reclamation obligations we may have at our mine sites. The amount of these financial assurances is significant and is subject to change from time to time by the governments in the jurisdictions in which we operate, and may exceed our estimates for such costs. The amount and nature of our financial assurance obligations depend on a number of factors, including our financial condition and reclamation cost estimates.
Reclamation cost estimates can escalate because of new regulatory requirements, changes in site conditions or conditions in the receiving environment, or changes in analytical methods or scientific understanding of the impacts of various constituents in the environment. Since 2016, the B.C. government has been carrying out a review of its financial assurance requirements for reclamation obligations. While it is not clear what the new requirements will be or when they will be implemented, we expect they will result in an increase to our financial assurance requirements, for both our ongoing operations and our projects in B.C.
Changes to the form or amount of our financial assurance obligations in respect of reclamation obligations could significantly increase our costs, making the maintenance and development of existing or new mines less economically feasible. Increases in financial assurance requirements could severely impact our credit capacity and our ability to raise capital for other projects or acquisitions. We may be unable to obtain letters of credit or surety bonds to satisfy these requirements, in which case we may be required to deposit cash as financial assurance. If we are unable to satisfy these requirements, we may face loss of permits, fines and other material and negative consequences.
Although we currently make provisions for our reclamation obligations, there can be no assurance that these provisions will be accurate in the future. Any underestimated or unanticipated reclamation costs could materially affect our business, operations and financial condition. Failure to provide regulatory authorities with the required financial assurances could potentially result in the closure of one or more of our operations, which could result in a material adverse effect on our operations and therefore our profitability.
Failure to secure water rights could have negative effects on our operations and financial condition.
Water rights are an area of significant and increasing focus for our foreign operations and community relations are significantly impacted by access and sourcing of water. Our mining operations require significant quantities of water for mining, ore processing and related support facilities. Certain of our operations and projects are located in areas where water is scarce and competition among users for access to water is significant. If water supplies become scarce or are negatively affected by environmental events or factors such as drought, water supplies to our operations might be reduced in order to maintain supply to the local communities in which we operate or for ecological purposes, whether or not we have legal rights to draw water. Laws and regulations may be introduced in certain jurisdictions which could limit our access to water resources.

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Any reduction in the availability of water may preclude development of otherwise potentially economic mineral deposits or may negatively affect costs, production and/or sales from our affected operations.
We are subject to legal proceedings, the outcome of which may affect our business.
The nature of our business subjects us to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty and the costs of these legal proceedings can be significant. Additionally, although largely unsuccessful to date, natural resource issuers are facing a significant increase in climate change related litigation. There can be no assurances that these matters will not have a material adverse effect on our reputation, our support by various stakeholders, our ability to secure permits, the market price of our shares or on our operations, business or financial condition generally. See “Legal Proceedings and Regulatory Actions” below.
We face risks associated with our joint venture operations and projects.
A number of our projects and operations are developed and operated through joint venture or shared ownership arrangements with third parties. These joint arrangements include, among others, Quebrada Blanca Phase 2, Fort Hills, Antamina, NuevaUnión, Zafranal, Galore Creek, Elkview and Greenhills. We face risks from the fact that at certain of our operations, like Fort Hills and Antamina, we are a minority partner and certain major decisions may be made without our consent, meaning we may not have control over a number of factors including, timing and amount of capital and operating expenditures, operation and production decisions, risk management and other operational practices.
We also face risks from the fact that at certain other projects, like NuevaUnión and Galore Creek, in which we hold a 50% interest, many decisions require the consent of our partner, and, even at projects or operations where we hold a majority interest, such as Quebrada Blanca, Zafranal, Schaft Creek, Elkview and Greenhills, major decisions affecting the project or operation may require agreement with our partners. Dispute resolution provisions with respect to major decisions in the relevant agreements may result in major decisions being made without our consent or may trigger other remedies.
The success and timing of these operations and projects depend on a number of factors that may be outside our control including, the financial resources of our partners and the objectives and interests of our partners. While joint venture partners may generally reach consensus regarding the direction and operation of the operation or project, there are no assurances that this will always be the case or that future demands and expectations will continue to align. Failure of joint venture partners to agree on matters requiring consensus may lead to development or operational delays, failure to obtain necessary permits or approvals in an efficient manner or at all, remedies under dispute resolution mechanisms, or the inability to progress with production at the relevant operation or development of the relevant project in accordance with expectations or at all, which could materially affect the operation or development of such projects or operations and our business and financial condition.
Volatility in commodity markets and financial markets may adversely affect our ability to operate and our financial condition and may cause the market price of our shares to fluctuate significantly.
Recent global financial conditions and commodity markets have been volatile. From time to time, access to financing has been negatively affected by many factors, including the financial distress of banks and other credit market participants and global market uncertainty. This volatility has from time to time affected and may in the future affect our ability to obtain equity or debt financing on

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acceptable terms, and may make it more difficult to plan our operations and to operate effectively. If volatility or market disruption affects our access to financing on reasonable terms, our operations and financial condition could be adversely affected.
Furthermore, the market price of our shares may fluctuate significantly in response to a number of factors, including, without limitation, variations in our operating results, changes in market conditions, announcements by us of strategic developments, acquisitions and other material events, speculation about us in the press or investment community, changes in market valuation of similar companies, developments in the mining business generally, activism, widespread adoption of investment policies that seek to reduce investment in companies involved in certain carbon-intensive activities, such as coal or oil sands, regulatory changes, and changes in political environments and changes in global financial markets generally. Any of these events could result in a material decline in the price of our shares. Many of these and other events and factors that impact the market price of our shares are beyond our control.
We have indebtedness to service and repay.
As of December 31, 2020, we and our consolidated subsidiaries had total debt, determined in accordance with IFRS, of $6.9 billion. We must generate sufficient amounts of cash to service and repay our debt, and our ability to generate cash will be affected by general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.
Our material financing agreements contain financial and other covenants that may impose restrictions on our business and, if breached by us, may require us to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity.
We are party to a number of financing agreements, including our credit facilities and the indentures governing our various public indebtedness, which contain financial and other covenants, including restrictive covenants. If we breach covenants contained in our financing agreements, we may be required to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity, and our ability to do so may be restricted or limited by the prevailing conditions in the capital markets, available liquidity and other factors. If we are unable to refinance any of our debt obligations in such circumstances, our ability to make capital expenditures and our financial condition and cash flows could be adversely impacted. In addition, our ability to borrow under our credit facilities is subject to our compliance with certain covenants, and the making of certain representations and warranties at the time of a borrowing request. See “Description of Capital Structure –— General Description of Capital Structure –— Credit Facilities” and ““Description of Capital Structure –— General Description of Capital Structure –— Public Indebtedness” for further information regarding, and a further discussion of the covenants in, our financing arrangements.
In addition, from time to time, new accounting rules, pronouncements and interpretations are enacted or promulgated that may require us, depending on the nature of those new accounting rules, pronouncements and interpretations, to reclassify or restate certain elements of our financing agreements and other debt instruments, which may in turn cause us to be in breach of the financial or other covenants contained in our financing agreements and other debt instruments.
Future funding requirements may affect our business and we may not have access to credit in the future.
Future investments, including development projects, acquisitions and other investments, may require significant capital expenditures. Our operating cash flow may not be sufficient to meet all of these expenditures depending on the timing and costs of development. As a result, new sources of capital may be needed to fund acquisitions or these investments. Additional sources of capital may not be

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available when required or on acceptable terms and as a result we may be unable to grow our business, finance our projects, take advantage of business opportunities, fund our ongoing business activities, respond to competitive pressure, retire or service outstanding debt or refinance maturing debt.
 We have significant financial support in the form of outstanding letters of credit issued by banks, which reduces the amount of other credit, including loans, that issuing banks may be willing to extend to us by way of debt financing. We also have a significant amount of surety bonds issued by insurance companies. These letters of credit and surety bonds are required for a number of purposes, mainly as security for reclamation obligations. If we are no longer rated investment grade, we may be required to deliver a significant amount of letters of credit to support our parent guarantees of the take-or-pay commitments in respect of our Fort Hills downstream arrangements and Quebrada Blanca Phase 2 power arrangements.
The surety bonds and the credit facilities that support our letters of credit do not currently require us to deliver cash collateral or other security, although we may elect to do so from time to time to reduce borrowing costs. If letters of credit, surety bonds or other acceptable financial assurance are not available to us on an unsecured basis, we may be required to deliver cash collateral to a financial institution that will issue the financial assurance, which would reduce our cash available for use in our business.
In addition, certain of our letters of credit are issued under uncommitted standby facilities. Our standby letter of credit facilities may be terminated at the election of the bank counterparty upon at least 90 days’ notice. In the event that a standby letter of credit facility is terminated, we would be required to deliver cash collateral to the bank counterparty if we were unable to terminate the letter of credit issued by the bank. Providers of our surety bonds also have the right to require the delivery of cash collateral upon 60 days’ notice.
Investor or general societal pressures may limit the appetite of certain institutions to lend to companies in carbon-intensive industries, or industries with a track record of social and environmental controversy, despite our efforts to adhere to leading industry practices regarding social and environmental matters. Certain financial institutions have announced that they will no longer provide funding to companies involved in oil sands or other projects due to environmental concerns, and more financial institutions may do so in the future.
Our credit ratings have been subject to change over the years. There can be no assurance that the credit ratings currently assigned to Teck’s debt securities will not be lowered. A downgrade by any rating agency could adversely affect the value of our outstanding debt securities, the value of our existing debt and our ability to obtain new financing on favourable terms, if at all, and may increase our borrowing costs and require us to provide additional financial support in respect of certain obligations relating to our operations, which in turn could have a material adverse effect on our operations, business and financial position.
We may be adversely affected by interest rate changes.
Our exposure to changes in interest rates results from investing and borrowing activities undertaken to manage our liquidity and capital requirements. We have incurred indebtedness that bears interest at fixed and floating rates, and we may from time to time enter into interest rate swap agreements to effectively convert some fixed rate exposure to floating rate exposure. There can be no assurance that we will not be materially adversely affected by interest rate changes in the future. In addition, our use of interest rate swaps exposes us to the risk of default by the counterparties to those arrangements. Any default by a counterparty could have a material adverse effect on our business.

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We may be adversely affected by currency fluctuations.
Our operating results and cash flow are affected by changes in currency exchange rates relative to the currencies of other countries. Exchange rate movements can have a significant impact on results, as a significant portion of our operating costs are incurred in Canadian and other currencies, most revenues are earned in U.S. dollars, and a significant portion of the capital costs for our QB2 project will be incurred in Chilean pesos. To reduce the exposure to currency fluctuations, we enter into foreign exchange contracts from time to time, but these hedges do not eliminate the potential that those fluctuations may have an adverse effect on us. In addition, foreign exchange contracts expose us to the risk of default by the counterparties to those contracts, which could have a material adverse effect on our business. In addition, our operating costs are influenced by the strength of the currencies of those countries where our operations are located, such as Chile, Peru and the United States.
Our general policy has been not to hedge currency exchange rates. From time to time, however, we have in the past and may in the future undertake currency hedging activities in specific circumstances. There can be no assurance that we will enter into these currency hedging activities or that these currency hedging activities will not cause us to experience less favourable economic outcomes that we would have experienced if we did not engage in such activities.
We face competition in product markets and from other natural resource companies.
The mining industry in general is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for the sale of the minerals. We must sell base metals, metal concentrates, by-product metals and concentrate, blended bitumen and steelmaking coal at prices determined by world markets over which we have no influence or control. Our competitive position is determined by our costs in comparison to those of other producers in the world. If our costs increase due to our locations, grade and nature of orebodies, foreign exchange rates, government policy changes, permitting costs or our operating and management skills, our profitability may be affected. We have to compete with larger companies that have greater assets and financial and human resources than us and which may be able to sustain larger losses than us.
We also compete with other natural resource companies to hire and retain skilled employees, and obtain specialized equipment, components and supplies to develop our projects or operate our mines. Competition in these areas could result in significant delays or increased costs to us in the development of our projects or the operation of our mines.
In addition, we face strong competition for exploration and producing properties. Competition in this area could impede our ability to acquire suitable exploration or producing properties on reasonable terms or at all in order to offset the depletion of our current reserves.
We may face market access restrictions or tariffs.
Access to our markets may be subject to ongoing interruptions or trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Our products may also be subject to tariffs that do not apply to producers based in other countries. In 2018, the Chinese government imposed tariffs on our zinc and lead concentrates produced in the U.S. While these tariffs did not materially affect our business or our access to Chinese markets, there is no assurance that they will not do so in the future or that those tariffs will not increase in the future. The Chinese government has also from time to time placed restrictions on imports of steelmaking coal. Recent restrictions imposed by the Chinese government on the import of Australian coal have had a major impact on global steelmaking coal markets. Other than the foregoing, there are currently no significant trade barriers existing or impending of which we are

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aware that do, or could, materially affect our access to certain markets; however, there can be no assurance that our access to these markets will not be restricted in the future, or that tariffs or similar measures will not impair the competitiveness of our products.
Fluctuations in the price and availability of consumed commodities affect our costs of production.
Prices and availability of commodities consumed or used in connection with exploration, development, mining, smelting, refining and blending, such as natural gas, diesel, oil, diluent and electricity, as well as reagents such as copper sulphate, fluctuate and these fluctuations affect the costs of production at our various operations. Our smelting and refining operations at Trail require concentrates, some of which are produced at our Red Dog mine and some of which we purchase from third parties. The availability of those concentrates and the treatment charges we can negotiate fluctuate depending on market conditions. These fluctuations can be unpredictable, can occur over short periods, and may have a material adverse impact on our operating costs or on the timing and costs of various projects. Our general policy is not to hedge our exposure to changes in prices of the commodities we use in our business.
We could be subject to potential labour unrest or other labour disturbances as a result of the failure of negotiations in respect of our collective agreements.
Approximately 5,500 of our approximately 10,000 regular employees (as of December 31, 2020) are employed under collective bargaining agreements. We could be subject to labour unrest or other labour disturbances as a result of delays in or the failure of negotiations in respect of our collective agreements, which could, while ongoing, have a material adverse effect on our business. See “Description of the Business — Human Resources” for a description of our regular employee category and the expiry dates of the collective bargaining agreements covering unionized employees at our material projects.
We may not be able to hire enough skilled employees to support our operations.
We compete with other mining companies to attract and retain key executives and skilled and experienced employees. The mining industry is labour intensive and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees, including our ability to attract employees with needed skills in the geographic areas in which we operate. We face competition for limited candidates in many trades and professions, and may see current employees leave to pursue other opportunities. We could experience increases in our recruiting and training costs, and decreases in our operating efficiency, productivity and profit margins if we are not able to attract, hire and retain a sufficient number of skilled employees to support our operations.
Our reserve and resource estimates may prove to be incorrect.
Disclosed reserve and mine life estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. We estimate and report our mineral and oil and gas reserves and resources in accordance with the requirements of the applicable Canadian securities regulatory authorities and industry practice.
We disclose both mineral reserves and mineral resources. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves.

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In general, our mineral reserves and resources are estimated by persons who are, or were at the time of their report, employees of the respective operating company for each of our operations under the supervision of our employees. These individuals are not “independent” for purposes of applicable securities legislation. Generally, we do not use outside sources to verify mineral reserves or resources, except at the initial feasibility stage and through periodic external audits.
We disclose both oil and gas reserves and resources other than reserves in accordance with applicable Canadian securities requirements. Resources other than reserves (further defined as contingent or prospective) are less certain due to geologic, economic, legal, market, political, social, or regulatory conditions, as well as level of corporate commitment. These resources may not be developed, and are less likely to be accurately estimated or recovered than reserves.
The reserve and resource figures included or incorporated in this disclosure document by reference are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade, continuity and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, production costs, mining and processing recoveries, cut-off grades, long-term commodity prices and, in some cases, exchange rates, inflation rates, capital costs and applicable taxes and royalties. As a result, changes in estimates or inaccuracy of estimates may affect our reserves and resources. The sampling, interpretations or assumptions underlying any reserve or resource estimate may be incorrect, and the impact on reserves or resources may be material.
Should the mineralization and/or configuration of a deposit ultimately turn out to be significantly different from that currently envisaged, or should regulatory standards or enforcement change, then the proposed mining plan may have to be altered in a way that could affect the tonnage and grade of the reserves mined and rates of production and, consequently, could adversely affect the profitability of the mining operations. In addition, short-term operating factors relating to the reserves, such as the need for orderly development of orebodies or the processing of new or different ores, may cause reserve and resource estimates to be modified or operations to be unprofitable in any particular fiscal period.
There can be no assurance that our projects or operations will be, or will continue to be, economically viable, that the indicated amount of minerals or hydrocarbons will be recovered, or that they will be recovered at the prices assumed for purposes of estimating reserves.
The depletion of our mineral reserves may not be offset by future discoveries or acquisitions of mineral reserves.
We must continually replace mineral reserves depleted by production to maintain production levels over the long term. This is done by expanding known mineral reserves or by locating or acquiring new mineral deposits.
There is, however, a risk that depletion of reserves will not be offset by future discoveries or acquisitions of mineral reserves. Exploration for minerals and oil and gas is highly speculative and involves many risks. Few properties that are explored are ultimately developed into producing mines. The reasons why a mineral property may be non-productive often cannot be anticipated in advance. Further, significant costs are incurred to establish mineral or oil and gas reserves and to construct mining and processing facilities. Development projects have no operating history upon which to base estimates of future cash flow and are subject to the successful completion of feasibility studies, obtaining necessary government permits, obtaining title or other land rights, and availability of financing, among other things. In addition, assuming discovery of an economic orebody, depending on the type of mining operation involved many years may elapse from the initial phases of drilling

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until commercial operations are commenced. Accordingly, there can be no assurances that our current work programs will result in any new commercial mining operations or yield new reserves to replace and/or expand current reserves in a timely manner.
Our operations depend on information technology systems, which may be disrupted or may not operate as desired.
We rely on information technology systems and networks in our operations. Our information technology systems are subject to disruption, damage or failure from a variety of sources, including, without limitation, security breaches, cybersecurity attacks, computer viruses, malicious software, natural disasters or defects in software or hardware systems. Our system and procedures for protecting against such attacks and mitigating such risks may prove to be insufficient in the future and such disruption, damage or failure could result in, among other things, production downtime, operational delays, theft of information or funds, destruction or corruption of data, damage to reputation, environmental or physical damage to our operations or surrounding areas or legal or regulatory consequences, any of which could have a material adverse effect on our financial condition, operations, production, sales, and business. We could also be adversely affected in a similar manner by system or network disruptions if new or upgraded information technology systems are defective, not installed properly or not properly integrated into our operations.
Our systems may be targeted for cyber-attack or other information technology security events.
As technologies evolve and cybersecurity attacks become more sophisticated, we may incur significant costs to upgrade or enhance our security measures to mitigate potential harm. Our exposure to these risks is expected to increase as we take steps to further integrate information technology in our operations through the adoption of technologies through our RACE21TM program.  We continue to invest in increasing our cyber security capability in line with our other technology investments and changes in the risk landscape.  Despite this investment, our security systems and procedures may be inadequate and we may be impacted by a cyber event resulting in, among other things, production downtime, destruction or corruption of data, reputational damage, physical damage to our operations, theft of information or funds, environmental impact or legal and regulatory consequences.
In addition to risks we face from cybersecurity incidents directed against our systems, we also face risks from cybersecurity incidents impacting our third-parties, including but not limited to contractors, consultants, suppliers, directly or indirectly involved in our business and operations. We are vulnerable to damage and interruptions from incidents involving these third-parties, and are exposed to consequences that could have a material adverse effect on our financial condition, operations, production, sales, and business.
Title defects or claims may affect our existing operations as well as our development projects and future acquisitions.
Title to our properties may be challenged or impugned. Our mining properties may be subject to prior unregistered agreements, transfers or subject to challenge by governments or private parties. Claims and title may be affected by, among other things, undetected defects. A determination of defective title or a challenge to title rights could impact our existing operations as well as exploration and development projects and future acquisitions, which may have a material adverse effect on our operations, business and cash flow.

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Indigenous Peoples’ claims and rights to consultation and accommodation may affect our existing operations worldwide as well as development projects and future acquisitions.
Governments in many jurisdictions must consult with Indigenous Peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. These requirements are subject to change from time to time. As an example, the Government of British Columbia has recently introduced legislation to implement the United Nations Declaration on the Rights of Indigenous Peoples in British Columbia, and the Canadian federal government has announced its intention to do the same. See “Risk Factors - Changes in environmental, health and safety laws may have a material adverse effect on our operations and projects.” Teck supports consultation and engagement with local communities, and consultation and other rights of Indigenous Peoples may require accommodations, including undertakings regarding financial compensation, employment, and other matters in impact and benefit agreements. This may affect our ability to acquire within a reasonable time frame effective mineral titles or environmental permits in these jurisdictions, including in some parts of Canada in which Aboriginal title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen Indigenous Peoples’ claims or grievances also could affect existing operations as well as development projects and future acquisitions. These legal requirements and the risk of Indigenous Peoples’ opposition may increase our operating costs and affect our ability to expand or transfer existing operations or to develop new projects.
We are subject to changes in law or policy in relation to taxes, fees and royalties
We are subject to taxes (including income taxes, mineral taxes and carbon taxes), various fees and royalties imposed by various levels of government across the jurisdictions in which we operate.  The laws imposing these taxes, fees and royalties and the manner in which they are administered may in the future be changed or interpreted in a manner that materially and adversely affects our business, financial position and results of operations.
We operate in foreign jurisdictions and face added risks and uncertainties due to different economic, cultural and political environments.
Our business operates in a number of foreign countries where there are added risks and uncertainties due to the different economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, delays or inability to obtain permits, trade barriers and exchange controls, limitations on repatriation of funds, and material changes in taxation. Further, developing country status or an unfavourable political climate may make it difficult for us to obtain financing for projects in some countries.
A substantial portion of our base metals business is in Chile, which has recently been subject to significant social unrest and is undergoing a constitutional reform process. While our QB2 project has the benefit of a mining tax stability agreement, social conditions or political developments in Chile may result in tax increases or may disrupt our business and the impact may be material.
Our business is subject to the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, a breach or violation of which could lead to civil and criminal fines and penalties, loss of licences or permits and reputational harm.
We operate in certain jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. For example, the Canadian Corruption of Foreign Public

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Officials Act, the U.S. Foreign Corrupt Practices Act, and anti-corruption and anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny of and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents.
Our Code of Ethics, our Anti-Corruption Policy and other corporate policies mandate compliance with these anti-corruption and anti-bribery laws, and we have implemented training programs, internal monitoring and controls, and reviews and audits to ensure compliance with such laws. However, there can be no assurance that our internal control policies and procedures will always protect us from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by our affiliates, employees, contractors or agents. Violations of these laws, or allegations of such violations, could lead to civil and criminal fines and penalties, litigation, loss of operating licences or permits, or withdrawal of mining tenements, and may damage our reputation, which could have a material adverse effect on our business, financial position and results of operations, or cause the market value of our shares to decline. We may face disruption in our permitting, exploration or other activities resulting from our refusal to make “facilitation payments” in certain jurisdictions where such payments are otherwise prevalent.
We are highly dependent on third parties for the provision of transportation services and are subject to government action regarding production.
Due to the geographical location of many of our mining properties and operations, we are highly dependent on third parties for the provision of transportation services, including rail, pipeline and port services. We negotiate prices for the provision of these services in circumstances where we may not have viable alternatives to using specific providers, or have access to regulated rate setting mechanisms. Contractual disputes, demurrage charges, rail, pipeline and port capacity issues, availability of vessels and railcars, weather problems or other factors can have a material adverse effect on our ability to transport materials according to schedules and contractual commitments, and result in lower than anticipated sales volumes and revenue. In recent years we have experienced a loss of revenue and an increase in the cost of coal product due, in part, to logistics issues with our transportation service providers.
We have experienced significant challenges with pipeline capacity for our energy products resulting in low realized prices for our blended bitumen. In December 2018, the Government of Alberta announced temporary curtailment measures, which were relaxed in December 2020. We have long-term transportation contracts on the proposed Keystone XL pipeline expansion, and in January 2021 the U.S. government revoked construction permits for the pipeline expansion.
There can be no assurance that pipeline capacity constraints or production curtailment will not continue or increase in the future, each of which may materially affect our energy operations and revenue.
A number of our concentrate products include varying amounts of minor elements that are subject to increasing environment regulation, which may expose us to higher smelter treatment charges, penalties or limit our ability to sell certain products.
Our customer smelters are subject to increasingly stringent environmental regulation, in particular with respect to minor elements such as mercury, cadmium and thallium, which could adversely affect their ability to treat copper, zinc and lead concentrates from certain of our operations. We rely on

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customer smelters to process our concentrates into metals for sale. We are already restricted in our ability to sell certain products in certain jurisdictions for regulatory reasons. We may be required to pay higher smelter treatment charges or specific penalties relating to minor elements present in our concentrates, we may incur additional costs to blend certain products, or we may not be able to sell certain products at all in certain jurisdictions, depending on the regulatory environment.
The profitability of our Trail Operations depends in part on our ability to sell various products that may face more stringent environmental regulation.
In addition to zinc and lead, Trail Operations produces various minor metals and other compounds, which are sold into specialized markets. Changes in market demand for these products, or changes in export regulations or other regulatory restrictions, may limit our ability to sell these products. If we are unable to sell certain products at a profit, we may incur significant storage and disposal costs, or costs to change our production facilities or processes.
Our arrangements relating to our relationship with BC Hydro regarding the Waneta hydroelectric plant may require us to incur substantial costs.
In connection with the sale of our interest in the Waneta hydroelectric plant in 2018, we entered into a 20-year arrangement with BC Hydro, with the ability to renew for an additional 10 years, to use a portion of the energy derived from the Waneta hydroelectric plant for our Trail Operations. Under our arrangement with BC Hydro, Teck Metals is required to provide firm delivery of a portion of the energy from the Waneta hydroelectric plant to BC Hydro until 2036. If Teck Metals does not deliver power as required, it could be required to purchase replacement power in the open market or to pay liquidated damages to BC Hydro based on the market rate for power at the time of the shortfall. These costs are generally not covered by our insurance policies and we could incur substantial costs, especially if the shortfall is protracted.
In addition, BC Hydro has contracted to make power available to Teck Metals at favourable rates in amounts sufficient to meet the current and anticipated future requirements of our Trail Operations. If our entitlement to power from the Waneta hydroelectric plant (taking into account our arrangements with BC Hydro) is not sufficient to supply the requirements of our Trail Operations, we may be required to reduce production at our Trail Operations, or purchase power in the open market, in order to address any shortfall. Following expiry of this arrangement we may be required to purchase power in the open market to power our Trail Operations, which may require us to incur substantial additional costs to operate our Trail Operations.
We face risks in connection with our committed downstream arrangements in connection with Fort Hills.
Under the arrangements governing Fort Hills, we are obliged to lift our pro rata share of project production, and to supply the diluent required in order to create a bitumen blend that meets pipeline specifications. In order to meet our lifting obligations and to ensure that our share of project production reaches a market, we are required to enter into commitments to secure tankage and transportation (pipeline, rail) capacity. These commitments involve long-term take-or-pay obligations. There is a risk that there may be delays or interruptions in the availability of appropriate pipeline or rail capacity, that we may be unable to provide the required diluent despite our efforts to secure diluent supply, or that unanticipated events may otherwise interfere with our ability to lift and dispose of our share of Fort Hills production. In any of these events, we may face additional costs or penalties under the Fort Hills arrangements. In addition, interruptions in production at Fort Hills may not relieve us of take-or-pay obligations incurred in connection with our downstream arrangements,

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causing us to incur significant costs. We may face material losses in any of these situations, which may not be covered by insurance.
Our Red Dog Operations are subject to a limited annual shipping window, which increases the consequences of restrictions on our ability to ship concentrate from the operation.
Like our other mines, our Red Dog mine operates year-round on a 24-hour-per-day basis. Due to sea ice and weather conditions, the annual production of the mine must be stored at the port site and shipped within an approximate 100-day window when sea ice and weather conditions permit. Two purpose-designed shallow draft barges transport the concentrates to deep-water moorings. The barges cannot operate in severe swell conditions, and in 2020 one of the barges experienced a significant mechanical failure.
Unusual ice or weather conditions, or damage to the barges or ship loading equipment could restrict our ability to ship all of the stored concentrate. Failure to ship the concentrate during the shipping season could have a material adverse effect on our sales, as well as on our Trail Operations, and could materially restrict mine production subsequent to the shipping season.
Although we believe our financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance.
We prepare our financial reports in accordance with accounting policies and methods prescribed by International Financial Reporting Standards as issued by the International Accounting Standards Board. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the notes to our annual consolidated financial statements for the year ended December 31, 2020. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control systems for financial reporting. Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance in that regard.
Our insurance may not provide adequate coverage.
We maintain large self-insured retentions and insure against most risks up to reasonably high limits through captive insurance companies. Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to certain hazards, and large losses within our captive insurers could have an effect on our consolidated financial position. We may elect not to maintain insurance for certain risks due to the high premiums associated with insuring those risks and for various other reasons. In other cases, insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry. Insurance availability at any time is driven by a number of factors, and availability will be further pressured by the announced intentions of certain providers to restrict underwriting of certain industries, assets or projects, such as oil sands. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on our business, operations or financial position.
Our pension and other post-retirement liabilities and the assets available to fund them could change materially.
We have substantial assets in defined benefit pension plans, which arise through employer contributions and returns on investments made by the plans. The returns on investments are subject

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to fluctuations, depending upon market conditions, and we are responsible for funding any shortfall of pension assets compared to our pension obligations under these plans.
We also have certain obligations to current and former employees with respect to post-retirement benefits. The cost of providing these benefits can fluctuate and the fluctuations can be material.
Our liabilities under defined benefit pension plans and in respect of other post-retirement benefits are estimated based on actuarial and other assumptions. These assumptions may prove to be incorrect and may change over time, and the effect of these changes can be material.

Dividends
Our Class A common shares and Class B subordinate voting shares rank equally as to the payment of dividends. Total dividends per share declared and paid in the past three years were:

Year ended December 31	2020	2019	2018
Dividends paid per share	$0.20	$0.20	$0.30
Our dividend policy contemplates the payment of a quarterly base dividend and annual consideration of a supplemental dividend. Each year, the Board reviews the free cash flow generated by the business, the outlook for business conditions and priorities regarding capital allocation in accordance with our capital allocation framework, and determine whether a supplemental dividend should be paid.
If declared, supplemental dividends may be highly variable from year to year, given the volatility of commodity prices and the potential need to conserve cash for certain project capital expenditures or other corporate policies. In accordance with the policy, in 2020 we declared and paid an aggregate $0.20 per share base dividend and no supplemental dividend. The payment of dividends is at the discretion of the Board, who will review the dividend policy regularly in the context of our capital allocation framework.
All dividends paid on our Class A common shares and Class B subordinate voting shares after 2005 are eligible dividends for purposes of the federal and provincial enhanced dividend tax credit that may be claimed by Canadian resident individuals.
We may not pay dividends on the Class A common shares and Class B subordinate voting shares unless all dividends on any preferred shares outstanding have been paid to date. We do not currently have any preferred shares outstanding.
Description of Capital Structure
General Description of Capital Structure
SHARE CAPITAL
Teck is authorized to issue an unlimited number of Class A common shares and Class B subordinate voting shares and an unlimited number of preference shares, issuable in series.
Class A common shares carry the right to 100 votes per share. Class B subordinate voting shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B subordinate voting share. In all other respects, including dividend rights and the

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distribution of property upon dissolution or winding-up of the Company, the Class A common shares and Class B subordinate voting shares rank equally.
The attributes of the Class B subordinate voting shares contain so called “coattail” provisions, which provide that, in the event that an offer (an Exclusionary Offer) to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share at the option of the holder during a certain period, provided that any Class A common shares received upon such conversion are deposited to the Exclusionary Offer. Any Class B subordinate voting shares converted into Class A common shares pursuant to such conversion right will automatically convert back to Class B subordinate voting shares in the event that any such shares are withdrawn from the Exclusionary Offer or are not otherwise ultimately taken up and paid for under the Exclusionary Offer.
The Class B subordinate voting shares will not be convertible in the event that holders of a majority of the Class A common shares (excluding those shares held by the offeror making the Exclusionary Offer) certify to Teck that they will not, among other things, tender their Class A common shares to the Exclusionary Offer.
If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a “takeover bid” or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the coattail provisions will not apply.
The above is a summary only. Reference should be made to the articles of Teck, a copy of which may be obtained on SEDAR at www.sedar.com or by writing to the Corporate Secretary.
Securities subject to contractual restriction on transfer
On July 15, 2009, Teck issued 101.3 million Class B subordinate voting shares to Fullbloom Investment Corporation (Fullbloom), a wholly owned subsidiary of China Investment Corporation (CIC). Each of Fullbloom and CIC have agreed that neither of them will, without the prior written consent of Teck, knowingly dispose or agree to dispose (directly or indirectly) of all or a significant portion of their Class B subordinate voting shares to any person that at the time of the disposition is (i) either itself, or through its affiliates, a direct participant in the mining, metals or minerals industries with respect to a substantial portion of the business of itself and its affiliates taken together, (ii) a material customer of Teck, or (iii) a person who, based on Fullbloom and CIC’s actual knowledge without inquiry, is not dealing at arm’s-length with any of the persons referred to in (i) or (ii) in connection with securities of Teck, in each case anywhere in the world. These transfer restrictions are subject to certain exceptions.
In September 2017, Fullbloom sold 42 million of its Class B subordinate voting shares. As a result, 59.3 million shares remain subject to the restrictions described above, representing 11.3% of Teck’s outstanding Class B subordinate voting shares as at February 17, 2021.
CREDIT FACILITIES
We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. As at December 31, 2020, we or our subsidiaries were party to various credit agreements establishing the following credit facilities (collectively, the credit facilities):
■A US$4 billion revolving credit facility provided by a syndicate of lenders, which matures on November 22, 2024. As at December 31, 2020, US$262 million was outstanding under the facility.

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■A US$1 billion revolving credit facility provided by a syndicate of lenders, which matures on June 30, 2022. As at December 31, 2020, the facility was undrawn.
■A $200 million uncommitted standby letter of credit facility with Bank of Montreal. As at December 31, 2020, $179 million of letters of credit under the facility were outstanding.
■A $150 million uncommitted credit facility with Royal Bank of Canada. As at December 31, 2020, $129 million of letters of credit under the facility were outstanding.
■A $150 million uncommitted standby letter of credit facility with Canadian Imperial Bank of Commerce. As at December 31, 2020, $124 million of letters of credit under the facility were outstanding.
■A $100 million uncommitted standby letter of credit facility with the Toronto-Dominion Bank. As at December 31, 2020, $73 million of letters of credit under the facility were outstanding.
■A $125 million uncommitted standby letter of credit facility with BNP Paribas. As at December 31, 2020, $116 million of letters of credit under the facility were outstanding.
■A $125 million uncommitted standby letter of credit facility with United Overseas Bank. As at December 31, 2020, $115 million of letters of credit under the facility were outstanding.
■A $100 million uncommitted standby letter of credit facility with National Bank of Canada. As at December 31, 2020, $100 million of letters of credit under the facility were outstanding.
■A $75 million uncommitted standby letter of credit facility with Sumitomo Mitsui Banking Corporation. As at December 31, 2020, $46 million of letters of credit under the facility were outstanding.
■A $50 million uncommitted standby letter of credit facility with MUFG Bank Ltd. As at December 31, 2020, $39 million of letters of credit under the facility were outstanding.
■A US$450 million Performance Security Guarantee Issuance and Indemnity Agreement with Export Development Canada (EDC), regarding our Red Dog mine. As at December 31, 2020, US$419 million of letters of credit, issued by third-party banks but secured by EDC under this arrangement, were outstanding.
■A $150 million Performance Security Guarantee Issuance and Indemnity Agreement with EDC, regarding our coal operations. As at December 31, 2020, $144 million of letters of credit, issued by third-party banks but secured by EDC under this arrangement, were outstanding.
■A credit facility with Goldman Sachs Mortgage Company for up to US$100 million of letters of credit. As at December 31, 2020, the facility was undrawn.
In addition to the letters of credit outstanding under the facilities listed above, we also had, as at December 31, 2020, $459 million of various other letters of credit and $840 million of surety bonds outstanding. The letters of credit are issued by financial institutions on an as-negotiated basis mainly to support our reclamation obligations. While a variety of banks issue these letters of credit, approximately $116 million were issued on a stand-alone basis by Scotiabank Chile and approximately $185 million were issued on a stand-alone basis by the Bank of Nova Scotia. The surety bonds are provided by insurance companies and support our reclamation obligations.
Our uncommitted standby letter of credit facilities may be terminated at the election of the bank counterparty upon at least 90 days’ notice, and we would be required to deliver cash collateral to the bank counterparty if we were unable to replace any outstanding letters of credit prior to termination. These facilities are typically renewed on an annual basis. From time to time, at our election, we may reduce the

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fees paid to banks issuing letters of credit by making short-term deposits of excess cash with those banks. The deposits earn a competitive rate of interest and are generally refundable on demand. At December 31, 2020, we did not have any such deposits. Our surety bonds provide the insurance issuer with the right, on between 30 and 60 days’ notice, to require Teck to obtain the return of a surety bond or to deliver cash collateral if we are unable to return the bond.
In addition to the above, on November 18, 2019, Compañía Minera Teck Quebrada Blanca, S.A. (QBSA) closed a US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project. Project finance loans issued under this facility are secured against the assets of QBSA and are guaranteed pre-completion on a several basis by Teck, Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation pro rata to their respective interests in the Series A shares of QBSA. Borrowing by QBSA under the project finance arrangements is subject to a number of conditions, including there being no event of default under the arrangements.
The owner of the Antamina project, CMA, is party to credit facilities. We hold a 22.5% interest in CMA. As at December 31, 2020, our proportionate share of CMA’s borrowings under its credit facilities was US$90 million. The Antamina facilities are non-recourse to us and the other Antamina project sponsors.
Our US$4.0 billion and US$1.0 billion revolving credit facilities contains restrictive and financial covenants, including:
■a requirement to maintain a net debt to total capitalization (net debt over debt-plus-equity) ratio of not more than 0.60:1.0;
■a restriction on certain of our subsidiaries incurring indebtedness of more than an aggregate of US$675 million unless the relevant subsidiary guarantees the credit facility;
■a provision requiring prepayment in the event of a change of control at Teck; and
■a prohibition on agreements that might restrict certain subsidiaries from issuing dividends or other distributions to, or making or repayment of loans to, Teck.
Our revolving credit facilities include customary events of default, which include non-payment of principal, interest, fees or other amounts owing in connection with such credit facilities, inaccuracy of representations and warranties, violation of covenants (subject, in the case of certain affirmative covenants, to a grace period), a payment default by Teck or any material subsidiary (as defined in the applicable credit facility) in respect of indebtedness equal to or in excess of US$100 million, acceleration of indebtedness equal to or in excess of US$100 million, bankruptcy or insolvency events of Teck or a material subsidiary, the rendering of a final judgment against Teck or any material subsidiary or a combination thereof in excess of US$100 million, the rendering of a final judgment not involving the payment of money against Teck or any material subsidiary that could reasonably be expected to result in a material adverse effect (as defined in the applicable credit facility) and certain events under the United States Employee Retirement Income Security Act of 1974.
Borrowing under our primary committed credit facilities is subject to our compliance with the covenants in the relevant agreement and our ability to make certain representations and warranties at the time of the borrowing request.
Our reclamation obligations are included in the “Other Liabilities and Provisions” line item on our balance sheet. Associated letters of credit and surety bonds would not become a liability unless the letter of credit or surety bond is drawn by the beneficiary, which drawing would be triggered if we did not perform our obligations under the relevant contract or permit. In the event of a drawing, we would be required to reimburse the issuing bank or surety bond provider for the amount drawn on the letter of credit or surety bond, respectively.

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There are no restrictions on borrowing, or additional covenants, triggered under our credit facilities as a result of ratings downgrades, although the pricing under certain of our credit facilities varies with credit ratings. Teck’s indebtedness outstanding under each of the credit facilities ranks pari passu in right of payment with the indebtedness under each of the other credit facilities and with all of Teck’s other indebtedness for borrowed money, except that which is secured by liens permitted by the credit facilities and indentures.
PUBLIC INDEBTEDNESS
As of December 31, 2020, our public indebtedness consisted of eight series of outstanding notes.
We have issued notes under an indenture dated September 12, 2002, an indenture dated August 17, 2010 (as supplemented from time to time in connection with an offering of notes) and an indenture dated June 20, 2020. The Bank of New York Mellon acts as trustee under each indenture. All of our notes are issued under the 2010 indenture, except for our 6.125% notes due October 1, 2035, which were issued under the 2002 indenture and our 3.900% notes due 2030, which were issued under the 2020 indenture.
The details of the outstanding principal amount, coupon and issuance date of each issuance of our outstanding series of notes as of December 31, 2020 follows:
■US$150 million of 4.750% notes due 2022;
■US$108 million of 3.750% notes due 2023;
■US$550 million of 3.900% notes due 2030;
■US$609.355 million of 6.125% notes due 2035;
■US$490.670 million of 6.000% notes due 2040;
■US$794.717 million of 6.250% notes due 2041;
■US$399.043 million of 5.200% notes due 2042; and
■US$376.908 million of 5.400% notes due 2043.

In June 2020, we issued US$550 million principal amount of 3.900% senior unsecured notes due July 2030. Also in June 2020, we purchased, pursuant to one or both of cash tender offers and private purchase, US$104 million of 4.5% notes due 2021, US$52 million of 4.75% notes due 2022 and US$112 million of 3.75% notes due 2023. In July 2020, we redeemed all of the outstanding 4.5% notes due 2021 that were not purchased as a part of the June 2020 tender offer.

The 2020 indenture and indentures supplementing the 2010 indenture include a covenant requiring us to offer to purchase the notes in the event of a change in control (as defined in the related supplemental indentures), and all of the bond indentures include restrictive covenants regarding liens on certain assets of Teck and certain restricted subsidiaries (as defined in the indentures). The indentures also provide for customary events of default, which include non-payment of principal or interest, failure to comply with covenants, the bankruptcy or insolvency of Teck or a material subsidiary, final judgments against Teck or a material subsidiary in excess of US$100 million, failure to pay other indebtedness in excess of US$100 million, or an acceleration of other indebtedness in excess of US$100 million.
The above is a summary of the terms of our public notes and is qualified in its entirety by reference to the indentures under which the notes were issued. A copy of the indentures can be found under Teck’s profile on SEDAR at www.sedar.com.

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RATINGS
The following table sets forth the current ratings that we have received from rating agencies in respect of our outstanding securities. The cost of funds under our credit facilities depend in part on our credit ratings from time to time, and our obligation to deliver letters of credit to support certain obligations also depends on our credit ratings. In addition, credit ratings affect our ability to obtain other short-term and long-term financing and the cost of such financing. The drawn and undrawn costs under some of our credit facilities are based upon our credit ratings, and could increase, or decrease, if Teck’s credit ratings are downgraded, or upgraded, respectively.
Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities and may be revised or withdrawn at any time by the credit rating organization. In addition, real or anticipated changes in the ratings assigned to a security will generally affect the market value of that security. We cannot guarantee that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.
Our current credit ratings are as follows:

	Moody’s	Standard & Poor’s	Fitch	DBRS
Senior unsecured notes(1)	Baa3	BBB-	BBB-	BBB
(1) All of our outstanding notes are senior unsecured notes.
A description of the rating categories of each of the rating agencies is set out below.
MOODY’S INVESTOR SERVICE (MOODY’S)
Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of securities rated. Moody’s “Baa3” rating assigned to our senior unsecured notes is the fourth-highest major rating of 10 major rating categories. Under Moody’s definitions, an obligation rated “Baa3” is subject to moderate credit risk; considered medium-grade and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicates where the obligation ranks within its ranking category, with 1 being the highest.
STANDARD & POOR’S (S&P)
S&P’s long-term issue credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated. S&P’s “BBB-” rating assigned to our senior unsecured notes is the fourth-highest major rating of 10 major rating categories. Under S&P’s definitions, an obligation rated “BBB-” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor's capacity to meet its financial commitments on the obligation. S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category.

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FITCH RATINGS (FITCH)
Fitch’s long-term credit ratings are on a scale ranging from AAA to D, representing the range from highest to lowest quality of securities rated. Fitch’s “BBB-” rating assigned to our senior unsecured notes is the fourth-highest of nine major rating categories. Under Fitch’s definitions, an obligation rated “BBB-” is in the category of good credit quality and the rating indicates that expectations of default risk are currently low; and the capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity. Fitch may append the modifier “+” or “-” to a rating to denote the relative status of a security within a major rating category.
MORNINGSTAR DOMINION BOND RATING SERVICE (DBRS)
DBRS’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated. DBRS’s “BBB” rating assigned to our senior unsecured notes is the fourth-highest major rating of the eight major rating categories. Under DBRS’ definitions, an obligation rated “BBB” is of adequate credit quality with the capacity for payment of financial obligations considered acceptable however, may be vulnerable to future events. A reference to “high” or “low” reflects the relative strength within the rating category.
PAYMENTS TO AGENCIES
We have made payments in respect of certain services provided to us by each of Moody’s, S&P and Fitch during the last two years.

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Market for Securities
Trading Price and Volume
Our Class A common shares are listed on the Toronto Stock Exchange under the ticker symbol TECK.A. Our Class B subordinate voting shares are listed on the Toronto Stock Exchange under the ticker symbol TECK.B and on the New York Stock Exchange under the symbol TECK. The following tables set out the monthly price ranges and volumes traded on The Toronto Stock Exchange during 2020 for the Class A common shares and Class B subordinate voting shares.

Teck Resources A				Teck Resources B
Date	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
January	23.33	17.99	153,234	23.09	16.84	44,121,012
February	21.25	14.56	154,330	19.13	12.94	49,755,335
March	18.37	9.00	161,343	14.78	8.15	101,694,725
April	17.75	12.75	135,876	12.68	9.41	73,051,195
May	16.47	14.02	51,171	13.97	11.01	46,989,217
June	18.73	15.00	51,361	16.45	12.87	60,259,918
July	17.00	15.01	30,689	16.04	13.46	46,818,002
August	19.34	15.35	65,009	16.96	13.66	37,542,347
September	22.25	17.38	89,001	20.55	14.64	67,123,837
October	20.99	18.90	49,913	19.32	15.81	58,841,240
November	27.09	19.32	85,052	21.35	17.09	42,893,698
December	30.00	24.78	57,533	24.08	20.98	45,305,746
Source: TSX

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Directors and Officers
Directors
As at February 17, 2021, the Directors of Teck are as follows

Name, City, Province/State and Country of Residence	Principal Occupations within Previous Five Years	Director Since
Mayank M. Ashar(2)(5)(6) Calgary, Alberta, Canada	Principal, Bison Refining LLC since 2019; previously, principal of CanOilX LLC; an advisor for Reliance Industries Limited; Managing Director, and Chief Executive Officer of Cairn India Limited from November 2014 to June 2016.	November 2007
Quan Chong Beijing, China	Chair of the China Society for World Trade Organization Studies; previously, Deputy China International Trade Representative (Vice-Ministerial level) from 2010 to 2018.	April 2016
Edward C. Dowling(1)(3)(4)(6) Mattapoisett, Massachusetts, United States	Chairman, Copper Mountain Mining Company and Polyus Public Joint-Stock Company and a director of SSR Mining Inc.	September 2012
Eiichi Fukuda(5) Vancouver, British Columbia, Canada	President of Sumitomo Metal Mining Canada Ltd.; previously, held various other roles within the Sumitomo Metal Mining group since 1986.	April 2016
Toru Higo(5) Tokyo, Japan	Director, Executive Officer and General Manager of the Corporate Planning Department of Sumitomo Metal Mining Co., Ltd.; previously held various other roles within the Sumitomo Metal Mining group since 1986.	September 2019
Norman B. Keevil III(1) Victoria, British Columbia, Canada	Vice Chair of Teck. President of Boydel Wastewater Technologies Inc.; previously Chief Operating Officer of Sunpump Solar Inc. 2015 to 2016 and President of Poncho Wilcox Engineering from 2009 to 2015.	April 1997
Donald R. Lindsay(1) Vancouver, British Columbia, Canada	President and Chief Executive Officer of Teck since 2005.	February 2005
Tracey L. McVicar(1)(2)(3)(4) Vancouver, British Columbia, Canada	Partner of CAI Capital Partners since 2003.	November 2014
Sheila A. Murray(1) Toronto, Ontario, Canada	Chair of the Board since February 2020; Corporate Director; previously, President, Executive Vice-President and General Counsel and Secretary of CI Financial Corp.	April 2018
Kenneth W. Pickering(3)(5)(6) Chemainus, British Columbia, Canada	Corporate Director and private international mining operations and project development consultant since 2010; previously, VP Major Products, Closed Mines & North American Assets, BHP Billiton Base Metals.	April 2015
Una M. Power (1)(2)(3)(4) Vancouver, British Columbia, Canada	Corporate Director; previously, Chief Financial Officer of Nexen Energy ULC from 2009 to 2016.	April 2017
Timothy R. Snider (1)(2)(5)(6) Tucson, Arizona, United States	Chairman of Cupric Canyon Capital LP/GP since 2010; previously, President & COO, Freeport-McMoRan Copper and Gold, Inc.	April 2015
(1)Member of the Executive Committee
(2)Member of the Audit Committee

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(3)Member of the Compensation & Talent Committee
(4)Member of the Corporate Governance & Nominating Committee
(5)Member of the Safety & Sustainability Committee
(6)Member of the Technical Committee
(7)Ms. McVicar was a director of G.L.M. Industries LP (GLM), a portfolio company of CAI Capital Management Co. In July 2015, at the time Ms. McVicar was a director of GLM, a court order granted by the Court of Queen’s Bench of Alberta placed GLM into receivership and appointed a receiver of GLM. Ms. McVicar was a director of Tervita Corporation until December 2016. In December 2016, Tervita completed a recapitalization by way of a court-approved plan of arrangement reducing Terivita’s total debt.
In addition to the above committees, directors may participate in sub-committees of the Board from time to time formed on an ad hoc basis to review certain matters in further detail. Each of the Directors is elected to hold office until the next annual meeting of the Company or until a successor is duly elected or appointed. The next annual meeting of the Company is scheduled to be held on April 28, 2021.
Officers
As at February 17, 2021, the officers of Teck are as follows:

Name, City, Province/State and Country of Residence	Office Held with Teck and Principal Occupations within Previous Five Years
Sheila A. Murray Toronto, Ontario, Canada	Chair of the Board since February 2020; Corporate Director; previously, President, Executive Vice-President and General Counsel and Secretary of CI Financial Corp.
Norman B. Keevil III Victoria, British Columbia, Canada	Vice Chair of the Board since September 2018; President of Boydel Wastewater Technologies Inc.; previously Chief Operating Officer of Sunpump Solar Inc. 2015 to 2016
Donald R. Lindsay Vancouver, British Columbia, Canada	President and Chief Executive Officer of Teck
Dale E. Andres(1) Vancouver, British Columbia, Canada	Senior Vice President, Base Metals since May 2016; previously, Senior Vice President, Copper
Shehzad Bharmal Vancouver, British Columbia, Canada	Senior Vice President, Base Metals, North America and Peru since December 2020; previously, Vice President, North American Operations, Base Metals,, Vice President, Planning & Development, Base Metals and Vice President, Strategy & Development, Copper
Alex N. Christopher Vancouver, British Columbia, Canada	Senior Vice President, Exploration, Projects & Technical Services since July 2016; previously, Vice President, Exploration
Harry M. Conger West Vancouver, British Columbia, Canada	Executive Vice President and Chief Operating Officer since September 2020; previously President and Chief Operating Officer, Americas, Freeport-McMoRan Inc.
Réal Foley Calgary, Alberta, Canada	Senior Vice President, Marketing and Logistics since January 2020; previously Vice President, Marketing, Coal and Base Metals and Vice President, Coal Marketing
Andrew J. Golding(1) West Vancouver, British Columbia, Canada	Senior Vice President since August 2020; previously, Senior Vice President, Corporate Development
Nicholas P.M. Hooper Toronto, Ontario, Canada	Senior Vice President, Corporate Development since September 2020; previously, Managing Director, Rothschild & Co.

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Name, City, Province/State and Country of Residence	Office Held with Teck and Principal Occupations within Previous Five Years
Kieron McFadyen Calgary, Alberta, Canada	Senior Vice President, Energy since March 2018; previously, Executive Vice President and President, Upstream Oil and Gas, Cenovus Energy Inc. and prior to that Vice President, Non-Operated Joint Ventures, Royal Dutch Shell plc
Ronald A. Millos(1) Vancouver, British Columbia, Canada	Senior Vice President since October 2020; previously, Senior Vice President, Finance and Chief Financial Officer
Andrew K. Milner Vancouver, British Columbia, Canada	Senior Vice President and Chief Transformation Officer since September 2019; previously, Senior Vice President, Technology and Innovation at Teck and prior to that Vice President, Production Systems, BHP Billiton Limited.
H. Fraser Phillips Vancouver, British Columbia, Canada	Senior Vice President, Investor Relations and Strategic Analysis since March 2017; previously, Managing Director, RBC Capital Markets
Jonathan H. Price Leatherhead, Surrey, United Kingdom	Senior Vice President and Chief Financial Officer since October 2020; previously, Chief Transformation Officer at BHP
Peter C. Rozee West Vancouver, British Columbia, Canada	Senior Vice President, Commercial and Legal Affairs
Robin B. Sheremeta Sparwood, British Columbia, Canada	Senior Vice President, Coal since May 2016; previously, Vice President, Operations, Coal
Marcia M. Smith Vancouver, British Columbia, Canada	Senior Vice President, Sustainability and External Affairs
Dean C. Winsor West Vancouver, British Columbia, Canada	Senior Vice President and Chief Human Resources Officer since November 2018; previously, Vice President, Human Resources
Ian K. Anderson Coleman, Alberta, Canada	Vice President, Logistics Base Metals since October 2019; previously, General Manager, Fording River Operations and General Manager, Line Creek Operations
Greg J. Brouwer Kamloops, British Columbia, Canada	Vice President, Transformation since September 2019; previously, Vice President, Technology and Innovation, General Manager, Technology and Innovation, and General Manager, Teck Highland Valley Copper
Douglas B. Brown Vancouver, British Columbia, Canada	Vice President, Corporate Affairs since September 2020; previously Director, Public Affairs since 2016
Anne J. Chalmers Vancouver, British Columbia, Canada	Vice President, Risk and Security and Chair, Materials Stewardship Committee
Amparo Cornejo Santiago, Chile	Vice President, Chile Sustainability and Corporate Affairs since November 2018; previously, Director, Social Responsibility and Corporate Affairs
Larry M. Davey Coleman, Alberta, Canada	Vice President, Maintenance since December 2020; previously, Vice President, Planning & Development, Coal since May 2016; previously Vice President, Development, Coal and General Manager Elkview Coal Mine

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Name, City, Province/State and Country of Residence	Office Held with Teck and Principal Occupations within Previous Five Years
Sepanta Dorri Toronto, Ontario, Canada	Vice President, Corporate Development since December 2018; previously, Vice President, Corporate and Stakeholder Development, Teranga Gold Corporation
Justine B. Fisher Vancouver, British Columbia, Canada	Vice President and Treasurer since June 2020; previously Vice President, Goldman Sachs Group Inc.
C. Jeffrey Hanman Vancouver, British Columbia, Canada	Vice President, Sustainable Development, Coal since December 2020; previously, Vice President, Corporate Affairs since March 2017; previously, Head of Corporate Affairs and Director of Communications
Amber C. Johnston-Billings Vancouver, British Columbia, Canada	Vice President, Communities, Government Affairs and HSEC Systems; since October 2020; previously, Chief Sustainability Officer, Trevali Mining Corporation, Director, Sustainability Strategy and Climate Change, KPMG Australia, and Head of Sustainability and Reporting, South32 Limited
M. Colin Joudrie North Vancouver, British Columbia, Canada	Vice President, Business Development
Ralph J. Lutes Beijing, China	Vice President, Asia
Scott E. Maloney Vancouver, British Columbia, Canada	Vice President, Environment since September 2017; previously, Lead HSE Assurance and Review and Manager Health Safety Environment Community at BHP
Stuart R. McCracken Berkshire, United Kingdom	Vice President, Exploration and Geoscience since April 2020; previously, Regional Head of Discovery Africa, Europe and Australasia, Anglo American plc
Karla L. Mills Anmore, British Columbia, Canada	Vice President, Project Development since November 2018; previously, Director, Project Development and Engineering
Douglas J. Powrie Vancouver, British Columbia, Canada	Vice President, Tax
Crystal J. Prystai North Vancouver, British Columbia, Canada	Vice President and Corporate Controller since December 2018; previously, Director, Finance, Reporting and Compliance
Amanda R. Robinson Vancouver, British Columbia, Canada	Corporate Secretary since February 2018; previously Partner at Fasken Martineau DuMoulin LLP
Kalev Ruberg West Vancouver, British Columbia, Canada	Vice President and Chief Innovation Officer since September 2019; previously Vice President, Teck Digital Systems and Chief Information Officer
Donald J. Sander Fernie, British Columbia, Canada	Vice President, Planning and Innovation, Coal since December 2020; previously, General Manager, Elkview Operations
André D. Stark Toronto, Ontario, Canada	Vice President, Marketing since January 2020; previously Head of Marketing, Coal and Director, Marketing, Coal
Keith G. Stein(1) Anmore, British Columbia, Canada	Vice President, Major Projects since November 2018; previously, Vice President, Project Development and Vice President, Projects

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Name, City, Province/State and Country of Residence	Office Held with Teck and Principal Occupations within Previous Five Years
Nikola Uzelac North Vancouver, British Columbia, Canada	Vice President, Legal since December 2020; previously, Senior Counsel since November 2018; previously Corporate Counsel
Alejandro M. Vasquez Santiago, Chile	Vice President, South America since August 2020; previously, held various positions at BHP, including Asset President, Pampa Norte, Vice President, Technology, Minerals Americas, and General Manager, Yandi Mine
Lawrence A. Watkins Abbotsford, British Columbia, Canada	Vice President, Health and Safety
Scott R. Wilson(1) Vancouver, British Columbia, Canada	Vice President since June 2020; previously Vice President and Treasurer
(1) Each of Messrs. Andres, Golding, Millos, Stein and Wilson are currently in a phased retirement process that is expected to complete by the end of the first quarter of 2021.
Audit Committee Information
MANDATE OF AUDIT COMMITTEE
The full text of our Audit Committee’s mandate is included as Schedule A to this Annual Information Form.
COMPOSITION OF THE AUDIT COMMITTEE
Our Audit Committee consists of four members. All of the members of the Committee are independent and financially literate. The names, relevant education and experience of each Audit Committee member are outlined below:
Una M. Power (Chair)
Ms. Power is a graduate of Memorial University B.Comm (Honours), and also holds CPA, CA and CFA designations. Ms. Power is the former Chief Financial Officer of Nexen Energy ULC, and held various other executive positions covering financial reporting, financial management, investor relations, business development, strategic planning and investment at Nexen. She is also a director of the Bank of Nova Scotia and TC Energy Corporation.
Tracey L. McVicar
Ms. McVicar is a graduate of the Sauder School of Business (B.Comm, Finance). She has over 20 years of experience in finance and investment banking. She is a Chartered Financial Analyst (CFA Institute) and Institute Certified Director (Institute of Corporate Directors). She served as the audit committee chair of BC Hydro Corporation from 2009 to 2014, and served as Teck’s audit committee chair from 2015 to 2020.
Mayank M. Ashar
Mr. Ashar is a graduate of the University of Toronto, holding multiple degrees, including a Master of Engineering and a Master of Business Administration. Mr. Ashar has extensive experience in international

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oil and gas industry through various senior executive roles, including as Managing Director and Chief Executive Officer at Cairn India Limited from October 2014 to June 2016, as President and Chief Executive Officer of Irving Oil Limited from 2008 to 2013, and in various executive roles at Suncor Energy Inc., from 1991 to 2008.
Timothy R. Snider
Mr. Snider is a graduate of Northern Arizona University (B.Sc). He is currently Chairman of Cupric Canyon Capital, LLC. Prior to this, he had a 38-year career with Phelps Dodge Corporation and its successor, Freeport-McMoRan Copper and Gold, Inc., during which he held numerous technical, operating and executive positions, including President and Chief Operating Officer.

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PRE-APPROVAL POLICIES AND PROCEDURES
The Audit Committee has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by PricewaterhouseCoopers LLP. All non-audit services are pre-approved by the Committee prior to commencement. In addition, the Committee has prohibited the use of the external auditors for the following non-audit services:
■bookkeeping or other services related to the accounting records or financial statements;
■financial information systems design and implementation;
■appraisal or valuation services, fairness opinions or contribution-in-kind reports;
■actuarial services;
■internal audit outsourcing services;
■management functions or human resources functions;
■broker or dealer, investment advisor, or investment banking services;
■legal services;
■expert services unrelated to the audit; and
■all other non-audit services unless there is a strong financial or other reason for external auditors to provide those services.
AUDITOR'S FEES
For the years ended December 31, 2020 and 2019, we paid the external auditors $6.5 million and $6.7 million, respectively, as detailed below:

	Year Ended 2020 ($000)	Year Ended 2019 ($000)
Audit Services(1)	4,965	5,371
Audit-Related Services(2)	723	365
Tax Fees(3)	418	288
All Other Fees(4)	397	653
Notes:
(1)Includes services that are provided by Teck’s external auditors in connection with the audit of the financial statements and internal controls over financial reporting.
(2)Includes assurance and related services that are related to the performance of the audit, pension plan and special purpose audits.
(3)Fees are for corporate and international expatriate tax services.
(4)Amounts relate to a number of projects, including greenhouse gas verification and sustainability assurance, as well as subscriptions to online accounting guidance and publications.

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Ownership by Directors and Officers and Interests in Material Transactions
As at February 17, 2021, the Directors and executive officers as a group beneficially own or exercise control or direction, directly or indirectly, over the following shares issued by Teck:

	Shares beneficially owned or over which control or direction is exercised	As a % of the total outstanding of the class
Class A common shares	-	-
Class B subordinate voting shares	925,714	0.18
In addition, Keevil Holding Corporation owns 51.16% of the outstanding shares of Temagami Mining Company Limited (Temagami) that, as at February 17, 2021, beneficially owned or exercised direction or control, directly or indirectly, over 4,300,000 Class A common shares, representing 55.37% of the Class A common shares outstanding and 725,000 Class B subordinate voting shares, representing 0.14% of the Class B subordinate voting shares outstanding. Norman Keevil, III is a director of Keevil Holding Corporation and 98% of the votes attached to the outstanding shares of Keevil Holding Corporation are held by a trust for the benefit of certain members of the Keevil family. The other 48.84% of the outstanding Temagami shares are owned by Sumitomo Metal Mining Co., Ltd. (SMM). Two of our directors, Eiichi Fukuda and Toru Higo, are directors or officers of certain entities that are affiliated with SMM. Messrs. Keevil III, Fukuda and Higo are also directors of Temagami.
Legal Proceedings and Regulatory Actions
Upper Columbia River Basin (Lake Roosevelt)
Prior to our acquisition in 2000 of a majority interest in Cominco Ltd. (now Teck Metals Ltd.), the Trail smelter discharged smelter slag into the Columbia River. These discharges commenced prior to Teck Metals’ acquisition of the Trail smelter in 1906 and continued until 1996. Slag was discharged pursuant to permits issued in British Columbia subsequent to the enactment of relevant environmental legislation in 1967.
Slag is a glass-like compound consisting primarily of silica, calcium and iron that also contains small amounts of base metals including zinc, lead, copper and cadmium. It is sufficiently inert that it is not characterized as a hazardous waste under applicable Canadian or U.S. regulations and is sold to the cement industry.
While slag has been deposited into the river, further study is required to assess what effect the presence of metals in the river has had and whether it poses an unacceptable risk to human health or the environment.
A large number of studies regarding slag deposition and its effects have been conducted by various governmental agencies on both sides of the border. The historical studies of which we are aware have not identified unacceptable risks resulting from the presence of slag in the river. In June 2006, Teck Metals and its affiliate, Teck American Incorporated (TAI), entered into a Settlement Agreement with the U.S. Environmental Protection Agency (the EPA) and the United States under which TAI is paying for and conducting a remedial investigation and feasibility study (RI/FS) of contamination in the Upper Columbia River under the oversight of the EPA.
The RI/FS is being prepared by independent consultants approved by the EPA and retained by TAI. TAI is paying the EPA’s oversight costs and providing funding for the participation of other governmental

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parties: the Department of Interior, the State of Washington, and two native tribes, the Confederated Tribes of the Colville Nation (the Colville Tribe) and the Spokane Tribe. Teck Metals has guaranteed TAI’s performance of the Settlement Agreement. TAI has also placed US$20 million in escrow as financial assurance for its obligations under the Settlement Agreement. We have accrued our estimate of the costs of the RI/FS.
Two citizens of Washington State and members of the Colville Tribe commenced an enforcement proceeding under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) to enforce an EPA administrative order against Teck and to seek fines and penalties against Teck Metals for non-compliance. Subsequently, an amended complaint was filed in District Court adding the Colville Tribe as a plaintiff and seeking natural resource damages and costs. Teck Metals sought to have the claims dismissed on the basis that the court lacked jurisdiction because the CERCLA statute, in Teck Metals’ view, was not intended to govern the discharges of a facility in another country. That case proceeded through U.S. Federal District Court and the Federal Court of Appeals for the 9th Circuit. The 9th Circuit found that CERCLA could be applied to Teck Metals’ disposal practices in British Columbia because they may have resulted in a release of toxic materials from a facility in Washington State.
The litigation continues. In September 2012, Teck Metals entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulates that some portion of the slag discharged from our Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, has been transported to and is present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In December 2012, the District Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that Teck Metals is liable under CERCLA for response costs, the amount of which will be determined in a subsequent phase of the case.
In October 2013, the Colville Tribe filed an omnibus motion with the District Court seeking an order stating that it is permitted to seek recovery from Teck Metals for environmental response costs and, in a subsequent proceeding, natural resource damages and assessment costs arising from the alleged deposition of hazardous substances in the United States from aerial emissions from Teck Metals’ Trail Operations. Prior allegations by the Tribes related solely to solid and liquid materials discharged to the Columbia River. The motion does not state the amount of response costs allegedly attributable to aerial emissions, nor did it attempt to define the extent of natural resource damages, if any, attributable to past smelter operations. In December 2013, the District Court ruled in favour of plaintiffs. The plaintiffs subsequently filed amended pleadings in relation to air emissions. The Court dismissed a motion to strike the air claims on the basis that CERCLA does not apply to air emissions in the manner proposed by the plaintiffs, and a subsequent Teck Metals motion seeking reconsideration of the dismissal. Teck Metals sought leave to appeal both of these decisions in the Ninth Circuit on an interlocutory basis, and in July 2016 the Ninth Circuit unanimously ruled in favour of Teck Metals on its appeal of the District Court decision. Plaintiffs sought an en banc review of the decision in the Ninth Circuit, which was denied in October 2016. As a result, alleged damages associated with air emissions are no longer part of the case.
A hearing with respect to past response costs took place in December 2015. In August 2016, the trial court judge ruled in favour of the plaintiffs. Teck Metals appealed that decision, along with certain other findings in the first phase of this case, in the Ninth Circuit Court of Appeals, which upheld the trial court ruling in September 2018. Teck Metals applied for rehearing of the Ninth Circuit ruling, which application was denied. Teck Metals sought leave to appeal certain findings in the U.S. Supreme Court, which was denied.

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A hearing with respect to claims for natural resource damages and assessment costs is expected to occur when the remedial investigation and feasibility study being undertaken by TAI are completed.
Natural resource damages are assessed for injury to, destruction of, or loss of natural resources including the reasonable cost of a damage assessment. TAI commissioned a study by recognized experts in damage assessment in 2008. Based on the assessment performed, Teck Metals estimates that the compensable value of such damage will not be material.
TAI intends to fulfill its obligations under the Settlement Agreement reached with the United States and the EPA in June 2006 and to complete the RI/FS mentioned above. The Settlement Agreement is not affected by the litigation.
There can be no assurance that we will ultimately be successful in our defence of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Settlement Agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.
Fisheries Act
During the third quarter of 2018, we received notice from Canadian federal prosecutors of potential charges under the Fisheries Act in connection with discharges of selenium and calcite from steelmaking coal mines in the Elk Valley. Since 2014, compliance limits and site performance objectives for selenium and other constituents, as well as requirements to address calcite, in surface water throughout the Elk Valley and in the Koocanusa Reservoir have been established under a regional permit issued by the provincial government, which references the Plan.
In the fourth quarter of 2020, Environment and Climate Change Canada issued a Direction under the Fisheries Act (the Direction) setting out measures to be taken to improve water quality and prevent calcite deposition in the Elk Valley in waters affected by Teck’s Fording River and Greenhills operations. The measures set out in the Direction are complementary to measures already included in the Plan being implemented by Teck. The Direction does not require construction of any additional water treatment facilities beyond those already contemplated by the Plan, but sets out requirements with respect to water management such as diversions, mine planning, fish monitoring and calcite prevention measures, as well as the installation, by December 31, 2030, of a 200-hectare geo-synthetic cover trial in the Greenhills Creek drainage. The headwaters of Greenhills Creek have been identified as the location where a geo-synthetic cover over waste rock has the greatest technical potential as a source control measure.
Certain of the measures in the Direction, including the cover trial, will require incremental spending beyond that already associated with the Plan. The issuance of the Direction does not resolve the potential charges under the Fisheries Act previously notified to Teck. Discussions with respect to those charges continue and the outcome of these discussions is uncertain. If a pre-trial resolution of the potential charges is not feasible, it is not possible to assess the viability of potential defences to any charges, and the impact of a conviction may be material.
Transfer Agents and Registrars
AST Trust Company (Canada) is the transfer agent and registrar for the Class A common and Class B subordinate voting shares and maintains registers in Vancouver, British Columbia and Toronto, Ontario.

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2020 Annual Information Form
Material Contracts
The following are the only contracts entered into by Teck that are material, still in effect and not entered into in the ordinary course of business:
■Waneta Transmission Agreement, dated as of July 26, 2018, between Teck Metals Ltd. and British Columbia Hydro and Power Authority (See “Description of the Business –— Individual Operations –— Zinc –— Refining and Smelting –— Trail Operations” for more details)
■Indenture, dated as of June 30, 2020, between Teck and The Bank of New York Mellon (See “Description of Capital Structure –— General Description of Capital Structure –— Public Indebtedness” for more details)
■Indenture, dated as of August 17, 2010, between Teck and The Bank of New York Mellon, as trustee, and the first, second, third, fourth and fifth supplemental indentures thereto (See “Description of Capital Structure –— General Description of Capital Structure –— Public Indebtedness” for more details)
■Indenture, dated as of September 12, 2002, between Teck and The Bank of New York Mellon, as trustee (See “Description of Capital Structure –— General Description of Capital Structure –— Public Indebtedness” for more details)
Interests of Experts
PricewaterhouseCoopers LLP, Chartered Professional Accountants, are the Company’s auditors and have prepared an opinion with respect to the Company’s consolidated financial statements as at and for the year ended December 31, 2020 and the effectiveness of the Company’s internal control over financial reporting as at December 31, 2020. PricewaterhouseCoopers LLP report that they are independent of the Company in accordance with the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules of the Public Company Accounting Oversight Board.
Rodrigo Marinho, P.Geo., Jo-Anna Singleton, P.Geo., Robin Gold, P.Eng., Fernando Angeles P.Eng., and Lucio Canchis, SME Registered Member, have acted as Qualified Persons in connection with the estimates of mineral reserves and resources presented in this Annual Information Form. Mr. Marinho is an employee of Teck. Ms. Singleton and Mr. Gold are employees of Teck Coal Limited, which is directly and indirectly wholly owned by Teck. Messrs. Angeles and Canchis are employees of Compañía Minera Antamina S.A., in which Teck holds a 22.5% share interest.
GLJ Ltd. has acted as an independent qualified reserves evaluator in connection with our interest in Fort Hills.
Messrs. Marinho, Gold, Angeles, Canchis, Ms. Singleton and the designated professionals of GLJ Ltd., each respectively, hold beneficially, directly or indirectly, less than 1% of any class of the Company’s securities.
Disclosure Pursuant to the Requirements of the New York Stock Exchange
The Board and management are committed to leadership in corporate governance. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange, we have in place a system of corporate governance practices that meets or exceeds all applicable Canadian requirements.
Notwithstanding that Teck is a “foreign private issuer” for purposes of its New York Stock Exchange (NYSE) listing and, as such, the NYSE director independence requirements that are applicable to U.S.

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2020 Annual Information Form
domestic issuers do not apply to Teck, the Board has established a policy that at least a majority of its directors must satisfy the director independence requirements under Section 303A.02 of the NYSE corporate governance rules. The Board annually reviews and makes such determination as to the independence of each director for both Canadian and NYSE purposes.
The NYSE requires that, as a foreign private issuer that is not required to comply with all of the NYSE’s corporate governance rules applicable to U.S. domestic issuers, Teck disclose any significant ways in which its corporate governance practices differ from those followed by NYSE listed U.S. domestic issuers. Aside from the exception listed below, the differences between our practices and the NYSE rules are not material and are more of a matter of form than substance. The exception is that Messrs. Fukuda and Higo are employees of Sumitomo Metal Mining Co., Ltd. or a subsidiary thereof. Sumitomo Metal Mining Co., Ltd., together with Sumitomo Corporation, acquired an interest in our subsidiary Compañia Minera Quebrada Blanca S.A., for payments in aggregate of approximately US$1.3 billion in 2019. While the Board has determined that Messrs. Fukuda and Higo are “independent” under the NYSE listing standards applicable to foreign private issuers, because of the amount of that payment they would not be considered “independent” under the NYSE listing standards if Teck were a U.S. domestic issuer.
Non-GAAP Measures
Our financial results are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). This document refers to Operating Netback, Adjusted Operating Costs and Bitumen Price Realized which are non-GAAP financial measures not recognized under IFRS in Canada. These measures do not have standardized meanings prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States. As a result they may not be comparable to similar measures reported by other companies.
Operating Netbacks per barrel in our energy business unit are calculated as blended bitumen sales revenue net of diluent expenses (also referred to as bitumen price realized), less royalties, transportation and operating expenses divided by barrels of bitumen sold. We include this information as investors and analysts use it to measure our profitability on a per barrel basis.
Bitumen price realized is revenue from the sale of our blended bitumen excluding non-proprietary product revenue with Crown royalties added back in divided by blended bitumen barrels sold in the period.
Adjusted operating costs for our energy business unit are defined as the costs of product as it leaves the mine, excluding depreciation and amortization charges, cost of diluent for blending to transport our bitumen by pipeline, cost of non-proprietary product purchased, transportation costs of our product and non-proprietary product, and any one-time collective agreement charges or inventory write-down provisions.
Operating netback, adjusted operating costs and bitumen price realized are each reconciled to revenue under the heading “Use of Non-GAAP Financial Measures – Energy Business Unit – Operating Netback, Bitumen and Blended Bitumen Price Realized Reconciliations, and Adjusted Operating Costs” of our Management’s Discussion and Analysis for the year ended December 31, 2020, which can be found under our profile on SEDAR at www.sedar.com.

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Additional Information
1.Additional information relating to Teck may be found under our profile on SEDAR at www.sedar.com.
2.Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, securities authorized for issuance under equity compensation plans, options to purchase securities and interests of insiders in material transactions, is contained in the Management Proxy Circular to be issued for our Annual Meeting of Shareholders to be held on April 28, 2021. Additional financial information is also provided in our comparative financial statements and in the Management’s Discussion and Analysis for the year ended December 31, 2020. Copies of these documents are available upon request from our Corporate Secretary.
3.Unless otherwise stated, information contained herein is as at December 31, 2020.

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Schedule A – Audit Committee Charter
TECK RESOURCES LIMITED
AUDIT COMMITTEE CHARTER
A.GENERAL
1.Purpose
The Audit Committee (the “Committee”) is established by the Board of Directors (the “Board”) of Teck Resources Limited (“Teck”) to:
(i) provide an open avenue of communication between Teck’s management, external auditors and advisors, internal auditors and the Board;
(ii) assist the Board in its oversight of the:
(a)integrity, adequacy and timeliness of Teck’s financial reporting and disclosure practices;
(b)processes for identifying Teck’s principal financial risks and reviewing Teck’s internal control systems to ensure that they are adequate to ensure fair, complete and accurate financial reporting;
(c)compliance with legal and regulatory requirements related to financial reporting;
(d)accounting principles, policies and procedures used by management in determining significant estimates;
(e)antifraud programs and controls, including management’s identification of fraud risks and implementation of antifraud measures;
(f)mechanisms for employees to report concerns about accounting policies and financial reporting;
(g)engagement, independence and performance of Teck’s external and internal auditors and any other advisors; and
(h)internal audit mandate, internal audit plans, internal audit and Sarbanes Oxley (SOX) audit programs and results of internal audits and SOX compliance audits performed by Teck’s internal audit department;
(iv) assist the Board in fulfilling its responsibilities to oversee and monitor the management and governance of Teck’s various pension plans (“Pension Matters”); and
(v) perform any other activities consistent with this Charter, Teck’s by-laws and applicable laws as the Committee or Board deems necessary or appropriate.
2.Responsibilities
The Committee’s role is one of oversight and it is to act in an advisory capacity to the Board.
Management is responsible for preparing Teck’s financial statements and other financial information, for the fair presentation of the information set forth in the financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”, which for Teck is International Financial Reporting Standards), for establishing, documenting, maintaining and

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reviewing systems of internal control and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations. The external financial auditors’ responsibility is to audit Teck’s financial statements and provide an opinion, based on their audit conducted in accordance with Canadian generally accepted auditing standards, that the financial statements present fairly, in all material respects, Teck’s financial position, results of operations and cash flows in accordance with GAAP.
In accordance with the Sarbanes Oxley Act of 2002, Section 404, the external auditors are also responsible for providing an opinion on the effectiveness of Teck’s internal controls over financial reporting.
The Committee is responsible for recommending to the Board for recommendation to Teck’s shareholders the appointment of the external auditor and for approving the external auditor’s remuneration. The external auditor shall report directly to the Committee, as the external auditor is accountable to the Board as representatives of Teck’s shareholders. The Committee is responsible for the evaluation and oversight of the work of the external auditor and the resolution of any disagreements between management and the external auditor regarding financial reporting and SOX assessment. It is not the duty or responsibility of the Committee or any of its members to plan or conduct any type of audit or accounting review or procedure.
With respect to Pension Matters, management is responsible for the day-to-day administrative and sponsorship responsibilities with respect to pension matters. The Committee is responsible for overseeing the activities of the Executive Pension Committee and the senior management personnel responsible for these activities.
B.AUTHORITY AND RESPONSIBILITIES WITH RESPECT TO FINANCIAL REPORTING AND RELATED MATTERS
In performing its oversight responsibilities, the Committee shall:
1.Review the appointments of Teck’s CFO and any other key financial executives involved in the financial reporting process.
2.Review with management, the external auditor, and the Internal Auditor the adequacy and effectiveness of Teck’s systems of internal control, the status of management’s implementation of internal audit recommendations and the remediation status of any reported control deficiencies. Particular emphasis will be placed on those deficiencies evaluated as either a significant deficiency or a material weakness, which have been identified as a result of audits and/or during annual controls compliance testing as required under SOX legislation.
3.Review Teck’s process for the CEO and CFO certifications required by applicable securities regulations with respect to Teck’s financial statements, disclosures and internal controls, including any significant changes or deficiencies in such controls.
4.Review with management and the external auditor the annual audited financial statements and management’s discussion and analysis and recommend their approval by the full Board prior to their release and/or filing with the applicable regulatory agencies.
5.Review with management and the external auditor the unaudited quarterly financial statements, associated management’s discussion and analysis and interim earnings news releases and approve them on behalf of the Board, prior to their release and/or filing with the applicable regulatory agencies.
6.As appropriate, review other news releases and reporting documents that include material non-public financial information prior to their public disclosure by filing or distribution of these

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documents. Such review includes financial matters required to be reported under applicable legal or regulatory requirements, but does not necessarily include news releases that contain financial information incidental to the announcement of acquisitions, financings or other transactions.
7.Ensure that adequate procedures are in place for the review of Teck’s public disclosure of financial information extracted or derived from Teck’s financial statements, other than the disclosure documents referred to above, and periodically assess the adequacy of these procedures.
8.Review Teck’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.
9.Review the quality and appropriateness, not just the acceptability, of the accounting policies and the clarity of financial information and disclosure practices adopted by Teck, including consideration of the external auditor’s judgments about the quality and appropriateness of Teck’s accounting policies. This review shall include discussions with the external auditor without the presence of management.
10.Review with management, the external auditor, and the Internal Auditor significant related party transactions and potential conflicts of interest.
11.Review with management Teck’s tax policy and material developments in Teck’s tax affairs.
12.Review with management Teck’s privacy and cyber security risk exposure and the policies, procedures, and mitigation plans in place to protect the security and integrity of Teck’s information systems and data, including crisis management and business continuity plans.
13.To assist the Board with its recommendations to shareholders, recommend (a) the external auditor to be nominated to examine Teck’s accounts and financial statements and prepare and issue an auditor’s report on them or perform other audit, review or attest services for Teck, and (b) the compensation of the external auditor.
14.Approve all audit engagement terms and fees.
15.Review with management and the external auditor and approve the annual external audit plan and results of and any problems or difficulties encountered during any external audits and management’s responses thereto.
16.Receive the reports of the external auditor on completion of the quarterly reviews and the annual audit.
17.Monitor the independence of the external auditors by reviewing all relationships between Teck’s external auditor and all audit, non-audit and assurance work performed for Teck by the external auditor on at least a quarterly basis. The Committee will receive an annual written confirmation of independence from the external auditor.
18.Pre-approve all audit, non-audit and assurance services provided by the independent auditor prior to the commencement of any such engagement. The Committee may delegate the responsibility for approving non-audit services to the Chair or another member of the Committee appointed by the Chair where the fee does not exceed $50,000. The Committee will review a summary of all audit, non-audit and assurance work performed for Teck at least twice per year.
19.Review and approve hiring policies regarding partners, employees or former partners and employees of the present or former external auditor of Teck, including:
(a)the appointment of any employee or former employee of the present and former external auditor to a senior financial management position with Teck, and

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(b)management’s reports of the profiles of all individuals hired during the past year who were employed by the present and former external auditor at any time during the two years prior to being hired by Teck.
20.Review and evaluate the qualifications and performance of the external auditor annually. In conducting its review and evaluation, the Committee should:
(a)obtain and review any report by the external auditor describing any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation with respect to the firm by professional or regulatory authorities, and any steps taken to deal with any such issues;
(b)review and evaluate the performance of the lead audit partners and the engagement team as a whole; and
(c)take into account the opinions of management, Teck’s internal auditors (or other personnel involved with the annual audit and quarterly reviews) and committee members.
21.Review and approve the functions of Teck’s Audit and Operational Review Department, including:
(a)its mandate, authority and organizational reporting lines;
(b)its annual and longer term internal audit plans, budgets and staffing;
(c)its performance; and
(d)the appointment, reassignment or replacement of Teck’s chief audit executive.
This review will include discussions with the Internal Auditor without the presence of management or the external auditor.
22.Review Teck’s procedures and establish procedures for the Committee for the:
(a)receipt, retention and resolution of complaints regarding accounting, internal accounting controls, financial disclosure or auditing matters; and
(b)confidential, anonymous submission by employees regarding questionable accounting, auditing or financial reporting and disclosure matters or violations of Teck’s Code of Ethics or associated policies.
23.Review the adequacy of Teck’s bank lines of credit and guidelines for the investment of cash.
24.Review with senior financial management, the external auditor, Teck’s chief audit executive, and such others as the Committee deems appropriate, the results of operational reviews, audits, SOX controls compliance audits and any problems or difficulties encountered during the audits.
C.AUTHORITY AND RESPONSIBILITIES WITH RESPECT TO PENSION MATTERS
In assisting the Board in fulfilling its responsibilities with respect to the management and governance of Teck’s pension plans, the Committee shall:
1.With respect to Teck’s role as plan sponsor:
(a)Review and oversee the implementation of the design of Teck’s pension plans, the coverage afforded by the plans and changes to the plans.

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(b)Review the funding policies for Teck’s defined benefit plans and where appropriate, recommend the Board’s approval of these policies.
(c)Review the level of Teck’s contributions to its defined contribution plans and any proposed changes thereto and where appropriate recommend approval of such changes to the Board.
(d)Review proposals for the wind-up or partial wind-up of any of Teck’s pension plans, having regard to any collective bargaining and regulatory requirements and making appropriate recommendations in respect thereof to the Board.
2.With respect to Teck’s role as plan administrator:
(a)Oversee and monitor the authority delegated to management’s Executive Pension Committee to administer each of the pension plans in accordance with relevant pension legislation, the terms of the plans and all other requirements of law.
(b)Review compliance with minimum funding requirements (if any) prescribed by applicable pension legislation and the policies and procedures in place in respect thereof, including requisitioning and reviewing actuarial reports.
(c)Review and monitor the investment of pension fund assets (in the case of a defined benefit plan), including the policies and procedures in place in respect thereof.
(d)Review and monitor the sufficiency and appropriateness of the investment choices available to plan members of the defined contribution plans and the communication and educational materials provided to plan members.
(e)Review and monitor the performance of the investment managers chosen by management for Teck’s pension plans, including the process established for the selection, retention or replacement of any investment manager or advisors.
D.COMMITTEE COMPOSITION
1.Member Qualifications
The Committee shall consist of at least three directors. All members of the Committee shall be independent directors and shall be sufficiently financially literate to enable them to discharge their responsibilities in accordance with any applicable corporate, securities, or other legislation or any applicable rule, regulation, instrument, policy, guideline, or interpretation under such legislation and the requirements of the stock exchanges on which Teck’s securities trade, including National Instrument 52-110.  Financial literacy means the ability to read and understand a balance sheet, income statement, cash flow statement and associated notes, which represent a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Teck’s consolidated financial statements.
At least one member of the Committee shall have accounting or related financial management expertise that allows that member to read and understand financial statements and the related notes attached thereto in accordance with GAAP.

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2.Member Appointment and Removal
The members of the Committee shall be appointed annually at the time of each annual meeting of shareholders and shall hold office until the next annual meeting or until they cease to be directors of Teck.
3.Quorum
A quorum for the Committee shall be a majority of the members.
E.PROCEDURES AND OTHER MATTERS
1.Structure and Operations
The Board shall appoint a Chair of the Committee who, in consultation with the Committee members, shall determine the schedule and frequency of Committee meetings, provided that the Committee shall meet at least five times per year. The Committee may invite any person to attend meetings to assist in the discussion of the matters under consideration by the Committee. Decisions at meetings of the Committee will be made by simple majority vote and the Chair shall not have a casting vote. The Committee may also take action evidenced by a written consent resolution signed by all members of the Committee, which resolution may be signed in counterparts.
2.In-Camera Meetings
In performing its oversight responsibilities, the Committee shall meet separately with the Chief Financial Officer (“CFO”), other senior financial management requested by the Committee, the external auditor, and Teck’s chief audit executive (the “Internal Auditor”) at least four times per year, or more frequently as required, to discuss matters that the Committee or these individuals or groups believe should be discussed privately with the Committee;
3.Litigation and Ethics Matters
On a quarterly basis, the General Counsel, and the Internal Auditor shall report any litigation, claim or other contingency that could have a significant effect on Teck’s financial results or disclosure and any real or suspected incidents of fraud, theft or violations of Teck’s Code of Ethics or associated policies that have been reported to management or to the internal audit department. The Committee shall review any such reports or similar reports submitted by other employees or members of management and if deemed necessary, report such matters related to auditing, accounting and financial reporting and/or disclosure to the full Board.
4.Disclosure Controls
The Chair of the Committee or an appointee shall meet at least once per year with management’s Disclosure Committee to review Teck’s disclosure controls and procedures.
5.Management Committee Minutes
Copies of the minutes of meetings of management’s Disclosure Committee and Executive Pension Committee shall be provided to the Committee upon their request.

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6.Investigations and Advisors
The Committee shall conduct or authorize investigations into any matter that the Committee believes is within the scope of its responsibilities. The Committee has the authority to (a) retain independent counsel, accountants, auditors or other advisors to assist it in the conduct of any investigation or otherwise to assist it in the discharge of its duties, at the expense of Teck, (b) set and pay the compensation of and engagement terms for any such advisors retained by it, and (c) communicate directly with the internal and external auditors and advisors.
7.Manner of Reporting to the Board
The Committee shall fix its own procedures, keep records of its proceedings, and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board). The Board shall be promptly advised of any decisions taken by the Committee, and minutes of any Committee meeting will be provided to the Board.
8.Review of the Charter
The Committee shall annually assess the adequacy of this Charter and recommend any changes to the Board for approval, taking into account any applicable legislative and regulatory requirements and best practice guidelines.
9.Annual Review and Assessment
The Committee’s performance, including its compliance with this Charter, shall be evaluated annually in accordance with a process approved by the Board and the results of that evaluation shall be reported to the Committee and to the Board.
10.Committee Reports
(a)Advise the Board, either orally or in writing, of any:
i.accounting, disclosure or finance related matters that the Committee believes have or could have a material effect on the financial condition or affairs of Teck;
ii.pension-related matters that the Committee believes have or could have a material effect on the financial condition or affairs of Teck and/or any of its pension plans; and
iii.make appropriate recommendations to the Board in respect of any matters requiring Board approval.
(b)The Chair of the Committee shall prepare or cause to be prepared an audit committee report to be included in Teck’s annual management proxy circular, which report shall be approved by the Committee.

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Schedule B – Report of Management and Directors on Reserves Data and Other Information
Management of Teck Resources Limited (the “Company”) is responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data.
Independent qualified reserves evaluators have evaluated the Company’s reserves data. The reports of the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.
The Audit Committee or the Technical Committee of the Board of Directors of the Company has:
(a)reviewed the Company’s procedures for providing information to the independent qualified reserves evaluators;
(b)met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and
(c)reviewed the reserves data with management and the independent qualified reserves evaluators.
The Technical Committee of the Board of Directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Technical Committee, approved:
(a)the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;
(b)the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluators on the reserves data; and
(c)the content and filing of this report.
Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Donald R. Lindsay	Mayank M. Ashar
(Signed) Donald R. Lindsay President and Chief Executive Officer	(Signed) Mayank M. Ashar Director
Jonathan H. Price	Edward C. Dowling
(Signed) Jonathan H. Price Senior Vice President and Chief Financial Officer	(Signed) Edward C. Dowling Director
Date: February 17, 2021

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Schedule C – Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor
To the Board of Directors of Teck Resources Limited (the "Company"):
1.We have evaluated the Company’s reserves data as at December 31, 2020. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2020, estimated using forecast prices and costs.
2.The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.
3.We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the "COGE Handbook") maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).
4.Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.
5.The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2020, and identifies the respective portions thereof that we have evaluated and reported on to the Company's Board of Directors:

Independent Qualified Reserves Evaluator or Auditor	Effective Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate - MM$)
			Audited	Evaluated	Reviewed	Total
GLJ Ltd.	December 31, 2020	Canada		291		291
6.In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.
7.We have no responsibility to update our reports referred to in paragraph 5 for events and circumstances occurring after the effective date of our reports.
8.Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.
Executed as to our report referred to above:
GLJ Ltd., Calgary, Alberta, Canada, February 10, 2021
“Originally Signed By”
Tim R. Freeborn, P. Eng.
Vice President and Chief Financial Officer

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Schedule D – List of Technical Reports
As required by Form 51-102F2 under National Instrument 51-102, the following table sets out the title, date and author(s) of the current National Instrument 43-101 technical report for each of Teck’s material properties. Notwithstanding the authorship of the reports noted below, the scientific and technical information included in this Annual Information Form regarding Teck’s mining properties is approved by, and prepared under the supervision of, Rodrigo Marinho, P.Geo., who is an employee of Teck Resources Limited, except for (a) the Antamina property, for which the reserve and resource estimates included in this Annual Information Form is approved by, and prepared under the supervision of Fernando Angeles, P.Eng, and Lucio Canchis, who is an SME Registered Member, both of whom are employees of Compañía Minera Antamina S.A., and (b) the Fording River, Elkview and Greenhills properties, for which the scientific and technical information included in this Annual Information Form is approved by, and prepared under the supervision of Jo-Anna Singleton, P.Geo., and Robin Gold, P.Eng., who are employees of Teck Coal Limited. Other than Mr. Marinho, the authors of the reports below have not prepared or approved the disclosure in this Annual Information Form, and the inclusion of their names below is not intended to imply that they have prepared or approved any such disclosure.

Property	Title, Date and Author of Report
Highland Valley Copper Mine	NI 43-101 Technical Report Teck Highland Valley Copper; March 6, 2013; Ronald Graden
Antamina	Technical Report, Mineral Reserves and Resources, Antamina Deposit, Peru; January 31, 2011; Luis Lozada and Jhon Espinoza
Fording	NI 43-101 Technical Report on Coal Resources and Reserves of the Fording River Operations; December 31, 2011; Eric L. Jensen, Andrew J. Knight, Donald E. Mills and Barry F. Musil
Elkview	Technical Report on Coal Resources and Reserves of the Elkview Property; February 28, 2008; Marston Canada Ltd.
Greenhills	NI 43-101 Technical Report on Greenhills Coal Operation; February 20, 2020; Andrew J. Knight, Donald E. Mills and Alison J. Seward
Red Dog	NI 43-101 Technical Report, Red Dog Mine, Alaska, USA; February 21, 2017; Thomas Krolak, Kevin Palmer, Brigitte Lacouture and Norman Paley
Quebrada Blanca	NI 43-101 Technical Report on Quebrada Blanca Phase 2, Región de Tarapacá, Chile; February 25, 2019; Rodrigo Marinho, Paul Kolisnyk, Bryan Rairdan and Eldwin Huls

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